Exhibit 99.1

INFORMATION STATEMENT

Federal Home Loan Bank of Pittsburgh

Capital Stock

The Federal Home Loan Bank of Pittsburgh (“Bank”) is offering shares of new capital stock, five-year redeemable and par value $100 (“Capital Stock”), to its stockholders (referred to as “members”) in connection with the implementation of a new capital structure for the Bank as mandated by the Gramm-Leach-Bliley Act of 1999 (“GLB Act”), which amended the Federal Home Loan Bank Act (“Bank Act”). The shares will be issued pursuant to a capital plan (“Capital Plan”) of the Bank, which was approved by the Federal Housing Finance Board (“Finance Board”) on May 8, 2002. The Bank is one of the twelve Federal Home Loan Banks (“FHLBanks”), which were created by Congress in 1932 to provide liquidity in the mortgage market and to promote homeownership in the United States. Bank members should review and be thoroughly familiar with the Bank Act, as amended by the GLB Act, and implementing regulations of the Finance Board, as they relate to the new capital structure of the Bank.

At close of business on December 16, 2002 (“Effective Date” of the Capital Plan), the outstanding shares of the existing capital stock of the Bank, other than the shares of members that have opted out of the conversion process, shall automatically be deemed converted into and exchanged for an equal amount of Capital Stock. Thereafter, the Bank may issue Capital Stock from time to time either to new members or to current members in accordance with the Capital Plan, and as necessary to satisfy the Bank’s minimum capital requirements established by the GLB Act.

The shares of Capital Stock offered hereby will be issued at par value and will not trade in a market. Redemptions and repurchases of such stock by the Bank, and any transfers of such stock from one member to another, must also be made at par value. For a discussion of the redemption, repurchase and transfer provisions relating to such stock, see “Limitations on Redemption” and “Limitations on Repurchase” on pages 33 and 34, as well as “Transfer of Stock” on page 38.

There are differences between the existing capital stock of the Bank outstanding prior to the Effective Date of the Capital Plan and the new Capital Stock offered hereby. For a discussion of those differences, see “Capital Requirements – Pre-GLB Act, Post-GLB Act” and “Comparison of Terms of Existing Stock and Capital Stock” on pages 22 to 26.

IF YOU DO NOT OPT OUT OF THE CAPITAL CONVERSION ON OR BEFORE NOVEMBER 15, 2002, YOUR OUTSTANDING SHARES OF EXISTING BANK STOCK WILL BE AUTOMATICALLY CONVERTED TO NEW CAPITAL STOCK REDEEMABLE ONLY UPON FIVE YEARS’ NOTICE TO THE BANK.

IF YOU DO OPT OUT OF THE CAPITAL CONVERSION AND WITHDRAW FROM MEMBERSHIP, YOU MAY NOT BE READMITTED TO MEMBERSHIP IN ANY FHLBANK FOR A PERIOD OF FIVE YEARS FROM THE DATE ON WHICH YOUR

MEMBERSHIP TERMINATED AND YOU DIVESTED ALL SHARES OF BANK STOCK.

This Information Statement should be read in conjunction with the Bank’s 2001 Annual Report distributed to members and filed with the Finance Board. See “Incorporation of Certain Documents by Reference.”

The Capital Stock is exempt from registration under the Securities Act of 1933, as amended. The Capital Stock has not been approved or disapproved by the Securities and Exchange Commission, or any state securities commission, nor has the Securities and Exchange Commission, the Finance Board, or any state securities commission passed upon the adequacy or accuracy of this Information Statement. Any representation to the contrary is a criminal offense.

The United States Government does not guarantee payments due on funds invested in the stock or indebtedness of the Bank, any dividend payments on shares of Capital Stock or the profitability of the Bank.

No person has been authorized to make representations or warranties, either express or implied, with respect to the Capital Stock, except the representations contained herein. Only information contained herein, or in documents incorporated herein by reference, may be relied upon by any member as constituting representations of the Bank.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any of the Capital Stock in any jurisdiction in which such offer or solicitation would be unlawful.

The Date of this Information Statement is September 20, 2002.

TABLE OF CONTENTS

I.	INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
II.	AVAILABLE INFORMATION	1
III.	INTRODUCTORY STATEMENT	1
	A. Summary Of Capital Stock	3
	B. Summary Financial Data	8
IV.	FORWARD-LOOKING STATEMENTS	10
V.	CAPITALIZATION	11
	A. Capital Requirements	11
	1. Capital Ratio Compliance	11
	2. Leverage Capital Ratio Compliance	12
	3. Permanent Capital Compliance	12
	B. Material Assumptions	14
VI.	BUSINESS OF THE BANK	14
	A. General	14
	B. Lending	15
	C. Acquired Member Asset Programs	15
	D. Correspondent Banking Services	16
	E. Affordable Housing Program and Community Investment Programs	16
	F. REFCORP Obligation	17
VII.	FUNDING SOURCES	17
	A. General	17
	B. Strategy with Respect to Interest Rate Exchange Agreements	18
	C. Joint and Several Liability	19
	D. Negative Pledge Requirements	20
	E. Office of Finance	20
VIII.	CAPITAL REQUIREMENTS	22
	A. Pre-GLB Act – Prior Capital Structure	22
	B. Post-GLB Act – New Capital Structure	22
	1. General	22
	2. Leverage-Related Capital Requirements	23
	3. Risk-Based Capital Requirement	23
	C. Comparison of Terms of Existing Stock and Capital Stock	24
IX.	DESCRIPTION OF THE BANK’S CAPITAL PLAN	26
	A. Background	26
	B. Development of the Bank’s Capital Plan	26
	C. Conversion and Purchase of Capital Stock on the Effective Date	27
	D. Minimum Stock Investment Requirements	28
	1. General	28
	2. Member Loan Stock Purchase Requirement	28
	3. Unused Borrowing Capacity Stock Purchase Requirement	29
	4. Acquired Member Asset Purchase Requirement	30
	5. Excess Stock Investment	31

	6. Limitations on Redemption	33
	7. Limitations on Repurchase	34
	8. Adjustments to Minimum Amount	34
	E. Termination of Membership	34
	1. Voluntary Withdrawal	35
	2. Involuntary Terminations	36
	F. Rights Upon Withdrawal, Liquidation, Consolidation or Merger of the Member	36
	1. Liquidation of Capital Stock	36
	2. Liquidation of Indebtedness	36
	G. Amendments to the Capital Plan	36
X.	DESCRIPTION OF CAPITAL STOCK	37
	A. Voting Rights – Election of Directors	37
	B. Par Value	37
	C. Ownership of Retained Earnings	37
	D. Limitations	37
	E. Transfer of Stock	38
	F. Dividends	38
	G. Rights in Bank Liquidation, Merger or Consolidation	38
XI.	RISK FACTORS	38
	A. Risks Relating to the New Capital Structure	38
	1. Member Minimum Stock Investment Requirement May Increase	38
	2. No Public Market for Capital Stock	39
	3. Restrictions on Redemption and Repurchase of Excess Stock	40
	4. Risk-Weighting of Capital Stock	41
	5. Ability to Pay Dividends	42
	6. Capital Plan Amendments	42
	7. Rights of Members in the Event of Liquidation or Merger	42
	B. Risks Relating to the FHLBank System	43
	1. Joint and Several Liability on Consolidated Obligations	43
	2. Changes in Statute or Regulations	43
	3. Multi-district Membership	43
	C. Risks Relating to the Business of the Bank	44
	1. Changes in Interest Rates	44
	2. Reduction in Retained Earnings Due to FAS133 Adjustments	45
	3. Convexity Risks in Mortgage Assets	45
	4. Counterparty Credit Risk	45
	5. Concentration of Loans	46
	6. Concentration of Capital Stock	46
	7. Inability to Access the Capital Markets	46
	8. Competition in the Lending Business	46
	9. Loan Pricing	47
	10. Lower AHP Subsidies	47
	11. Lower Dividends Resulting from Increased AHP Contribution	47
XII.	SELECTED FINANCIAL DATA	48

XIII.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	49
	A. Financial Trends	50
	1. Conditions in Financial Markets	50
	2. Statement of Condition	50
	3. Debt Financing Activity	54
	B. Results of Operations	55
	1. Net Income and Net Interest Income	55
	2. Operating Expenses	58
	3. Finance Board and Office of Finance Expenses	59
	4. Affordable Housing Program	59
	C. REFCORP Payment	59
	D. Risk Management	60
	1. Liquidity	60
	2. Managing Interest Rate Risk	61
	3. Derivatives and Hedging Activities	62
	4. Managing Credit Risk	69
	5. Mortgage Loans	70
	6. Operational Risk	71
	E. Regulatory Developments	72
	1. Unsecured Credit Limits	72
	2. Multiple-Membership Petitions	72
	3. Non-mortgage Assets Redefinition	72
	F. Capital Adequacy	72
	G. Transactions with Related Parties	73
	H. Membership Trends	73
	1. Members	74
	2. Member Borrowers	75
	3. Top Ten Loan Holding Members	76
	4. Housing Associates	76
XIV.	GOVERNMENT REGULATION	77
	A. General	77
	B. Loans	78
	1. General	78
	2. Pricing	78
	3. Collateral	78
	4. Loans to Housing Associates	79
	5. Capital Stock Requirements	80
	C. Standby Letters of Credit	80
	D. Acquired Member Assets	80
	E. Permissible Investments	81
	1. Statutory Authority	81
	2. The Investment Regulation	81
	3. Investment Limitations	81
	4. Derivatives Contracts and Other Activities	82
	F. New Business Activities	83

	1. Accepting Mutual Funds As Collateral from Members	83
	2. Community Development Fund Investment	83
	3. Investing in Money Market Investments Rated Single-A or Triple-B	84
	4. Investment in Small Business Investment Company	84
	G. Liquidity Requirements	84
	1. Deposit Liquidity Requirement	84
	2. Contingency Liquidity Requirement	85
	3. Risk Management Policy	85
	H. Unsecured Credit Limits	85
	I. Responsibilities of the Bank Board of Directors and Senior Management	85
	1. Risk Management Policy	85
	2. Strategic Business Plan	86
	3. Internal Controls	86
	4. Audit Committee	86
	5. Internal Market Risk Model and Risk Assessment Procedures	87
	6. Governance	87
	J. Additional Oversight	87
	K. Tax Status	88
XV.	FEDERAL INCOME TAX IMPLICATIONS	88
	A. General	88
	B. Taxation of the Recapitalization	89
	C. Taxation of Stock Redemptions and Repurchases	90
	D. Future Distributions	91
	1. Cash Distributions	91
	2. Stock Dividends	91
XVI.	DIRECTORS AND SENIOR OFFICERS	94
	A. Board of Directors	94
	B. Senior Bank Officers	95
XVII.	INDEX TO FINANCIAL STATEMENTS	96
	EXHIBIT A - Capital Plan	103
	EXHIBIT B - Form of Opt Out Notice	139

I.	INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following information contained in the Bank’s 2001 Annual Report (“Annual Report”) is incorporated by reference in this Information Statement:

•	Supplemental Information to Financial Statements at pages 16-17;

•	Financial Review at pages 18-27;

•	Report of Independent Accountants at page 29; and

•	the audited financial statements of the Bank and notes thereto at pages 30-57.

Incorporation by reference means that the information contained in the indicated portions of the Annual Report is deemed to be included in this Information Statement. The information incorporated by reference is an integral part of this Information Statement and should be reviewed by members in evaluating the Bank’s Capital Plan and in determining whether to opt out from the conversion of their existing capital stock.

Any statement contained in the portions of the Annual Report incorporated by reference is deemed to be modified or superseded to the extent that any statement in this document contains new or additional information. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Statement.

II.	AVAILABLE INFORMATION

Copies of the Annual Report and other information concerning the Bank may be obtained without charge from your relationship manager or from the corporate secretary, Federal Home Loan Bank of Pittsburgh, 601 Grant Street, Pittsburgh, Pennsylvania 15219-4455, telephone (800) 288-3400. The Annual Report can also be obtained by accessing the Bank’s Web site on the Internet at www.fhlb-pgh.com.

III.	INTRODUCTORY STATEMENT

This Information Statement is provided to furnish information in connection with the issuance of shares of Capital Stock of the Bank in connection with the implementation of its new capital structure as mandated by the GLB Act. The Capital Stock will be issued at the close of business on the Effective Date of the Capital Plan, attached as Exhibit A.

The GLB Act imposes new minimum leverage and risk-based capital requirements on each of the twelve regional FHLBanks. The GLB Act further requires the FHLBanks to implement a new capital structure to replace the stock subscription structure that has been in effect since 1932. Under the new capital structure, the FHLBanks may issue Class A stock or Class B stock, or both, to their members. Such stock must be issued in amounts sufficient to enable the FHLBanks to satisfy their new minimum capital requirements.

The principal difference between Class A and Class B stock is that Class A stock is redeemable upon six months’ notice, whereas Class B stock is redeemable upon five years’ notice. Class B stock also has a higher weighting than Class A stock for purposes of calculating the Bank’s minimum leverage requirement.

The Bank has determined to implement its new capital structure through the issuance of Class B stock, which herein is referred to as Capital Stock. Capital Stock will be issued by the Bank pursuant to its Capital Plan, which was approved by the Finance Board on May 8, 2002. Each of the other regional FHLBanks is also required to implement a new capital structure pursuant to capital plans approved by the Finance Board.

Under the Bank’s Capital Plan, the existing stock of members shall automatically be deemed converted and exchanged for an equal amount of Capital Stock unless a member files a written notice with the Finance Board by November 15, 2002 (“Opt-Out Date”), to withdraw from membership in the Bank. This notice must also be filed with the Bank. The membership of an institution that files its notice to withdraw on or before the Opt-Out Date shall terminate on December 16, 2002.

Each member is required to maintain a certain minimum investment in Capital Stock of the Bank. The minimum investment requirement is determined by a “membership” investment component and an “activity-based” investment component. The Bank may adjust these investment requirements from time to time within the limits established in the Capital Plan. For a discussion of the minimum investment requirements initially established by the Bank, see “Minimum Stock Investment Requirements” on pages 28 to 35.

Capitalized terms not otherwise defined shall have the meanings ascribed to them in the Capital Plan.

A.	Summary Of Capital Stock

This summary contains selected information about the Capital Stock. It does not contain all of the information a member should consider before determining whether to opt out of the conversion to Capital Stock and thereby withdraw from membership in the Bank. Members should refer to the remainder of this Information Statement and any incorporated documents for further information.

Issuer	Federal Home Loan Bank of Pittsburgh

Securities Offered	Shares of Capital Stock, par value $100 per share.

On the Effective Date, each member that does not opt out of the conversion will have its existing stock converted to Capital Stock on a share-per-share basis. Immediately thereafter, each member shall purchase or the Bank shall repurchase shares of Capital Stock such that each member shall own an amount of Capital Stock equal to the sum of the following:

(1) 5% of the member’s outstanding principal balance of loans from the Bank, plus

(2) 0.5% of the member’s unused borrowing capacity from the Bank.

After the Effective Date, the Board of Directors of the Bank has the right, but not the obligation, to adjust from time to time the above percentages, place a cap on the dollar amount of Capital Stock any member would have to purchase as a result of the unused borrowing capacity stock purchase requirement, as well as add an acquired member asset stock purchase requirement. Each member is required to comply promptly with any adjustments in the minimum stock purchase requirement.

Dividends	The Board of Directors of the Bank may, but is not required to, declare and pay non-cumulative dividends in either cash or stock.

Restrictions	The Board of Directors of the Bank cannot declare a dividend if: 1) the Bank’s capital position is below its minimum regulatory capital requirement; 2) the Bank’s capital position will be below its minimum regulatory capital requirement after paying the dividend; or 3) the principal or interest due on any consolidated obligations issued by the Office of Finance has not been paid in full.

Redemption	A member may request to have its Capital Stock redeemed at par value payable in cash five years after providing the Bank with written notice. No member may withdraw from membership unless, on the date the membership is terminated, there is in effect a certification from the Finance Board that the withdrawal of a member will not cause the FHLBanks to fail to satisfy their obligation to pay the payments to the Resolution Funding Corporation (“REFCORP”) established under the Financial Institutions Reform, Recovery and Enforcement Act of 1989. The member may be assessed a fee for canceling any such request either voluntarily or involuntarily (if the member is required to hold such Capital Stock in order to meet its minimum stock purchase requirement). The Bank has the right to repurchase Capital Stock that is subject to a redemption request prior to the expiration of the 5-year notice period, but is under no obligation to do so. In no event may the Bank redeem any Capital Stock if, following the redemption: 1) the Bank would fail to meet any minimum capital requirement; 2) the member would fail to maintain its minimum investment in

Capital Stock; 3) the Finance Board or the Board of Directors of the Bank has determined that there are likely to be charges against the Bank’s capital and the Finance Board has not granted the Bank written permission to continue redemptions; 4) the Board of Directors of the Bank or subcommittee thereof suspends stock redemptions due to its reasonable belief that continued redemption of stock would cause the Bank to fail to meet its minimum capital requirements, prevent the Bank from maintaining adequate capital against a potential risk that may not adequately be reflected in its minimum capital requirements, or otherwise prevent the Bank from operating in a safe and sound manner; or 5) the principal or interest due on any consolidated obligation issued by the Office of Finance has not been paid in full.

Repurchase of Excess Stock	The Bank has the right, but not the obligation, to repurchase for par value payable in cash Capital Stock that is not required to be held to meet a member’s minimum stock purchase requirement. The Bank shall give the member one business day’s notice before repurchasing such Capital Stock. In no event may the Bank repurchase any Capital Stock if, following the repurchase: 1) the Bank would fail to meet any minimum capital requirement; 2) the member would fail to maintain its minimum investment in Capital Stock; 3) the Finance Board or the Board of Directors of the Bank has determined that there are likely to be charges against the Bank’s capital and the Finance Board has not granted the Bank written permission to continue repurchases; 4) the Board of Directors of the Bank or subcommittee thereof suspends stock repurchases due to its reasonable belief that continued repurchases of stock would cause the Bank to fail to meet its minimum capital requirements, prevent the Bank from maintaining adequate capital against a potential risk that may not adequately be reflected in its minimum capital requirements, or otherwise prevent the Bank from operating in a safe and sound manner; or 5) the principal or interest due on any consolidated obligation issued by the Office of Finance has not been paid in full.

Liquidation Rights	In the event the Bank is liquidated, the member will be entitled to the rights and benefits granted to it by the Finance Board and/or Congress.

Voting Rights for Election of Directors	Members have voting rights only in the election of a portion of the Bank’s Board of Directors. Each member shall be entitled to cast one vote for each share of Capital Stock that the member was required to hold as of the record date (annually December 31); except that, the number of votes that each member may cast for each directorship shall not exceed the average number of shares of Capital Stock that were required to be held by all members located in that state on the record date. There shall not be any voting preferences for any share of Capital Stock.

Minimum Investment Requirements	Each member is required to hold Capital Stock as a condition to both (1) becoming and remaining a member of the Bank and (2) obtaining loans from the Bank, access to the Bank’s credit products, and participating in the acquired member asset program of the Bank. The minimum Capital Stock investment is the sum of the:
(1) member loan stock purchase requirement; (2) unused borrowing capacity stock purchase requirement; and (3) acquired member asset purchase requirement.

The “member loan stock purchase requirement” is equal to the percentage in effect at the time multiplied by the outstanding principal balance of the loans made by the Bank to the member. At the Effective Date, the loan stock purchase requirement percentage will be 5%. From time to time the Board of Directors of the Bank can adjust the percentage to as high as 6% or as low as 4.5%.

The “unused borrowing capacity stock purchase requirement” is equal to the percentage in effect at the time multiplied by the unused borrowing capacity of the member. At the Effective Date, the unused borrowing capacity stock purchase percentage will be 0.5%. From time to time the Board of Directors of the Bank can adjust the percentage to as high as 1.5% or as low as 0%.

The “acquired member asset purchase requirement” is equal to the percentage in effect at the time multiplied by the outstanding principal balance of assets purchased or funded by the Bank from the member. At the Effective Date, the acquired member asset purchase requirement percentage will be 0%. From time to time the Board of Directors of the Bank can adjust the percentage to as high as 4% or as low as 0%, any increase in the percentage would be on a prospective basis.

Effective Date	The Effective Date of the conversion of existing Bank stock to Capital Stock is close of business on December 16, 2002.

Opt-Out Date	Any member that elects not to have its existing stock converted to Capital Stock must provide the Federal Housing Finance Board, 1777 F Street, N.W., Washington, D.C. 20006, with written notice of its intent to withdraw from membership in the Bank. A copy of the notice must also be filed with the Bank. This notice must be received by the Finance Board on or before November 15, 2002.

B.	Summary Financial Data

The following table sets forth selected financial data and other statistical information for the Bank. The financial data was derived from the Bank’s financial statements. This information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” appearing elsewhere herein, the “Supplemental Information to Financial Statements” and “Financial Review” appearing in and incorporated by reference to the Annual Report, and the Bank’s financial statements and related notes appearing herein and incorporated by reference to the Annual Report.

						(Unaudited)
						Six months ended
	Year ended December 31,					June 30,
($ in millions)	1997	1998	1999	2000	2001	2001	2002
Statement of Condition
Loans	$16,980	$25,770	$36,527	$25,946	$29,315	$26,161	$28,232
MPF loans	—	5	3	1,910	1,839	1,961	2,551
Investments (1)	10,737	10,125	12,614	15,378	11,064	12,429	15,957
Total assets	28,861	36,860	50,603	45,063	42,914	41,386	47,649
Deposits and borrowings	1,536	2,271	1,252	1,443	1,718	1,815	2,523
Consolidated obligations	25,281	31,916	45,923	40,433	38,271	36,891	41,706
Capital stock	1,387	1,754	2,318	2,065	1,889	1,705	1,861
Retained earnings	53	72	98	110	87	119	68
Other comprehensive income	(2)	(4)	(3)	—	2	2	(6)

						(Unaudited)
						Six months ended
	Year ended December 31,					June 30,
($ in millions)	1997	1998	1999	2000	2001	2001	2002
Averages
Loans	$14,070	$21,133	$29,181	$32,349	$27,009	$26,214	$29,241
MPF loans	—	2	3	831	1,979	1,946	2,021
Investments	10,713	9,120	11,960	13,695	11,587	12,013	12,615
Total assets	25,233	30,859	42,075	48,268	41,527	41,240	44,681
Deposits and borrowings	1,123	1,837	1,549	955	1,917	1,615	2,666
Consolidated obligations	22,325	26,825	37,602	43,843	36,734	36,746	39,051
Capital stock	1,276	1,548	1,994	2,278	1,826	1,857	1,945
Retained earnings	56	72	96	117	115	122	83
Other comprehensive income	(5)	(2)	(1)	(2)	1	—	(3)

						(Unaudited)
						Six months ended
	Year ended December 31,					June 30,
($ in millions)	1997	1998	1999	2000	2001	2001	2002
Income Statement Data:

Operating Results
Net income	$110	$143	$184	$173	$95	$71	$18
Dividends paid	$81	$101	$132	$161	$119	$62	$37
Weighted average dividend rate	6.38%	6.50%	6.63%	7.06%	6.50%	6.75%	3.87%
Return on average equity	8.32%	8.86%	8.80%	7.24%	4.90%	7.26%	1.84%
Return on average assets	0.44%	0.46%	0.44%	0.36%	0.23%	.35%	.08%
Net interest margin	0.55%	0.57%	0.54%	0.56%	0.52%	.57%	.31%

						(Unaudited)
						Six months ended
	Year ended December 31,					June 30,
($ in millions)	1997	1998	1999	2000	2001	2001	2002
Capital
Total capital ratio	4.98%	4.95%	4.77%	4.83%	4.61%	4.41%	4.03%
Leverage ratio	20.07%	20.22%	20.97%	20.72%	21.70%	22.67%	24.78%

Notes:

(1)	Investments also include interest-bearing deposits in banks, securities purchased under resale agreements, loans to other FHLBanks, and federal funds sold.

(2)	Net interest margin is net interest income before loan loss provision as a percentage of average earning assets.

(3)	Total capital ratio is total GAAP capital as a percentage of total assets at period end.

(4)	Through 1999, the Bank’s REFCORP obligation was charged directly to retained earnings. Beginning in 2000 as a result of the GLB Act, the Bank was required to pay 20% of net earnings to REFCORP, and is shown on the Statement of Operations.

(5)	The Bank implemented Financial Accounting Standard 133 “Accounting for Derivative Instruments and Hedging Activities” on January 1, 2001, requiring all derivative instruments be recorded on the balance sheet at their fair value.

(6)	Certain amounts have been reclassified in prior years to conform to current year financial information.

IV.	FORWARD-LOOKING STATEMENTS

This Information Statement includes statements describing anticipated developments, projections, estimates, or future predictions of the Bank. These statements may use forward-looking terminology, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements are subject to a number of risks or uncertainties, including risks set forth below, in the “Risk Factors” section and elsewhere in this Information Statement, and that actual results could differ materially from those expressed or implied in these forward-looking statements. As a result, members are cautioned not to place undue reliance on such statements. The Bank does not undertake to update any forward-looking statement herein or that may be made from time to time on behalf of the Bank.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

•	economic and market conditions;

•	demand for Bank loans resulting from changes in members’ deposit flows and credit demands;

•	volatility of market prices, rates and indices that could affect the value of collateral held by the Bank as security for the obligations of Bank members and counterparties to interest rate exchange agreements and similar agreements;

•	political events, including legislative, regulatory, judicial or other developments that affect the Bank, its members, counterparties and/or investors in the consolidated obligations of the twelve FHLBanks;

•	competitive forces, including without limitation other sources of funding available to Bank members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled individuals;

•	ability to develop and support technology and information systems, including the Internet, sufficient to manage the risks of the Bank’s business effectively;

•	changes in investor demand for consolidated obligations and/or the terms of interest rate exchange agreements and similar agreements;

•	timing and volume of market activity;

•	ability to introduce new Bank products and services, and manage successfully the risks associated with those products and services, including new types of collateral securing loans;

•	risk of loss arising from litigation filed against one or more of the twelve FHLBanks; and

•	inflation/deflation.

V. CAPITALIZATION

A.	Capital Requirements

The GLB Act specifies that the FHLBanks must meet certain minimum capital standards, including the maintenance of a minimum level of permanent capital as a cushion against loss. The Bank must maintain: (1) a capital ratio of at least 4.0%; (2) a leverage capital ratio of at least 5.0%; and (3) permanent capital in an amount equal to or greater than the “Risk-Based Capital Requirement” the sum of its credit risk, market risk and operations risk capital requirements described in detail below.

The following sets forth, for the month ended June 30, 2002, the Bank’s (1) average actual capitalization and (2) average pro forma capitalization, adjusted to give effect to the implementation of the Capital Plan as if the Effective Date had occurred on June 30, 2002. This table is based on various assumptions set forth below and should be read in conjunction with the financial statements of the Bank and the related notes attached hereto and contained in the Annual Report.

1.	Capital Ratio Compliance

The capital ratio is the ratio of the Bank’s total capital to its total assets. Total capital is the sum of: (1) Capital Stock; (2) retained earnings; (3) the amount of the Bank’s general allowance for losses (if any); and (4) such other amounts (if any) as may be approved by the Finance Board. All are determined in accordance with generally accepted accounting principles (“GAAP”).

	Average
	June, 2002
($ in thousands)	Actual	Pro Forma
Capital Stock	$1,871,378	$1,715,761
Retained Earnings	77,111	77,111
General Allowance for Loan Losses [1]	NA	0
Total Capital	1,948,489	1,792,872
Total Assets	45,050,682	43,061,037
Capital Ratio	4.33%	4.16%
Minimum Capital Ratio	4.00%	4.00%

[1] Actual total capital before the Effective Date excludes the general allowance for loan losses.

2.	Leverage Capital Ratio Compliance

Leverage capital ratio is the ratio of: (a)(i) 1.5 times the sum of the Bank’s Capital Stock and retained earnings, plus (ii) the other components of total capital detailed in (1) above to (b) its total assets.

	Average
	June, 2002
($ in thousands)	Actual	Pro Forma
Total capital	$1,948,489	$1,792,872
Leverage capital	NA	2,689,498
Total assets	45,050,682	43,061,037
Leverage Capital Ratio	NA	6.25%
Minimum Leverage Capital Ratio	NA	5.00%

3.	Permanent Capital Compliance

Permanent capital is the capital available to cushion against market, credit, and operating risk losses. It is equal to the sum of Capital Stock and retained earnings and is used to meet the risk-based capital requirement. The Bank is required to maintain permanent capital in an amount that exceeds the Bank’s risk-based capital requirement. The risk-based capital requirement has three components:

(a)	“Credit risk capital” is the sum of the capital charges for the Bank’s assets, off-balance-sheet items and derivatives contracts. These charges are calculated using the methodology and risk weights assigned to each classification in the Finance Board’s regulation. The Bank may request approval from the Finance Board at some future date to use a model-based approach for determining credit risk but has not done so at this time;

(b)	“Market risk capital” is the sum of (1) the market value of the Bank’s portfolio at risk and (2) the amount, if any, by which the market value of total capital is less than 85% of the book value of total capital, as calculated using the methodology in the Finance Board regulations; and

(c)	“Operations Risk Capital” is 30% multiplied by the sum of the Bank’s (1) credit risk capital requirement and (2) market risk capital requirement. The Bank may request approval from the Finance Board at some future date for the implementation of an alternative methodology for calculating operations risk but has not done so at this time.

Average
At June 30, 2002
($ in thousands)	Pro Forma
Credit risk capital	$143,941
Market risk capital	151,047
Operations risk capital	88,496
Risk-Based Capital Requirement [2]	383,484
Permanent Capital	1,772,900

The three tables set forth above indicate that on a pro forma basis for June 30, 2002, the Bank would have met or exceeded its capital requirements. It is anticipated that upon implementation of the Capital Plan on the Effective Date, the Bank will meet or exceed all three of its minimum capital requirements.

In addition, the pro-forma shows that the Bank would need to liquidate approximately $2 billion of assets to: 1) repurchase $155.6 million of Excess Stock and 2) meet the capital ratio regulatory requirement and the Bank’s target operating ratios. If, at December 16, 2002 (the Effective Date) the Bank’s actual calculation of its required amount of Capital Stock shows similar results, management anticipates that the Bank will liquidate money market investments and other securities to be able to repurchase the Excess Stock and meet its regulatory capital requirement and/or target operating ratios, as applicable. After December 16, 2002, the Bank may determine to adjust the member loan stock purchase or unused borrowing capacity percentage requirements to meet its target capital ratios.

[2]	The components of the pro forma risk-based capital requirement set forth above are calculated as follows:

•	The credit risk capital component is calculated pursuant to Finance Board rules and is based on assets, off-balance-sheet items and derivatives contracts as of June 30, 2002.

•	The market risk capital component is estimated based on the process described in Management’s Discussion and Analysis of Financial Condition and Results of Operations, “ Quantitative Disclosure about Market Risk,” page 67.

•	The operations risk capital component is calculated as 30% of the sum of the credit risk capital component and the market risk capital component.

•	The pro forma requirement is based on a risk-based capital estimate of the actual June 30, 2002 balance sheet.

B.	Material Assumptions

The pro forma capitalization, capital ratio and leverage ratio set forth above are calculated based upon the Capital Stock requirements calculated on an individual member basis:

•	The Capital Stock requirements were calculated using 5.0% of each member’s outstanding principal balance of loans from the Bank as of June 30, 2002, plus 0.5% of each member’s unused borrowing capacity from the Bank as of March 31, 2002, based on the most recent quarter-end member regulatory data available to the Bank.

•	This calculation would have resulted in approximately $155.6 million of Excess Stock from the members if June 30, 2002, were the Effective Date. Pro forma total capital is adjusted based on the assumption that this Excess Stock was repurchased for cash.

•	Capital ratio and leverage ratio compliance were calculated based on average monthly balances, consistent with existing Finance Board regulatory guidance. The $155.6 million Excess Stock repurchase was assumed to occur on a monthly average basis.

•	The total assets reflected in the pro forma schedule reflect a reduction of approximately $2 billion in liquid money market and other investments on a monthly average basis to meet the capital ratio requirement and the Bank’s target operating ratios.

VI. BUSINESS OF THE BANK

A.	General

The Bank is one of twelve regional FHLBanks, created by Congress to increase the supply of funds to local lenders that, in turn, finance loans for home mortgages, small businesses, agriculture and farms, and otherwise help finance the country’s housing and community development needs. Commercial banks, savings banks, savings and loan associations, credit unions and insurance companies that meet certain requirements are eligible for membership in the FHLBank for the region in which such institutions are located. Certain housing finance agencies and similar organizations are eligible to become borrowers from a FHLBank without buying stock. The Bank’s region comprises the state of Delaware, the state of West Virginia, and the commonwealth of Pennsylvania. At June 30, 2002, the Bank had 363 members.

The FHLBanks borrow funds to support their operations principally through the sale of debt securities, known as consolidated obligations, to the public through the Office of Finance. The Office of Finance is a joint office of the FHLBanks and has the responsibility for facilitating and executing the issuance of consolidated obligations. Each FHLBank is jointly and severally liable with the other FHLBanks for the consolidated obligations issued through the Office of Finance. Consolidated obligations are not obligations of the United States, and the U. S. government does not guarantee them.

The Bank’s principal place of business is located at 601 Grant Street, Pittsburgh, Pennsylvania 15219-4455. The Bank had 178 employees at June 30, 2002.

The descriptions of Bank products and services generally describe the Bank’s current products and services. The Bank makes no representation that it will continue to offer any or all of the described products and services in the future or that the terms on which the Bank offers such products or services will remain as described in this Information Statement.

B.	Lending

The Bank offers a wide range of credit products to help members meet local credit needs, manage interest rate risk, serve their communities and enhance profits. The Bank’s primary business is making secured loans to its members. The Bank’s members can pledge as collateral for their loans: 1) one-to-four family and multifamily mortgages; 2) Treasury and U.S. government-agency securities; 3) mortgage-backed securities; 4) commercial and other real estate loans; and 5) for those members with assets under $527 million, [2] small-business and small-farm loans. Members can use their loans from the Bank to make mortgage and business loans in their communities. The Bank also offers a wide variety of credit products to help members manage liquidity, improve interest rate risk profiles, manage assets and liabilities, improve margins and enhance profitability. Products available through the Bank’s money desk include short-term and long- term adjustable-, variable- and fixed-rate loans (including option-embedded loans and amortizing loans); standby letters of credit; and interest rate exchange products.

C.	Acquired Member Asset Programs

The FHLBanks are permitted to acquire assets from their members in a risk sharing structure. These programs are referred to as Acquired Member Asset (“AMA”) programs. The Bank offers members the Mortgage Partnership Finance® (MPF®[3] Program) as an alternative to originating and selling long-

[2]	Adjusts annually.

[3]	“Mortgage Partnership Finance” and “MPF” are registered trademarks of the FHLBank of Chicago.

term, fixed-rate mortgages in the secondary market. In the MPF Program, the Bank funds or purchases conforming fixed-rate mortgages originated by its members. Members are then paid a fee for assuming a portion of the credit risk of the mortgages acquired by the Bank while the Bank assumes the interest rate risk of holding the mortgages in its portfolio as well as a portion of the credit risk. MPF Program options include closed-loan purchases or table-funded loans, and actual/actual or scheduled/scheduled remittance. The MPF Program funds mortgages with terms up to 30 years.

D.	Correspondent Banking Services

The Bank offers its members and those institutions eligible for membership an array of correspondent banking services including depository services, funds transfer services, settlement services and safekeeping services. Depository services include processing of customer transactions in their demand deposit accounts, the central account each customer has with the Bank. All customer- related transactions – deposits, Federal Reserve Bank (Fed) settlements, inclearings, loans, securities transactions, wires – are posted to these accounts each business day, and the resulting balances are an integral part of each customer’s cash positions. Funds transfer services provide domestic and foreign wire transfers as well as automated clearing house transactions received through the Bank’s Fed account for Bank customers. In settlement services, the Bank is responsible for the transit, availability and reconcilement of customers’ accounts for which the Bank is their primary correspondent. Through Deutsche Bank, the Bank offers customers a range of securities custodial services, such as settlement of book entry (electronically held) and physical securities.

E.	Affordable Housing Program and Community Investment Programs

Each FHLBank contributes ten percent of its net income to its Affordable Housing Program (“AHP”) to be used to make grants or subsidized loans to members to support housing for very-low- and low-income individuals and families. The Bank’s AHP is a competitive program that supports projects that provide affordable housing to individuals and families whose incomes are 51% to 80% of the area median income. In addition to the AHP, the Bank offers other programs to support housing for low- and moderate-income individuals and communities: the Community Lending Program (“CLP”); the Home Buyer Equity Fund (“HBEF”) and the Banking On Business (“BOB”) program.

Members can use CLP funds to provide financing for housing, community or economic development projects that serve low- and moderate-income individuals and communities. CLP is a noncompetitive revolving loan pool. When member loans are repaid, that money is available to be loaned to other projects. CLP loan rates are typically below the Bank’s regular loan rates. The HBEF provides grant assistance – through member financial institutions – to be used for down payment and closing costs to families at or below 80% of the area median income. A portion of the Bank’s annual AHP contribution is used to fund the Bank’s HBEF program. BOB funds may be used by members in financing the start-up or expansion of a small business. The Bank makes a determination as to how much of its net income to voluntarily contribute to the BOB program annually. In 2001 the Bank contributed $5 million, in 2002 $3.8 million. As part of the program, each participating member must make a loan to a customer in combination with recoverable assistance using BOB funds. When its customer repays the BOB-funded loan, the member must remit these payments to the Bank annually. Funds are then recycled into the program.

F.	REFCORP Obligation

Each FHLBank must pay 20% of its net earnings (after its AHP contribution) to REFCORP to support the payment of part of the interest on the bonds issued by REFCORP. The FHLBanks must make these payments to REFCORP until the total amount of payments made is equivalent to a $300 million annual annuity whose final maturity date is April 15, 2030. The period during which the FHLBanks must make such payments to REFCORP will be adjusted depending on actual payments relative to the referenced annuity. The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors used in this calculation.

VII. FUNDING SOURCES

A.	General

The principal funding source for the Bank is consolidated obligations, issued to the public through the Office of Finance, which consist of consolidated bonds and consolidated discount notes. Deposits of members and certain other parties and the proceeds from the issuance of capital stock are also funding sources of the Bank. Generally, discount notes are consolidated obligations with maturities up to 360 days, and consolidated bonds have maturities of one year or longer. The Bank determines its participation in each issuance of consolidated obligations based on, among other things, its own funding and operating requirements and the amounts, maturities, rates of interest and other terms available in the marketplace. The terms of the issuance of consolidated obligations are established by the Office of Finance and subject to approval by the Secretary of the Treasury. The Bank Act authorizes the Secretary of the Treasury to purchase consolidated obligations up to an aggregate principal amount of $4 billion.

Consolidated bonds satisfy term funding requirements. Typically, the maturity of these securities ranges from one year to ten years, but their maturity is not subject to any statutory or regulatory limit. Consolidated bonds can be issued and distributed through negotiated or competitively bid transactions with approved underwriters or selling group members. Consolidated discount notes are a significant funding source for loans with short-term maturities or short repricing intervals, for convertible loans and for money-market investments. These securities have maturities up to 360 days and are offered daily through a 16-member consolidated discount note selling group. Discount notes are sold at a discount and mature at par.

Consolidated obligation bonds and discount notes, along with member deposits, represent the principal funding sources that support the Bank’s asset base. It has been the Bank’s practice to combine consolidated obligations with interest rate exchange agreements to lower the all-in effective cost of funds and reduce interest rate risk. The funding strategy of issuing bonds while simultaneously entering into swap agreements, a combination typically referred to as structured debt, enables the Bank to offer a wider range of attractively priced loan products to its member institutions. Shorter-term consolidated obligations, referred to as discount notes, are not typically combined with interest rate exchange agreements.

Factors that generally influence deposit levels include turnover in members’ portfolios, change in member demand for liquidity, the slope of the market yield curve, and the Bank’s deposit pricing as compared to other shorter-term market rates. When the Bank’s member deposit balances decline, funding is typically replaced through the issuance of consolidated debt.

B.	Strategy with Respect to Interest Rate Exchange Agreements

The Bank enters into interest rate exchange agreements (swaps, caps, floors, and swaption agreements) and future and forward contracts – more broadly referred to as derivative agreements – for the purposes of managing interest rate risk and creating attractively priced funds to support loans to members. From time to time the Bank serves as an intermediary, entering into offsetting derivatives agreements between its members and other counterparties.

Under Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS133”), [4] effective January 1, 2001, the Bank is required to carry derivative instruments on its Statement of Condition at fair value. Any change in the fair value of a derivative is required to be reflected in current period earnings or other comprehensive income, regardless of how fair-value changes in the assets or liabilities being hedged may be treated. The Bank’s general practice has remained that of utilizing derivatives when doing so appears to provide a more cost-effective means of managing the risks inherent in its underlying business.

[4]	When used in notes to the financial statements in the 2001 Annual Report, FAS133 is referred to as SFAS 133.

The most common objectives of hedging with derivatives include: 1) preserving an interest spread between the yield of an asset and the cost of a supporting liability of mismatched maturity; 2) mitigating the adverse earnings effects resulting from potential prepayment or extension of certain assets and liabilities; and 3) protecting the value of existing asset or liability positions or of anticipated transactions. Much of the Bank’s hedging activity is directed toward reducing interest rate risk and basis risk from loans and supporting debt.

Through the use of structured debt, low-cost funding is created, which is used primarily to provide attractively priced loans to the Bank’s members. Derivatives are also used to create loans with specialized embedded pricing features, customized to meet individual member funding needs and/or to reduce member borrowing costs.

It remains the Bank’s policy to use derivative instruments only to reduce the market risk exposures inherent in the otherwise unhedged asset and funding positions of the Bank. When doing so represents what Bank management believes to be a more cost-efficient strategy, management intends to continue utilizing derivative instruments as a means to reduce the Bank’s exposure to changes in market interest rates. As such, the central focus of the financial management practices of the Bank remains that of preserving and enhancing the long-term economic performance of the Bank. Under FAS133, however, it is expected that reported GAAP net income will exhibit greater variability than had been prior to implementation of the new accounting standard.

C.	Joint and Several Liability

Although the Bank is primarily liable for its portion of consolidated obligations (i.e., those issued on its behalf), the Bank is also jointly and severally liable with the other FHLBanks for the payment of principal and interest on consolidated obligations of all the FHLBanks. If the principal or interest on any consolidated obligation is not paid in full when due, the Bank may not pay dividends to, or redeem or repurchase shares of stock from, any member of the Bank. The Finance Board, in its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation.

To the extent that a FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank is entitled to reimbursement from the non-complying FHLBank. However, if the Finance Board determines that the non-complying FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine.

D.	Negative Pledge Requirements

The Bank must maintain certain assets free from any lien or pledge in an amount at least equal to its pro rata share of the total amount of outstanding consolidated obligations and equal to its participation in such outstanding consolidated obligations. Eligible assets for this purpose include: (1) cash; (2) obligations of, or fully guaranteed by, the United States; (3) secured loans; (4) mortgages, that have any guaranty, insurance, or commitment from the United States or any agency of the United States; (5) investments described in Section 16(a) of the Bank Act, which, among other items, includes securities that a fiduciary or trust fund may purchase under the laws of the state in which the Bank is located; and (6) other securities that are rated Aaa by Moody’s or AAA by Standard & Poor’s.

E.	Office of Finance

The Office of Finance is a joint office of the twelve FHLBanks which issues consolidated obligations, as agent, on behalf of the FHLBanks. The Office of Finance also services all outstanding debt, provides the FHLBanks with credit information, serves as a source of information for the FHLBanks on capital market developments, manages the FHLBanks’ relationships with rating agencies, and prepares and distributes the combined annual and quarterly financial reports for the twelve FHLBanks.

The Office of Finance is governed by a board of directors, which consists of three part-time members appointed by the Finance Board. Under current Finance Board regulations, two of these members are presidents of FHLBanks and the third is a private citizen of the United States with a demonstrated expertise in financial markets. The private citizen member of the Finance Board serves as its chairperson. The Finance Board has regulatory oversight and enforcement authority over the Office of Finance and its directors and officers to the same extent as it has such authority over a FHLBank and its respective directors and officers. The FHLBanks are responsible for jointly funding the expenses of the Office of Finance.

The Finance Board recently amended its regulations governing the issuance of consolidated obligations. Through December 31, 2000, consolidated obligations were issued by the Finance Board through the Office of Finance under the authority of Section 11(c) of the Bank Act. The Bank Act provides that debt issued under Section 11(c) is the joint and several obligation of the FHLBanks. The amended regulation authorizes the FHLBanks to issue consolidated obligations through the Office of Finance under the authority of Section 11(a) of the Bank Act. While the Bank Act does not impose joint and several liability on the FHLBanks for debt issued under Section 11(a), the Finance Board determined in the amended regulation that the same rules governing joint and several liability should apply whether consolidated obligations are issued by the Finance Board under Section 11(c) or by the FHLBanks under Section 11(a). Since January 2,

2001, the FHLBanks have issued consolidated obligations in their own name through the Office of Finance under Section 11(a) of the Bank Act. No FHLBank is permitted to issue individual debt under Section 11(a) of the Bank Act without Finance Board approval.

One of the responsibilities of the board of directors of the Office of Finance is to establish policies regarding consolidated obligations to ensure that, among other things, such obligations are issued efficiently and at the lowest all-in funding costs over time consistent with prudent risk management practices and other market and regulatory parameters. In this regard, the FHLBanks recently formed a Debt Cost Task Force (“Task Force”) to undertake a review of the debt costs of the FHLBanks and the programs and practices related to the issuance of such debt. In February 2002, the Task Force issued its report to the Presidents of the FHLBanks. Among other things, the Task Force concluded that certain improvements in the issuing process should be pursued in order to reduce the costs of debt financing for the FHLBank System. The Task Force recommended that the board of directors of the Office of Finance be reconstituted to comprise all twelve FHLBank Presidents and to oversee the broad policy issues associated with the maintenance and enhancement of FHLBank debt programs, products and policies.

In May 2002, the Finance Board distributed to the FHLBanks a working draft of a proposed regulation (“Working Draft”) to reorganize the Office of Finance. Under the Working Draft, the board of directors of the Office of Finance would consist of 13 members. Each of the twelve FHLBanks would have a representative member on the board. The other member would be a private
U. S. citizen appointed by the Finance Board to serve as chairperson of the board. Under the Working Draft, the duties and functions of the Office of Finance would be expanded beyond the debt management functions that it currently performs. Specifically, at the request of one or more FHLBanks, the Office of Finance could facilitate or provide services for the management or the administration of banking or other operations in which the FHLBanks may be engaged on a joint basis. In addition, the Office of Finance may adopt and administer systems to enable the FHLBanks to jointly manage their liquidity and to facilitate the sharing of best practices regarding hedging, asset management, liability management, debt financing and financial disclosure.

The Chairman of the Finance Board has stated that the Working Draft is subject to further review and analysis after consultation with the FHLBanks and other appropriate parties. If the Finance Board determines to pursue a restructuring of the Office of Finance, the Working Draft, in its current or modified form, likely would be issued as a proposed regulation subject to formal notice and comment. The Finance Board also may determine not to restructure the Office of Finance. In the most recent regulatory agenda issued by the Finance Board and published in the Federal Register on May 13, 2002, the Finance Board identified the topic of

FHLBank securities offerings and activities of the Office of Finance as a long-term action.

VIII. CAPITAL REQUIREMENTS

A.	Pre-GLB Act – Prior Capital Structure

Prior to the enactment of the GLB Act in 1999, the Bank Act provided for a “subscription” capital structure for the FHLBanks. Under that structure, which remains in effect for each FHLBank until the effective date of its capital plan, a single class of capital stock is issued to members pursuant to a statutory formula. In accordance with that formula, each member is required to purchase stock in its FHLBank in an amount equal to the greater of: (1) $500, (2) 1% of the mortgage loan principal on the member’s balance sheet, or (3) 5% of the FHLBank loans outstanding to the member. The stock is redeemable by members that seek to withdraw from FHLBank membership upon six months’ prior written notice to the Bank. Upon redemption, a member shall receive the amount it originally paid for the stock.

The pre-GLB Act version of the Bank Act did not prescribe specific capital requirements for the FHLBanks. However, the Finance Board, by regulation, has required the FHLBanks to comply with a leverage limit based on a ratio of each FHLBank’s assets to its capital. This requirement generally provides that a FHLBank’s total assets may not exceed 21 times total capital. A FHLBank whose non-mortgage assets, after deducting deposits and capital, do not exceed 11% of its total assets is permitted to operate under a higher leverage limit such that its total assets may be up to 25 times its total capital. As of June 30, 2002, the Bank was in compliance with this leverage limit as its total assets were 24.8 times total capital. This leverage limit shall cease to apply to the Bank upon the Effective Date of its Capital Plan and the new GLB Act capital requirements shall apply to the Bank, provided that the Bank is, as of that date, in compliance with its minimum regulatory capital requirements (as defined below).

B.	Post-GLB Act – New Capital Structure

1.	General

The GLB Act amended the Bank Act and created statutory capital requirements for the FHLBanks. Under the GLB Act, the FHLBanks must satisfy two leverage-related capital requirements and a risk-based capital requirement. The Finance Board has issued regulations to apply uniform capital standards to the FHLBanks and to effectuate the new capital requirements. These new capital requirements, including any capital requirements imposed on an individual FHLBank on a case-by-case basis by the Finance Board, are referred to herein as the “minimum regulatory capital requirements” of the FHLBanks.

The GLB Act also provided for a more flexible and permanent capital structure for the FHLBanks by requiring each FHLBank to develop and implement a capital plan that, among other things, would replace the existing single-class capital stock with a new capital structure comprised of Class A stock, Class B stock or both. Class A stock is redeemable by members upon six months’ prior written notice to the FHLBank. Class B stock is redeemable by members upon five years’ prior written notice to the FHLBank. Both classes of stock may be issued, redeemed, repurchased and transferred only at their par value.

Under the GLB Act, the requirements regarding the purchase and retention of capital stock by a member of a FHLBank that were in effect on the day before the enactment of the GLB Act will generally remain in effect until a FHLBank implements a capital plan that has been approved by the Finance Board.

2.	Leverage-Related Capital Requirements

A FHLBank must maintain total capital of at least 4% of the FHLBank’s total assets, as determined in accordance with GAAP. Total capital is defined as a FHLBank’s permanent capital, plus the amount paid in by the members for any Class A stock, any general allowance for losses, and the amount of any other instruments identified in a FHLBank’s capital plan that the Finance Board has determined are available to absorb losses incurred by the FHLBank. Permanent capital is defined as the retained earnings of a FHLBank determined in accordance with GAAP, plus the amount paid in for a FHLBank’s Class B stock. For reasons of safety and soundness, the Finance Board may require an individual FHLBank to maintain a greater amount of total capital than the 4% of total assets requirement.

A FHLBank must also maintain a weighted ratio of total capital to total assets of at least 5%. For purposes of determining this weighted ratio, total capital is computed by multiplying the FHLBank’s permanent capital by 1.5 and adding to this product all other components of total capital.

3.	Risk-Based Capital Requirement

Under the risk-based capital requirement, a FHLBank must maintain permanent capital equal to the sum of its: (1) credit risk capital requirement, (2) market risk capital requirement and (3) operations risk capital requirement. A FHLBank’s credit risk capital requirement is determined by adding together the credit risk capital charges computed for assets, off-balance-sheet items and derivative contracts based on, among other things, the credit risk percentages assigned to such assets, items and contracts by the Finance Board. A FHLBank’s market risk capital requirement is determined by adding together the market value of the FHLBank’s portfolio at risk from movements in interest rates, foreign exchange rates, commodity prices and equity prices that could occur during times of market stress and the amount, if any, by which the FHLBank’s current market value of total capital is less than 85% of the FHLBank’s book value of total capital. Each FHLBank shall calculate the market value of its portfolio at risk and the current market value of its total capital by using either an internal market risk model or internal cash flow model approved by the Finance Board. The Bank’s market risk model was approved by the Finance Board on September 19, 2002. A FHLBank’s operations risk capital requirement is equal to 30% of the sum of its credit risk capital requirement and its market risk capital requirement, subject to a reduction with Finance Board approval to no less than 10% of the sum of its credit risk capital requirement and its market risk capital requirement.

For reasons of safety and soundness, the Finance Board may require an individual FHLBank to maintain a greater amount of permanent capital than is required by the risk-based capital requirement. The leverage-related and risk-based capital requirements are the Bank’s minimum regulatory capital requirements.

C.	Comparison of Terms of Existing Stock and Capital Stock

ISSUE	EXISTING STOCK	CAPITAL STOCK
Voting Rights in Regard to the Election of Directors	One vote for each share required to be held on the record date up to the state average.	Same as existing stock.
Dividends	To produce an earned dividend that, when combined with the other benefits of membership, compensates members for their capital investment. The target dividend was the six-month Treasury Bill rate plus 50 to 100 basis points.	To produce an earned dividend that, when combined with the other benefits of membership, compensates members for their capital investment. The Bank does not intend to significantly change its risk profile and therefore does not expect the earned dividend to change significantly from the current target.
Redemption	The member has no right to	The member has the right to

ISSUE	EXISTING STOCK	CAPITAL STOCK
	have its stock redeemed until it withdraws from membership, which requires six months’ prior written notice. However, as a matter of practice, the Bank has honored member requests for redemption of a member’s excess stock when it suited the capitalization needs of the Bank.	have its Capital Stock redeemed upon five years’ prior written notice unless one of the specified limitations applies. The member does not have to withdraw from membership in order to redeem its Excess Stock. The Bank intends to continue to repurchase Excess Stock subject to a redemption request when it will meet the capitalization needs of the Bank.
Repurchase	The Bank has repurchased the excess stock of individual members when it suited the capitalization needs of the Bank.	The Bank may repurchase the Excess Stock of: (1) all members on a pro-rata basis or (2) an individual member when a member submits a request to redeem Excess Stock.
Rights upon the Liquidation of the Bank	The Bank Act and Finance Board regulations are silent on the issue.	Same as current except as to the ownership rights of the retained earnings (see below).
Transfer of Stock	Under current Finance Board regulations, transfers of stock can only occur in connection with a member’s merger or consolidation with another institution. A member may transfer stock only to another member or to an institution that has been approved for membership and that has satisfied all conditions for becoming a member other than the purchase of Bank stock. Any transfer shall be at par value and shall be recorded on the books of the Bank.	A member may transfer its Excess Stock to another member or to an institution that has been approved for membership and that has satisfied all conditions for becoming a member other than the purchase of Bank stock. Any transfer shall be at par value and shall be recorded on the books of the Bank. Transfers are not limited to mergers and consolidations.
Call for Additional Capital	The Bank does not have the right to increase the required minimum stock investment requirements.	The Bank has the right to increase the required minimum stock purchase requirements. Members are

ISSUE	EXISTING STOCK	CAPITAL STOCK
required to comply promptly with any increase in the required minimum stock investment requirements.
Rights to the Retained Earnings of the Bank	Congress has previously required the Banks to contribute the retained earnings of the Bank, which has suggested that the members have no rights in the retained earnings of the Bank.	Holders of Capital Stock own the retained earnings and they are entitled to their share of the retained earnings upon the liquidation of the Bank as determined by the Finance Board and/or Congress. It is uncertain how each member’s share will be determined.
Minimum Stock Investment Requirement	The greater of: (1) $500, (2) one percent of the outstanding mortgage loan principal on a member’s balance sheet, and (3) 5% of loans from the Bank.	On the Effective Date, the sum of 5% of loans from the Bank, plus 0.5% of the member’s unused borrowing capacity from the Bank.
Par Value	$100 per share.	Same as existing stock.

IX. DESCRIPTION OF THE BANK’S CAPITAL PLAN

A.	Background

The GLB Act and Finance Board regulations require the FHLBanks to adopt capital plans that, when implemented, provide them with sufficient capital to meet their minimum regulatory capital requirements. Each capital plan must include, among other things, provisions relating to the minimum investment required of each member, the classes of stock to be offered by a FHLBank (Class A, Class B or both), the rights, terms, and preferences associated with each class of stock, the criteria for the redemption, repurchase and transfer of FHLBank stock, and the disposition of FHLBank stock held by institutions that withdraw from membership.

The new regulatory capital requirements do not become effective with respect to a FHLBank until the effective date of its capital plan.

B.	Development of the Bank’s Capital Plan

Bank management analyzed various possible capital structures that would meet the new standards and the needs of its members. In the summer of 2000 at four regional stockholder meetings, the Bank briefed its members on the upcoming changes. In the fall of 2000, Bank management held a meeting for members in Pittsburgh, a second meeting in Philadelphia, and a third meeting by teleconference, where it made presentations on the new capital regulations and the recommendations of Bank management regarding a new capital structure. The members that participated in the meetings were given the opportunity to ask questions and provide feedback on the proposed capital structures. In the summer of 2001 at its regional stockholder meetings, the Bank provided an update on the development of the Capital Plan to the members.

Management developed a written Capital Plan and presented it to the Bank’s Board of Directors on May 18, 2001. The Board of Directors unanimously approved the Capital Plan. On May 31, 2001, the Bank submitted the plan to the Finance Board for its approval. Finance Board staff reviewed the Capital Plan in the spring of 2002. After making some revisions to the original Capital Plan in response to comments from the Finance Board, the executive committee of the Bank’s Board of Directors approved the final version of the Capital Plan. On May 8, 2002, the Finance Board approved the Bank’s Capital Plan, subject to the Bank’s full Board of Directors ratifying the Capital Plan. On June 21, 2002, the Board of Directors of the Bank ratified the final version of the Capital Plan.

C.	Conversion and Purchase of Capital Stock on the Effective Date

The Effective Date of the Capital Plan is December 16, 2002. At the close of business on December 16, 2002, each outstanding share of existing Bank stock held by members that do not opt out of the conversion shall be converted into one share of Capital Stock. Immediately following that conversion, each member’s minimum member stock investment requirement shall be recalculated by the Bank as set forth below. If after the recalculation a member holds Capital Stock in excess of its minimum member stock investment requirement, then the Bank shall repurchase at par a sufficient number of shares of Capital Stock to eliminate the excess position. Proceeds from the share repurchase shall be credited to the member’s demand deposit account with the Bank. If after the recalculation a member holds Capital Stock short of its minimum member stock investment requirement, then the Bank shall issue at par a sufficient number of shares of Capital Stock to eliminate the shortfall. The cost of the share issuance shall be debited to the member’s demand deposit account with the Bank. Under the Capital Plan, a member that does not wish to convert its existing stock into Capital Stock must file a written notice of withdrawal from membership with the Finance Board at 1777 F Street, N.W., Washington, D.C. 20006, on or before November 15, 2002, the Opt-Out Date. The notice of withdrawal must also be filed with the Bank.

The membership of a member that opts out of the conversion shall terminate on December 16, 2002. On the date the membership is terminated, all outstanding indebtedness of the member to the Bank shall become immediately due and payable along with any applicable prepayment fees. The Bank shall cancel each currently outstanding share of existing stock held by the member on the date the membership terminates provided that the Bank, after such cancellation, shall remain in full compliance with its minimum regulatory capital requirement. Any member that provides the Finance Board with written notice of its intent to withdraw after November 15, 2002, but before December 16, 2002, shall have its existing stock converted into Capital Stock on December 16, 2002, and the written notice shall commence the applicable five-year waiting period to redeem the Capital Stock. The Bank may cancel the conversion of all members’ existing stock if the Bank will not be in compliance with its minimum capital requirements on the Effective Date as a result of members opting out of the conversion. In the event of cancellation of the conversion, the withdrawal notice of any member that elected to opt out of the conversion shall be deemed null and void.

The failure of a member to provide the Finance Board with written notice on or before the Opt-Out Date of its intent to withdraw from membership shall be deemed by the Bank as acceptance of the terms of conversion and the terms of the Capital Plan.

D.	Minimum Stock Investment Requirements

1.	General

The Capital Plan is designed to provide the Bank with sufficient capital to meet its minimum regulatory capital requirements. Toward this end, the Capital Plan requires that members purchase and maintain a minimum stock investment. On the Effective Date, each member shall purchase and maintain a certain minimum investment in Capital Stock based on the sum of the “member loan stock purchase requirement” and the “unused borrowing capacity stock purchase requirement” as those terms are defined in the Capital Plan and generally explained below. After the Effective Date, the Board of Directors of the Bank has the right, but not the obligation, to adjust from time to time the percentages set forth below, to place a cap on the dollar amount of Capital Stock any member would have to purchase as a result of the unused borrowing capacity stock purchase requirement, as well as to implement an “acquired member asset stock purchase requirement” as defined in the Capital Plan and generally explained below.

2.	Member Loan Stock Purchase Requirement

Each member is required to purchase and hold Capital Stock in an amount equal to the Bank’s member loan stock purchase percentage multiplied by the total of all loans extended from the Bank to that member. The member loan stock purchase requirement will be calculated at the time each loan is transacted. The member loan stock purchase percentage is initially set at 5% of a member’s outstanding principal balance of loans from the Bank. At close of business on the Effective Date, the Bank will calculate each member’s loan stock purchase requirement by multiplying 5% times the member’s actual outstanding principal balance of loans from the Bank through the Effective Date. From time to time, upon approval by the Bank’s Board of Directors, the member loan stock purchase percentage may be adjusted to as high as 6.0% or to as low as 4.5%. Changes outside this range would constitute an amendment to the Capital Plan that would require Finance Board approval. The Bank anticipates that the member loan stock purchase percentage will be adjusted within the range on a quarterly basis but reserves the right to adjust the percentage more frequently. The Bank shall provide 15 days’ prior written notice of any adjustment in the member loan stock purchase requirement.

An adjustment in the member loan stock purchase percentage may be applied in either of the following manners:

•	A change in the member loan stock purchase percentage may be applied prospectively, affecting only loans transacted subsequent to the change in the member loan stock purchase percentage, or

•	A change in the member loan stock purchase percentage may be applied retrospectively, in which case the new member loan stock purchase percentage would be applied both to the member loans outstanding at the time of such change and to any loans transacted subsequent to such change. If a change in member loan stock purchase requirement is made retrospectively, the Bank’s Board of Directors may choose to either: 1) apply the new member loan stock purchase percentage to all member loans outstanding at the time of such change or 2) apply the new member loan stock purchase percentage only to member loans which do not include a principal prepayment fee.

3.	Unused Borrowing Capacity Stock Purchase Requirement

Each member is required to purchase and hold Capital Stock in an amount equal to the Bank’s unused borrowing capacity percentage multiplied by the unused borrowing capacity of that member. For purposes of the member’s minimum stock investment, the amount of unused borrowing capacity shall be calculated quarterly and at the time each loan is transacted. The unused borrowing capacity stock purchase percentage is initially set at 0.5% of a member’s unused borrowing capacity from the Bank. At the close of business on the Effective Date, based on quarter-end data available from the member’s regulator, the Bank shall calculate each member’s unused borrowing capacity stock purchase requirement by multiplying 0.5% times the principal balance of the eligible assets held by the member. From time to time, upon approval by the Bank’s Board of Directors, the unused borrowing capacity percentage may be adjusted to as high as 1.5% or to as low as 0%. Changes outside this range would constitute an amendment to the Capital Plan that would require Finance Board approval. The Bank anticipates that the percentage will be adjusted within the range quarterly but the percentage may be adjusted more frequently. The Bank shall provide 15 days’ prior written notice of any adjustment in the unused borrowing capacity stock purchase requirement.

An adjustment in the unused borrowing capacity percentage will be applied to the member’s unused borrowing capacity for all future calculations. From time-to-time, in the discretion of the Bank’s Board of Directors, the amount any one member would have to purchase under the unused borrowing capacity stock purchase requirement may be subject to a cap of no less than $10 million.

4.	Acquired Member Asset Purchase Requirement

Each member is required to purchase and hold Capital Stock in an amount equal to the Bank’s acquired member asset purchase percentage multiplied by the amount of acquired member assets delivered by that member and held by the Bank at the time the transaction occurs. In the Bank’s discretion, it may recalculate the member’s acquired member asset purchase requirement from time to time to capture any reductions in the amount of acquired member assets then being held by the Bank. The acquired member asset purchase percentage is initially set at 0%. From time to time, upon approval by the Bank’s Board of Directors, the acquired member asset purchase percentage may be adjusted to as high 4.0% or to as low as 0.0%. Changes outside this range would constitute an amendment to the Capital Plan that would require Finance Board approval. The Bank shall provide 15 days’ prior written notice of any adjustment in the acquired member asset purchase percentage.

Adjustments made to the Bank’s acquired member asset purchase percentage, if any, shall be applied in accordance with the following:

•	Any increase in the acquired member asset purchase percentage shall be applied only on a prospective basis, i.e., affecting only master commitments entered into between a member and the Bank subsequent to such increase in the acquired member asset purchase percentage. Any acquired member assets delivered to the Bank under a master commitment made prior to an increase in acquired member asset purchase percentage shall be subject to the lower acquired member asset purchase percentage, if any, that had been in effect at the time that master commitment was originally accepted by the Bank.

•	Any decrease in the acquired member asset purchase percentage may, in the sole discretion of the Bank, be applied either retrospectively, affecting all acquired member assets previously delivered and held by the Bank or to be delivered under existing master commitments, or prospectively, affecting only master commitments entered into subsequent to such decrease in the acquired member asset purchase percentage.

5.	Excess Stock Investment

A member may hold Capital Stock in excess of its minimum investment requirement (“Excess Stock”) to the extent it has the legal authority under applicable statutes and regulations, subject to the following:

(a)	Repurchase. With notice to members of at least one business day, the Bank, in its sole discretion, may elect to repurchase Excess Stock shares at any time. The Bank will repurchase Excess Stock from all members on a pro rata basis (provided, however, in the event a member has given written notice of its intent to redeem Excess Stock, the Bank may, in its sole discretion, repurchase the Excess Stock of that member as set forth below). The effect of repurchasing Excess Stock, by the Bank is to retire such shares. The one business day notice to members does not apply to the repurchase of Capital Stock on the Effective Date. It has been the practice of the Bank from time to time to redeem the excess existing stock held by a member that was not necessary to meet the member’s minimum stock purchase requirement. Although the Bank currently intends to continue this practice, there is no guarantee that the Bank will always continue to repurchase Excess Stock. The need to support investments, MPF loans and other activities for which there is not an associated Capital Stock purchase requirement may dictate the need to use Excess Stock of the members in order to meet the Bank’s minimum regulatory capital requirement.

(b)	Redemption. A member may, at its discretion, request a redemption of Capital Stock by providing a letter or other business writing, signed by an officer of the member, sent by certified mail, return receipt requested, to the Bank’s corporate secretary at the Bank’s home office, currently 601 Grant Street, Pittsburgh, PA 15219-4455. A member may request redemption of some or all of its Capital Stock in accordance with the redemption terms of the Capital Plan. A member may not have pending at any one time more than one redemption request for the same share of Capital Stock. The five-year redemption period commences upon the receipt of the written notice that specifies the number of shares to be redeemed. Following written notice of a member’s intent to redeem shares, but prior to actual redemption, the Bank may, in its sole discretion, elect to repurchase those Excess Stock shares for which it has already received a redemption request. The Bank intends to repurchase Excess Stock subject to a redemption request when it will meet the capitalization needs of the Bank. In the event that multiple redemption requests are pending, the Bank may, in its sole discretion, elect to repurchase Excess Stock on a prorated basis or according to the order in which the redemption requests were received by the Bank, or according to another allocation method as necessary to maintain ongoing compliance with the Finance Board’s capital regulations. The effect of redeeming Excess Stock shares by the Bank is to retire such shares. A request by a member (whose membership has not been terminated) to redeem Capital Stock shall automatically be cancelled if the Bank is prevented from redeeming the member’s Capital Stock because such redemption would cause the member to fail to meet its minimum member stock investment requirement. The effective date of the automatic cancellation shall be five business days after the expiration of the applicable redemption notice period.

(c)	Cancellation of Redemption . In the event a member, having previously notified the Bank in writing of its intent to redeem some or all of its Capital Stock, wishes to cancel its redemption request before the completion of the five-year notification period, it may elect to do so by providing a letter or other business writing, signed by an officer of the member, sent by certified mail, return receipt requested, to the Bank’s corporate secretary notifying the Bank of its intent to cancel its redemption request. The Bank will impose a redemption cancellation fee on any member that either voluntarily or involuntarily cancels its redemption request (provided, however, the Bank may waive the fee for a bona fide business purpose consistent with Section 7(j) of the Bank Act). The redemption cancellation fee is the fee in effect at the time the member provides written notice of cancellation. Following receipt of the redemption cancellation notice, the Bank will notify the member of the cancellation fee amount. The member has ten business days from the date the Bank sends the notice to the member of the amount of the cancellation fee to then provide written notice to the Bank (sent by certified mail to the Bank’s corporate secretary) of its intent to revoke the cancellation and to proceed with the redemption of the Capital Stock it previously sought to redeem according to the original redemption timetable, thereby avoiding the redemption cancellation fee. The redemption cancellation fee is calculated by taking the redemption cancellation fee percentage set forth on Schedule A of the Capital Plan (initially 2%) and multiplying it against the par value of the Capital Stock subject to the notice of redemption. The redemption cancellation fee percentage may be adjusted at the discretion of the Bank’s Board of Directors to as high as 5% and to as low as 0%. Changes outside this range would constitute an amendment to the Capital Plan that would require Finance Board approval.

6.	Limitations on Redemption

The Bank’s ability to redeem Capital Stock is subject to a number of contingencies. Accordingly, there can be no assurance that a member’s shares of Capital Stock subject to a redemption notice will, in fact, be redeemed at the expiration of the applicable stock redemption period. The potential limitations on redemptions are as follows:

(a)	In order to qualify for redemption upon the expiration of the applicable stock redemption period, the shares subject to the redemption notice must be shares that are held in excess of the member’s minimum stock investment requirements at that time. If a redemption of such shares would be prevented for five business days following the expiration of the stock redemption period because the member would not meet its minimum stock investment requirements following the redemption, the stock redemption notice applicable to such shares shall be automatically cancelled and the member may be subject to a redemption cancellation fee.

(b)	The Bank may not redeem shares if, following such a redemption, it would not be in compliance with each of its minimum regulatory capital requirements.

(c)	Approval from the Finance Board for the redemption of shares would be required if the Finance Board or the Board of Directors of the Bank determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank. Under such circumstances, there can be no assurance that the Finance Board would grant such approval or, if it did, upon what terms it might do so.

(d)	The Bank may, subject to certain conditions, determine to suspend redemptions if it reasonably believes that such redemptions would cause the Bank to fail to meet any of its minimum regulatory capital requirements, would prevent the Bank from maintaining adequate capital against potential risks that are not adequately reflected in its minimum regulatory capital requirements or would otherwise prevent the Bank from operating in a safe and sound manner.

(e)	The Bank may not redeem shares if the principal or interest due on any consolidated obligations issued through the Office of Finance has not been paid in full.

7.	Limitations on Repurchase

The Bank’s ability to repurchase Excess Stock is subject to a number of contingencies. Specifically, the Bank may not repurchase Excess Stock if: (1) following any such repurchase, the Bank would not be in compliance with each of its minimum regulatory capital requirements; (2) a determination has been made by the Finance Board or the Board of Directors of the Bank that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank, unless the Bank has obtained approval from the Finance Board for such repurchase; (3) the Bank has suspended redemptions and the Finance Board has not approved the Bank’s repurchase of stock during the period such suspension is in effect; or (4) the principal or interest due on any consolidated obligation issued through the Office of Finance has not been paid in full. Accordingly, there can be no assurance that some or all of a member’s shares of Excess Stock will be repurchased by the Bank at any particular time.

8.	Adjustments to Minimum Amount

(a)	Member Acceptance . Each member is required to comply with any changes adopted in the Bank’s Capital Plan, including any adjustments made by the Bank’s Board of Directors that may lead to an increase in a member’s minimum member stock investment. In order to effectuate the sale of additional Capital Stock required due to such changes in terms, the Bank is authorized to issue Capital Stock in the name of a member and to withdraw appropriate payment from the member’s demand deposit account(s) with the Bank.

(b)	Prior Notice. The Bank shall provide at least 15 days’ written notice to members prior to implementing any adjustment to the member loan stock purchase percentage, unused borrowing capacity percentage, or acquired member asset purchase percentage if doing so affects the total minimum stock investment of the member. The Bank shall implement the adjustments on the date stated in the notice to members.

E.	Termination of Membership

The following terms pertain to the termination of a membership in the Bank.

1.	Voluntary Withdrawal

After December 16, 2002, the following terms and conditions will apply to a member that elects to withdraw from membership. A member may withdraw from membership by providing the Bank a letter or other business writing, signed by an officer of the member, sent by certified mail, return receipt requested, to the Bank’s corporate secretary at the Bank’s home office. A member may cancel its notice of withdrawal at any time prior to its effective date by providing the Bank similar written notice of such cancellation. The Bank will impose a fee on a member that cancels a notice of withdrawal (provided, however, the Bank may waive the fee for a bona fide business purpose consistent with Section 7(j) of the Bank Act). The withdrawal cancellation fee is the fee in effect at the time the member provides such written notice of cancellation. The member has ten business days from the date the Bank sends the notice to the member of the amount of the membership withdrawal cancellation fee to provide written notice of its intent to revoke the cancellation, thereby avoiding the membership withdrawal cancellation fee. The membership withdrawal cancellation fee is calculated by taking the membership withdrawal cancellation fee percentage set forth on Schedule A of the Capital Plan then in effect (initially 2%) and multiplying it against the par value of the Capital Stock held by the member. The membership withdrawal cancellation fee percentage may be adjusted at the discretion of the Bank’s Board of Directors to as high as 5% and to as low as 0%.

The receipt by the Bank of written notice of withdrawal shall commence the five-year redemption period for the Capital Stock held by the member that is not already subject to a pending request for redemption. The five-year redemption period, as to all Capital Stock held by the member at that time, begins on the date of the Bank’s receipt of the member’s withdrawal notice. If a member purchases any Capital Stock after that date but before its membership is terminated, the member does not have the right to redeem such additional shares of Capital Stock, except upon providing an additional five years’ written notice to the Bank. However, the Bank has the right, but not the obligation, to repurchase any additional Capital Stock purchased by the member during the period between its notice of withdrawal and the date on which its membership terminates. In the case of a member whose membership has been terminated as a result of a merger or other consolidation into a non-member or a member of another FHLBank, the redemption period for any Capital Stock that is not already subject to a pending request for redemption shall be deemed to commence on the date on which the charter of the former member is cancelled.

No member may withdraw from membership unless, on the date the membership is terminated, there is in effect a certification from the Finance Board that the withdrawal of a member will not cause the

FHLBank System to fail to satisfy its obligation to make the payments to REFCORP.

2.	Involuntary Terminations

The Board of Directors of the Bank has the right to terminate the membership of any member that: 1) fails to comply with any requirement of the Bank Act, Finance Board regulations, or the Capital Plan; 2) becomes insolvent or otherwise is subject to the appointment of a conservator, receiver or other legal custodian under federal or state law; or 3) would jeopardize the safety and soundness of the Bank if it were to remain a member. The five-year redemption period for all Capital Stock owned by the member and not already subject to a pending request for redemption shall commence on the date the Bank terminates the member’s membership.

F.	Rights Upon Withdrawal, Liquidation, Consolidation or Merger of the Member

1.	Liquidation of Capital Stock

If an institution ceases to be a member of the Bank for any reason, the Bank shall require the institution to continue to hold the Capital Stock necessary to support the member’s loans outstanding and/or acquired member assets under the terms of the Capital Plan in effect at that time. Upon the repayment of all outstanding indebtedness to the Bank, including any prepayment fees and settlement of the member’s risk-sharing obligations under any acquired member asset program, the Capital Stock that was necessary to support the member’s loans and/or acquired member asset program shall become Excess Stock subject to repurchase by the Bank in its discretion.

2.	Liquidation of Indebtedness

The Bank will liquidate the indebtedness of any institution that ceases to be a member in an orderly manner according to a schedule established by the Bank in its sole discretion. The Bank may require the immediate repayment of all indebtedness, in which case the member shall be subject to any applicable prepayment fees. In the alternative, and in the Bank’s sole discretion, the Bank may allow the institution to continue to hold on to any indebtedness for any length of time up to and including maturity.

G.	Amendments to the Capital Plan

Upon a simple majority vote of all of the individual members of the Bank’s Board of Directors, not just a simple majority vote of a quorum, a request to amend the Capital Plan may be submitted to the Finance Board. The effective date(s) for any proposed change(s) to the terms of the Capital Plan shall be contained in any amendment request as submitted to the Finance Board. The Bank shall provide notice to members of any request submitted to the Finance Board to amend the Capital Plan at least 30 days prior to the effective date of any such requested amendment. To become effective, any amendment to the Capital Plan must be approved by the Finance Board.

X. DESCRIPTION OF CAPITAL STOCK

A.	Voting Rights – Election of Directors

Voting rights in regard to the election of directors are set forth in 12 C.F.R. Section 915. The Bank shall annually calculate each member’s minimum stock purchase requirement for purposes of determining its voting shares based on its preceding December 31 (record date) balance sheet, outstanding loans, and acquired member asset information (if applicable). Each member is eligible to vote for the number of open elected director seats in the state in which its principal place of business is located. Each member shall be entitled to cast one vote for each share of Capital Stock that the member was required to hold as of the record date; except that, the number of votes that each member may cast for each directorship shall not exceed the average number of shares of Capital Stock that were required to be held by all members located in that state on the record date. There are no voting preferences for any share of Capital Stock.

B.	Par Value

The par value of Capital Stock is $100 per share. Capital Stock is issued, redeemed and repurchased at par value.

C.	Ownership of Retained Earnings

The retained earnings, surplus, undivided profits and equity reserves, if any, of the Bank are owned by the holders of Capital Stock proportionate to their ownership of all outstanding shares of Capital Stock. The holders of Capital Stock shall have no right to receive any portion of these items, however, except through the declaration of a dividend or capital distribution approved by the Bank’s Board of Directors or through liquidation of the Bank.

D.	Limitations

The Bank may issue Capital Stock only in accordance with its Capital Plan and the capital regulations adopted by the Finance Board. The Bank may issue Capital Stock only to members, and generally only members may hold Capital Stock.

E.	Transfer of Stock

A member may transfer any of its Excess Stock of the Bank only to another member of the Bank or to an institution that has been approved for membership in the Bank and that has satisfied all conditions for becoming a member other than the purchase of the minimum amount of Capital Stock that it is required to hold as a condition of membership. No other transfers of Capital Stock are permitted under the Capital Plan. Any such transfer of Excess Stock shall be at par value and shall be effective upon being recorded on the appropriate books and records of the Bank. There may be accounting issues involved in the transfer of Excess Stock between members, and accordingly, any member considering receiving or transferring Excess Stock in such a manner should consult with its accounting and tax advisors.

F.	Dividends

The Bank’s Board of Directors may, but is not obligated to, declare and pay non- cumulative dividends in either cash or stock. The Board of Directors cannot declare a dividend: (1) if the Bank’s capital position is below its minimum regulatory capital requirement; (2) if the Bank’s capital position will be below its minimum regulatory capital requirement after paying the dividend; or (3) the principal or interest due on any consolidated obligation has not been paid in full.

G.	Rights in Bank Liquidation, Merger or Consolidation

In the event the Bank is liquidated, the member shall be entitled to the rights and benefits granted to it by the Finance Board and/or Congress. In the event the Bank merges with or consolidates into another FHLBank, the member shall be entitled to the rights and benefits set forth in the agreement of merger approved by the boards of directors of both FHLBanks and the Finance Board.

XI. RISK FACTORS

A.	Risks Relating to the New Capital Structure

1.	Member Minimum Stock Investment Requirement May Increase

Under the Capital Plan, the Board of Directors of the Bank may increase the minimum stock investment requirements of members within certain ranges specified in the Capital Plan. The minimum stock investment requirements may also be increased pursuant to an amendment to the Capital Plan that must be approved by the Finance Board. The Bank must provide members with 15 days’ written notice prior to the effective date of any increase in their minimum stock investment requirements. Members are required to purchase additional stock in the Bank as necessary to comply with such new requirements. In order to facilitate the purchase by members of any required additional stock, the Bank shall charge the member’s demand deposit account at the Bank for the appropriate amount. Thus, no affirmative action is required to be taken by members to purchase additional stock in the Bank as a result of an increase in the minimum stock investment requirements.

The GLB Act requires members to “comply promptly” with any increase in the required minimum stock investment requirements to ensure that the Bank continues to satisfy its minimum regulatory capital requirements. However, in the preamble to its amendments to the final capital regulation published in the Federal Register on January 30, 2001 (at page 8304), the Finance Board stated that it does not believe this provision provides the FHLBanks with an unlimited call on the assets of their members. According to the Finance Board, it is not clear whether the Bank or the Finance Board would have the legal authority to compel a member to invest in additional amounts of Capital Stock in the Bank.

Thus, while the Capital Plan contemplates that members would be required to purchase whatever amounts of Capital Stock are necessary to ensure that the Bank continues to satisfy its capital requirements, and while the Bank may seek to enforce this aspect of the Capital Plan which has been approved by the Finance Board, it is uncertain if the Bank ultimately could compel a member to purchase additional Capital Stock in the Bank that the member did not wish to purchase. Nevertheless, even if a member could not be compelled to make additional Capital Stock purchases, the failure by a member to comply with the Capital Stock purchase requirements of the Capital Plan could subject it to substantial penalties, including the possible termination of its membership in the Bank. In the event of such termination of membership, the Bank may call any indebtedness on loans made to the member prior to the maturity of such loans and the member would be subject to any fees applicable to the prepayment of such indebtedness.

2.	No Public Market for Capital Stock

Capital Stock is subject to redemption upon the expiration of a five-year redemption period. Only stock in excess of a member’s minimum stock investment requirements (Excess Stock), stock of a member that has submitted a notice to withdraw from membership, or stock held by a member whose membership is otherwise terminated may be redeemed at the end of the five-year redemption period. However, there is no guarantee that a member will be able to redeem its investment even at the end of the applicable redemption period. If the redemption of Capital Stock, or the repurchase of such stock by the Bank, would cause the Bank to fail to meet its minimum regulatory capital requirements, then such redemption or repurchase would be prohibited. Likewise, a redemption would not be honored by the Bank if such redemption would cause the member to fail to maintain its required minimum investment in the stock of the Bank. Moreover, Capital Stock may in general be owned only by its members, and the Capital Plan prohibits one member from transferring stock to another member unless the transfers are of Excess Stock.

The Bank also may determine to suspend the redemption or repurchase of Capital Stock if it reasonably believes that such redemptions or repurchases would cause the Bank to fail to meet its minimum capital requirements, would prevent the Bank from maintaining adequate capital against a potential risk, or would otherwise prevent the Bank from operating in a safe and sound manner. In addition, approval from the Finance Board for redemptions or repurchases would be required if the Finance Board or the Board of Directors of the Bank determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank. Under such circumstances, there can be no assurance that the Finance Board would grant such approval or, if it did, upon what terms it might do so.

Accordingly, notwithstanding the expiration of the applicable stock redemption period, there are a variety of circumstances that would preclude the Bank from redeeming or repurchasing the Capital Stock of a member. Since there is no public market for the Capital Stock and transfers of Excess Stock only between members are permitted, there can be no assurance that a member’s purchase of Capital Stock would not effectively become an illiquid investment in the Bank.

3.	Restrictions on Redemption and Repurchase of Excess Stock

The Bank may rely from time to time upon the Excess Stock of members in addition to the amounts of Capital Stock members are required to own, in order to satisfy its minimum regulatory capital requirements. In such case, a member that owns Excess Stock in the Bank would be unable to redeem such stock for cash – nor could the Bank repurchase such stock – as long as the Bank needs such Excess Stock to satisfy its minimum regulatory capital requirements. Under such circumstances, which may occur particularly in periods of growth in the Bank’s assets which do not directly require matching stock investments by members, a member’s investment in Excess Stock effectively would become a permanent investment in the Bank and would remain so unless and until the Bank were able to find another source of capital (which could occur, for example, through an increase in its membership and/or activity-based stock requirements) with which to satisfy its minimum regulatory capital requirements.

As of the Effective Date of the Capital Plan, the Bank does not intend to rely upon Excess Stock to satisfy its minimum capital requirements. However, it is possible that the Bank might at some point in the future seek to rely upon Excess Stock to satisfy such requirements. To the extent that this were to be the case, and depending on the amount of Excess Stock that a member holds and the extent to which the Bank relies on Excess Stock to satisfy its minimum capital requirements, a member that owns Excess Stock may be unable to redeem such stock at the end of the five-year stock redemption period and the Bank may be prevented from repurchasing such stock from a member.

4.	Risk-Weighting of Capital Stock

It is possible that one or more of the regulatory agencies might seek to increase the risk weighting that would be applicable to Capital Stock held by members for which such agency is the primary regulator. To the extent that this were to occur with respect to a particular category of member institutions, such members would be required to maintain a higher level of risk-based capital per share of Capital Stock than they currently are required to hold per share of existing stock. Depending on which regulatory agencies imposed increased risk weightings on Capital Stock, this might serve as a disincentive for some members to hold Capital Stock, which could discourage member transactions with the Bank and adversely affect the Bank’s future earnings and financial condition.

Regulations or policies of the regulatory agencies also could limit the ability of members to purchase or hold Excess Stock. Under Finance Board regulations, a member may purchase Excess Stock as long as such purchase is approved by the Bank and is permissible under the applicable laws under which the member operates. At least one bank regulatory agency has previously issued guidance on the extent to which its constituents could purchase excess stock in a FHLBank. In 1996, the Office of the Comptroller of the Currency issued an interpretive letter stating that a national bank could purchase excess stock only to the extent that such excess stock facilitates the national bank’s plans to expand funding of residential housing finance assets and such plans are documented in the bank’s business plans. It is possible that federal or state agencies that regulate the activities of members could seek to further limit the ability of their constituents to purchase or hold Excess Stock. In such case, the Bank may be unable to issue Excess Stock to certain members, and this could adversely affect its ability to raise additional capital. Restrictions on the use of Excess Stock generally could also result in the imposition of higher minimum stock investment requirements for members.

5.	Ability to Pay Dividends

The Bank may pay dividends on its Capital Stock only out of previously retained earnings or current net earnings. However, a FHLBank that is not in compliance with its minimum regulatory capital requirements may not pay dividends to members; nor may a FHLBank pay dividends if, after doing so, it would fail to meet any of such minimum requirements. Moreover, a FHLBank may not pay dividends to members if any principal or interest due on consolidated obligations issued through the Office of Finance has not been paid in full or, under certain circumstances, if it fails to satisfy liquidity requirements under applicable Finance Board regulations and policies. While the Bank intends to declare and pay dividends on the Capital Stock on a quarterly basis, there can be no assurances as to the level of Bank dividends or that the Bank will be able to pay dividends in the future.

6.	Capital Plan Amendments

Under the Capital Plan, the Board of Directors of the Bank is authorized to amend the Capital Plan. All amendments must be approved by the Finance Board before they may become effective. However, under the Capital Plan, amendments to the Capital Plan are not subject to member consent or approval. While amendments must be consistent with the Bank Act and Finance Board regulations, it is possible that they would result in changes to the Capital Plan that could adversely affect the rights and obligations of members.

7.	Rights of Members in the Event of Liquidation or Merger

Holders of Capital Stock own the retained earnings, surplus, undivided profits, and equity reserves of the Bank. The Bank’s Capital Plan provides, with respect to a liquidation, that members shall be entitled to the rights and benefits granted to them by the Finance Board and/or Congress. With respect to a merger or consolidation of the Bank, members shall be entitled to the rights and benefits set forth in the agreement of merger approved by both FHLBanks’ boards of directors and the Finance Board. The Bank cannot predict how the Finance Board might exercise its authority with respect to liquidations or reorganizations, or whether any actions taken by the Finance Board in this regard would be inconsistent with the provisions of the Bank’s Capital Plan or the rights of holders of Capital Stock in the retained earnings of the Bank.

B.	Risks Relating to the FHLBank System

1.	Joint and Several Liability on Consolidated Obligations

The Bank is jointly and severally liable with the other FHLBanks for the consolidated obligations issued by the FHLBanks through the Office of Finance. The Bank may not pay any dividends to members nor redeem or repurchase any shares of Capital Stock unless the principal and interest due on all consolidated obligations have been paid in full. If another FHLBank were to default on its obligation to pay principal or interest on any consolidated obligations, the Finance Board may allocate the outstanding liability among one or more of the remaining FHLBanks on a pro rata basis or on any other basis the Finance Board may determine. Accordingly, the Bank’s ability to pay dividends to its members or to redeem or repurchase shares of its Capital Stock could be affected not only by its own financial condition, but also by the financial condition of one or more of the other FHLBanks.

2.	Changes in Statute or Regulations

The FHLBanks are governed by the Bank Act and regulations adopted thereunder by the Finance Board. The FHLBanks were created to further the government policy of facilitating the flow of mortgage credit and the promotion of homeownership in the United States. From time to time, Congress has amended the Bank Act in ways that have significantly affected the rights and obligations of the FHLBanks and the manner in which they carry out their housing finance mission. It is possible that legislative changes to the Bank Act in the future could adversely affect the business, operations or financial condition of the Bank.

Regulations and policies of the Finance Board govern, among other things, the permissible investments and activities of the FHLBanks, risk management practices, capital requirements and management and supervisory issues. It is possible that new regulations or policies adopted by the Finance Board, or changes to existing regulations or policies, also could adversely affect the business, operations or financial condition of the Bank.

3.	Multi-district Membership

On October 3, 2001, the Finance Board solicited comments on the implications for the FHLBank System if institutions were permitted to become members of more than one FHLBank. The request was prompted by the submission of several petitions asking the Finance Board to permit a single depository institution involved in an interstate merger transaction to become a member of two or more FHLBanks concurrently. A decision by the Finance Board to approve these petitions or permit multi-district membership generally could significantly affect the business and operations of the Bank and the FHLBank System.

While the issues are complex and unprecedented, it is possible that multi-district membership likely would result in a greater level of competition among the FHLBanks on a variety of levels. Multi-district membership would also raise a myriad of operational issues including, among other things, whether a single institution would be required to comply with the stock purchase requirements of multiple FHLBanks, how collateral pledged by a single institution to secure loans should be apportioned among multiple FHLBanks and the extent to which a single institution should be permitted to have representation on the boards of directors of multiple FHLBanks. On the other hand, if, as is currently the case, multi-district membership is not permitted, interstate mergers involving members from different FHLBank districts may result in an increase in the concentration of large members in some FHLBanks and a decrease in membership and loss of business in other FHLBanks.

On January 22, 2002, the Finance Board announced that it intends to defer action on multi-district membership petitions until it decides on a course of action to address broader membership issues. It is unclear what action, if any, the Finance Board ultimately will take on the multi-district membership petitions or multi-district membership issues in general.

C.	Risks Relating to the Business of the Bank

1.	Changes in Interest Rates

Like many financial institutions, the Bank realizes income primarily from the spread between interest earned on its loans and investments and the interest paid on its borrowings. It is expected that the Bank, from time to time, will experience “gaps” in the interest rate sensitivities of its assets and liabilities, meaning that either its interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to the Bank’s position, the “gap” will adversely affect the Bank’s earnings and the net present value of the Bank’s interest-sensitive assets and liabilities.

One of the Bank’s fundamental asset-liability management objectives is the preservation of the member’s investment; i.e., ensuring that the market value of the Bank’s equity does not change materially from its par value or book value under a variety of different interest rate environments. In order to achieve this objective, management uses interest rate derivatives to convert a substantial portion of the Bank’s fixed-rate assets and liabilities to floating-rate cash flows that vary with the level of interest rates. This technique stabilizes market value fluctuations in the Bank’s assets, liabilities and equity, but does tend to create volatility in the Bank’s absolute level of dividends and earnings.

2.	Reduction in Retained Earnings Due to FAS133 Adjustments

In order to increase member returns, management uses more economically efficient hedges to control the Bank’s exposure to interest rate risk. Many of these hedges, while effective in reducing the Bank’s long-term risk exposure, can create considerable volatility in net income and retained earnings under the reporting requirements of FAS133 as FAS133 requires the Bank to recognize unrealized losses on its derivative contracts. If the Bank were required to recognize large unrealized losses on derivative contracts, the Bank’s net income for any period could be significantly reduced or eliminated. Because Finance Board regulations prohibit a FHLBank from exhausting its GAAP retained earnings to pay a dividend, unfavorable FAS133 marks could limit the Bank’s ability to pay a dividend. The Bank’s ability to use retained earnings to supplement current earnings in order to pay dividends is not unlimited.

3.	Convexity Risks in Mortgage Assets

There are significant convexity risks associated with long-term fixed-rate mortgage loans purchased or funded under the MPF Program and held on the Bank’s balance sheet. The Bank actively hedges this risk through a variety of risk management tools. However, it is impossible to perfectly hedge convexity risk in mortgage loans, and therefore, the income of the Bank could be adversely affected by this risk.

4.	Counterparty Credit Risk

The Bank assumes some level of unsecured credit risk when entering into securities transactions, money market transactions and derivative contracts with counterparties. The Bank has a policy that limits the amount of unsecured credit risk it can assume with any counterparty. In regard to derivative contracts, the Bank uses master agreements that contain provisions that allow the Bank to net the exposure under all transactions with the counterparty to one net amount. The Bank enters into derivative contracts with foreign counterparties where the law is not certain that the netting provisions are enforceable in insolvency. The Bank manages this risk by obtaining a right to terminate all transactions with the counterparty when the credit rating of the counterparty falls to an agreed-upon level. The Bank actively monitors the credit rating of all counterparties. There is no guarantee that the Bank would be able to terminate the agreement with a foreign counterparty before the counterparty would become subject to an insolvency proceeding.

5.	Concentration of Loans

As of June 30, 2002, more than 42% of the Bank’s loans to members are held by four institutions. The average remaining term of the loans to these institutions is 3.2 years. If these members were to repay the loans as they became due and no other loans were made to replace them, the Bank’s income could be adversely affected. The loss of large members could have a material adverse impact on the Bank’s dividend until appropriate adjustments are made to the Bank’s investment, derivative and debt portfolios. The duration and magnitude of the adjustment period would depend on a number of factors, including: (a) the amount of any stock redemptions; (b) the profitability of any loans that were repaid; (c) the profitability of the Bank’s investment portfolio; and (d) the remaining level of loans.

6.	Concentration of Capital Stock

As of June 30, 2002, more than 53% of the Bank’s current stock is held by ten institutions. If these members were to terminate their memberships, the Bank’s capital base would be reduced and the Bank’s ability to generate earnings could be adversely affected. In addition, to the extent that the Bank may rely from time to time upon the Excess Stock of members, the Bank may be required to increase the minimum stock purchase requirement of the remaining members to remain in compliance with the Bank’s minimum capital requirements in the event of a substantial reduction in the Bank’s capital base due to membership withdrawals.

7.	Inability to Access the Capital Markets

The business of the Bank is reliant on its ability to access the capital markets at competitive market rates. The Bank maintains a minimum amount of liquidity to meet five business days of funding needs both through investments in liquid assets and maintenance of available borrowing capacity. Although the Bank maintains lines of credit to repo and other money market counterparties, the Bank’s income would be adversely affected if it were not able to access the capital markets at competitive rates for a long period of time.

8.	Competition in the Lending Business

The primary business of the Bank is to make loans to its members. The Federal Reserve has recently considered entering into the short-term lending business with its members. Fannie Mae and Freddie Mac have at times entered into reverse repurchase agreements with members that are a source of competition for short- and medium-term loans from the Bank. The capital markets are another source of competition for Bank loans. Any of these sources of competition could adversely affect the income of the Bank.

9.	Loan Pricing

The Board of Directors and management are of the opinion that the primary benefits of Bank membership should accrue to borrowing members in the form of low-cost loans. Decisions to further lower loan spreads, to gain volume or increase the subsidy transfer to borrowing members, could result in lower earnings, which could result in lower dividend yields.

10.	Lower AHP Subsidies

Lower earnings could result in a lower level of AHP subsidies being available to the Bank’s members. The Bank contributes ten percent of its net income to its AHP. Accessing the subsidies in the AHP can be a benefit to the members. If the Bank’s earnings were to be adversely affected, the level of subsidies, and therefore one of the benefits of membership, would be reduced.

11.	Lower Dividends Resulting from Increased AHP Contribution

The FHLBanks are required to contribute the greater of ten percent of their annual net income or $100 million to the AHP. If the net income of the FHLBank System were to fall below $1 billion, then each FHLBank would be required to contribute more than ten percent of its net income to the AHP. Increasing the Bank’s AHP contribution percentage would reduce earnings and potentially reduce the dividend paid to members.

XII.	SELECTED FINANCIAL DATA

The following table sets forth selected financial data and other statistical information for the Bank. The financial data were derived from the Bank’s financial statements. This information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which follows, the “Supplemental Information to Financial Statements” and “Financial Review” appearing in and incorporated by reference to the Annual Report, and the Bank’s financial statements and related notes appearing herein and incorporated by reference to the Annual Report.

						(Unaudited)
						Six months ended
	Year ended December 31,					June 30,
($ in millions)	1997	1998	1999	2000	2001	2001	2002
Statement of Condition
Loans	$16,980	$25,770	$36,527	$25,946	$29,315	$26,161	$28,232
MPF loans	—	5	3	1,910	1,839	1,961	2,551
Investments (1)	10,737	10,125	12,614	15,378	11,064	12,429	15,957
Total assets	28,861	36,860	50,603	45,063	42,914	41,386	47,649
Deposits and borrowings	1,536	2,271	1,252	1,443	1,718	1,815	2,523
Consolidated obligations	25,281	31,916	45,923	40,433	38,271	36,891	41,706
Capital stock	1,387	1,754	2,318	2,065	1,889	1,705	1,861
Retained earnings	53	72	98	110	87	119	68
Other comprehensive income	(2)	(4)	(3)	—	2	2	(6)

						(Unaudited)
						Six months ended
	Year ended December 31,					June 30,
($ in millions)	1997	1998	1999	2000	2001	2001	2002
Averages
Loans	$14,070	$21,133	$29,181	$32,349	$27,009	$26,214	$29,241
MPF loans	—	2	3	831	1,979	1,946	2,021
Investments	10,713	9,120	11,960	13,695	11,587	12,013	12,615
Total assets	25,233	30,859	42,075	48,268	41,527	41,240	44,681
Deposits and borrowings	1,123	1,837	1,549	955	1,917	1,615	2,666
Consolidated obligations	22,325	26,825	37,602	43,843	36,734	36,746	39,051
Capital stock	1,276	1,548	1,994	2,278	1,826	1,857	1,945
Retained earnings	56	72	96	117	115	122	83
Other comprehensive income	(5)	(2)	(1)	(2)	1	—	(3)

						(Unaudited)
						Six months ended
	Year ended December 31,					June 30,
($ in millions)	1997	1998	1999	2000	2001	2001	2002
Income Statement Data:

Operating Results
Net income	$110	$143	$184	$173	$95	$71	$18
Dividends paid	$81	$101	$132	$161	$119	$62	$37
Weighted average dividend rate	6.38%	6.50%	6.63%	7.06%	6.50%	6.75%	3.87%
Return on average equity	8.32%	8.86%	8.80%	7.24%	4.90%	7.26%	1.84%
Return on average assets	0.44%	0.46%	0.44%	0.36%	0.23%	.35%	.08%
Net interest margin	0.55%	0.57%	0.54%	0.56%	0.52%	.57%	.31%

						(Unaudited)
						Six months ended
	Year ended December 31,					June 30
($ in millions)	1997	1998	1999	2000	2001	2001	2002
Capital
Total capital ratio	4.98%	4.95%	4.77%	4.83%	4.61%	4.41%	4.03%
Leverage ratio	20.07%	20.22%	20.97%	20.72%	21.70%	22.67%	24.78%

Notes:

(1)	Investments also include interest-bearing deposits in banks, securities purchased under resale agreements, loans to other FHLBanks and federal funds sold.

(2)	Net interest margin is net interest income before loan loss provision as a percentage of average earning assets.

(3)	Total capital ratio is total GAAP capital as a percentage of total assets at period-end.

(4)	Through 1999, the Bank’s REFCORP obligation was charged directly to retained earnings. Beginning in 2000 as a result of the GLB Act, the Bank was required to pay 20% of net earnings to REFCORP, and is shown on the Statement of Operations.

(5)	The Bank implemented Financial Accounting Standard 133 “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001, requiring all derivative instruments be recorded on the balance sheet at their fair value.

(6)	Certain amounts have been reclassified in prior years to conform to current-year financial information.

XIII.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations relates to the six months ended June 30, 2002. It should be read in conjunction with the “Supplemental Information to Financial Statements” and “Financial Review” appearing in the Annual Report, which discuss the Bank’s financial condition and results of operations for the year ended December 31, 2001, and with the Bank’s financial statements and related notes appearing herein and incorporated by reference to the Annual Report.

Amounts used to calculate percentage variances from June 30, 2002, to the most recent year-end and comparable preceding interim period are based on numbers in the millions.

Accordingly, recalculations may not produce the same results when the relevant amounts are disclosed only in billions.

A.	Financial Trends

1.	Conditions in Financial Markets

During the first half of 2002, the financial markets continued to exhibit significant volatility as the U.S. economy began to recover from the terrorist attacks of September 11, which adversely affected the stock market, eroded consumer confidence and disrupted commerce. The stock market continued to be affected by reports of poor earnings, allegations of corporate malfeasance, lowered growth expectations by numerous industrial and service companies, and the announcement of substantial employee layoffs by many companies.

In response to economic conditions, the Federal Reserve Board, through its Federal Open Market Committee, cut the discount rate eleven times for a total of 475 basis points during 2001. As a result of lower interest rates, a significant volume of redemptions of callable Bank consolidated obligations were triggered, with those bonds being replaced by bonds with lower interest rates. As spreads narrowed, given the overall downward shift in interest rates, the Bank’s funding spreads have also compressed.

The continued low level of interest rates in the first half of 2002 has had a demonstrable impact on the Bank’s profitability, particularly because a majority of its investments are subject to prepayment or are of a short-term nature. The lower level of interest rates also affects the Bank directly through lower earnings on invested capital. Historically, approximately one-half of the Bank’s net interest income is attributable to earnings on invested member capital. As such, when the general level of interest rates rises or falls, the Bank’s net interest income will tend to rise and fall, albeit on a lagged basis commensurate with investment portfolio turnover. Inasmuch as net interest income is the primary earnings source for the Bank and, therefore, significantly affects the potential member dividend yield, the Bank’s stock dividend yield similarly tends to rise and fall with the general level of interest rates on a lagged basis.

2.	Statement of Condition

FAS133 requires that, beginning in 2001, the assets and liabilities hedged with derivative instruments designated and effective under fair-value hedging relationships be adjusted for changes in fair value even as other assets and liabilities continue to be carried on a historical cost basis. In discussing changes in the Statement of Condition for the first six months of 2002 compared to 2001, the FAS133 fair-value adjustment information for loans, investments and consolidated obligations has been included. The FAS133 basis adjustments for loans, investments and consolidated obligations are as follows:

Federal Home Loan Bank of Pittsburgh

FAS133 Basis Adjustments
($ in millions)

		At June 30,
	2002		2001
Loans at pre-FAS133 value	$27,228		$25,788
FAS133 basis adjustments	1,004		373

Loans at carrying value	$28,232		$26,161

Investments at pre-FAS133 value (1)	$15,959		$12,432
FAS133 basis adjustments	(2)		(3)

Investments at carrying value	$15,957		$12,429

Consolidated obligations at pre-FAS133 value	$41,182		$36,720
FAS133 basis adjustments	524		171

Consolidated obligations at carrying value	$41,706		$36,891

(1)	Investments also include interest-bearing deposits in banks, securities purchased under resale agreements, loans to other FHLBanks, and federal funds sold.

Loans totaled $28.2 billion at June 30, 2002. Loans decreased by 3.7% from December 31, 2001 and increased by 7.9% from June 30, 2001.

More than 69.5% of the loans outstanding at June 30, 2002, had a remaining maturity greater than one year compared with 67% at December 31, 2001, and 74.3% at June 30, 2001. Loan originations totaled $471 billion in the first six months of 2002, up 106.4% from originations of $228 billion during the first six months of 2001, reflecting higher demand by members for wholesale funding from the Bank.

The principal investments of the Bank are mortgage-backed securities, overnight and term federal funds sold, commercial paper, agency securities and U.S. government securities. At June 30, 2002, investments grew by $4.9 billion, or 44.2% from the year-end 2001 balance of $11.1 billion. Investments grew by $3.5 billion, or 28.4% from June 30, 2001. It has been the Bank’s general practice to utilize as much of its mortgage-backed securities regulatory investment authority as is practical and prudent given prevailing market conditions. The Finance Board’s Financial Management Policy (“FMP”) limits purchases of additional mortgage-backed security investments during periods when the existing portfolio of the Bank exceeds 300% of the Bank’s capital. Aggregate mortgage-backed security investments of $6.5 billion at June 30, 2002, were 339.2% of total Bank capital at that time. From time to time, the mortgage-backed securities percentage of capital may exceed 300%. For example, this can occur when member capital stock levels decline following paydowns of member loan balances; depending upon an individual member’s stock position, a loan paydown may prompt a proportionate reduction in that member’s required capital stock position. Although regulations prohibit the purchase of additional mortgage-backed securities during periods when the ratio exceeds 300%, there is no regulatory requirement that existing mortgage-backed securities within a FHLBank’s portfolio be sold during periods when the ratio exceeds this threshold. Mortgage-backed securities investments represented 284.9% and 325.6% of total Bank capital at December 31, 2001 and June 30, 2001, respectively. The Bank makes use of derivatives agreements to alter the cash flow characteristics of certain investment securities.

Federal funds sold were $2.8 billion (17.4% of total investments) at June 30, 2002, compared with $1.1 billion (10.2% of total investments) at year-end 2001 and $1.7 billion (13.6% of total investments) at June 30, 2001. The Bank typically uses federal funds as a part of its daily liquidity management program. In connection with liquidity management, which entails maintaining an ongoing presence in the federal funds market, the Bank’s federal funds position can and often does change significantly on a daily basis.

The Bank held commercial paper investments of $0.3 billion (1.6% of total investments) at June 30, 2002, compared with $0.2 billion (2.3% of total investments) at year-end 2001 and $0.4 billion (3.2% of total investments) at June 30, 2001. As part of the Bank’s short-term liquid asset portfolio, high-grade commercial paper investments are regarded as an additional source of liquidity and, as such, holdings can and often do change significantly over the short-term.

The Bank also invests in U.S. agency obligations, primarily callable and other structured debt issued by other Government Sponsored Enterprises (“GSEs”). U.S. agency obligations rose to $3.6 billion or 22.8% of total investments at June 30, 2002, up from $2.4 billion or 22.1% of total investments at year-end 2001 and $2.3 billion or 18.5% at June 30, 2001. Investments in such securities are readily marketable and therefore represent another source of liquidity. However, the Bank’s primary intent in positioning U.S. agency securities is to generate earnings sufficient to maintain targeted pricing on member loans and to produce a fair dividend return on member capital. All of the Bank’s investment portfolios, in conjunction with their related funding, are subject to the Bank’s market and credit risk limits.

Mortgage loans held increased to $2.6 billion at June 30, 2002 from $1.8 billion at December 31, 2001, and $2.0 billion at June 30, 2001. The increase in mortgage loans relates to an increase in the retained portion of the Bank’s loan production under the MPF Program, through which the

Bank purchases mortgages from its member financial institutions. Despite lower interest rates leading to homeowners’ refinancing their mortgage loans, new loan production outpaced the accelerated prepayment pace. For the first six months of 2002, repayments and prepayments were approximately $0.4 billion while retained originations were approximately $1.1 billion. The increase in retained MPF loans has been made in conjunction with an increase in the use of related funding and hedging transactions that permit the Bank to increase the aggregate portfolio in a manner consistent with the Bank’s current risk limits. As discussed in detail elsewhere, these risk limits are more conservative than those required under Finance Board regulation.

The principal funding source for Bank operations is consolidated obligations, which consist of consolidated bonds and consolidated discount notes. Member deposits and capital are also funding sources. Generally, consolidated discount notes have maturities up to 360 days, and consolidated bonds have maturities of one year or longer. Discount notes are a significant funding source for loans with short-term maturities or short repricing intervals, and for money-market investments. The Bank makes significant use of interest rate exchange agreements to alter the cash flows on consolidated obligations to better match its funding needs and to reduce its overall funding costs. Consolidated obligations outstanding increased 9.0% between June 30, 2002, and year-end 2001, rising to $41.7 billion at June 30, 2002. Consolidated obligations outstanding increased 13.1% between June 30, 2002, and June 30, 2001. Consolidated discount notes outstanding increased 3.2% from December 31, 2001, and 8.5% from June 30, 2001, reaching $11.4 billion at June 30, 2002. Consolidated bonds outstanding increased by 11.3% from December 31, 2001, and 14.9% from June 30, 2001, to a balance of $30.3 billion at June 30, 2002. For each period cited, the growth in discount notes and consolidated obligations largely mirrored the growth in the Bank’s total assets. Changes in the funding portfolio mix between discount notes and consolidated obligations primarily reflect changes in asset portfolio mix, i.e., between shorter-term and longer-term maturities and repricing. From time to time, the Bank will also adjust its funding mix between discount notes and longer-term consolidated obligations in response to market conditions in order to prudently minimize aggregate funding costs, subject to its liquidity management policies.

The Bank’s total capital decreased by $0.06 billion or 2.8% between December 31, 2001, and June 30, 2002, and increased by $0.1 billion or 5.3% from June 30, 2001, to June 30, 2002, due to commensurate decreases and increases in loans, partially offset by the application of previously retained earnings to absorb temporary earnings volatility resulting from FAS133. Over the same periods, total assets grew, causing the Bank’s capital-to-asset ratio to decrease to 4.0% at June 30, 2002, from 4.6% at year-end 2001 and 4.4% at June 30, 2001.

The Bank’s leverage limit is based on the average monthly ratio of assets to capital. A FHLBank’s assets are generally limited to no more than 21 times its capital. Nevertheless, a FHLBank whose non-mortgage assets, after deducting deposits and capital, does not exceed a monthly average of eleven percent of its monthly average assets is permitted under regulation to maintain total average monthly assets in an amount not greater than 25 times its monthly average capital. During June 2002, the Bank’s asset-based leverage averaged 23.2 to 1 for the month. The Bank met the Finance Board regulatory leverage requirements during June 2002. The Bank’s asset-based leverage averaged 21.6 to 1 during the month of December 2001 and averaged 21.4 to 1 during the month of June 2001.

After the Effective Date, the Bank shall be subject to a three-part capitalization requirement which includes total capital, leverage capital, and risk-based capital, as described in detail above.

3.	Debt Financing Activity

Increases in deposits and borrowings of $0.8 billion or 46.8% and consolidated obligations outstanding of $3.4 billion or 9.0% from December 31, 2001, financed most of the increase in Bank assets through June 30, 2002. Increases in Bank assets from June 30, 2001, were financed primarily by the increase in consolidated obligations of $4.8 billion or 13.1% from June 30, 2001 to June 30, 2002. Bonds comprised 72.6% of consolidated obligations outstanding at June 30, 2002, with the remainder being discount notes.

Federal Home Loan Bank of Pittsburgh

Composition of Consolidated Bonds Outstanding
(Par amounts in billions )

	June 30, 2002	December 31, 2001
Fixed-rate, non-callable	$10.2	$9.2
Fixed-rate, callable	14.6	14.2
Single-index floating rate	1.0	.9
Zero-coupon, non-callable	.1	.1
Zero-coupon, callable	7.6	7.6
Other	2.3	1.0

Total	$35.8	$33.0

The decision to issue a bond using a particular structure is based upon the funding level to be achieved and the ability of the Bank to hedge the associated interest rate risks. The issuance of a bond with an associated interest rate exchange agreement, which effectively converts the bond into a simple fixed- or floating-rate bond, usually results in a funding vehicle with a lower cost than the Bank could otherwise achieve. The continued attractiveness of such debt depends on price relationships in both the bond and interest rate exchange markets. If conditions in these markets change, then the Bank may alter the types or terms of the bonds it seeks to issue.

Discount notes are also a significant funding source for the Bank. The Bank uses discount notes primarily to fund short-term loans and money market investments. Discount notes comprised 27.4% of outstanding consolidated obligations at June 30, 2002. The Bank actively manages its funding mix. Other FHLBanks and GSEs are also active in the agency debt market. Factors which affect the Bank’s targeted funding mix include asset portfolio changes, liquidity management considerations, and both current and anticipated market conditions for agency debt issuance.

Federal Home Loan Bank of Pittsburgh

Average Consolidated Obligations Outstanding
($ in billions)

		At
		June 30,
	2002		2001
Discount notes	$10.0		$4.5
Bonds	29.0		32.2

Total consolidated obligations	$39.0		$36.7

B.	Results of Operations

1.	Net Income and Net Interest Income

During any reporting period, the Bank’s net income is typically most significantly affected by changes in net interest income earned. For the first six months of 2002, the decrease in net interest income was $46.3 million, a 41.0% decrease from the same period in 2001. The decrease is largely attributable to the effects of lower market interest rates and the continuing effects of FAS133-related adjustments.

As covered in detail in the Bank’s 2001 Annual Report, FAS133 was adopted on January 1, 2001. For the six months ended June 30, 2002, the Bank recorded net losses on derivatives and hedging activities of $25.9 million and net unrealized losses on securities held at fair value of $7.8 million. For the same period during 2001, the Bank recorded net losses on derivatives and hedging activities of $1.0 million, net unrealized gains on securities held at fair value of $10.0 million, and a $9.0 million decrease to net income as the cumulative effect of change in accounting principle. Under FAS133, all derivatives are recorded at fair value and the Bank is required to recognize unrealized losses or gains on derivative positions regardless of whether offsetting gains or losses on the underlying assets or liabilities being hedged are permitted to be recognized in a symmetrical manner. Therefore, FAS133 introduces the potential for considerable timing differences between income recognition from assets or liabilities and the income effects of hedge instruments entered into to mitigate interest rate risk and cash-flow variability. Because the Bank manages its derivatives position with primary emphasis on economic cost-effectiveness as opposed to symmetrical accounting result, the adoption of FAS133 has led to volatility in the Bank’s reported earnings due to changes in market prices and interest rates.

The following table presents average balances and yields of major earning asset categories and the sources funding those earning assets. It also presents spreads between yields on total earning assets and the cost of interest-bearing liabilities and spreads between yields on total earning assets and the cost of total funding sources (i.e., interest-bearing liabilities plus capital plus other interest-free liabilities funding earning assets). The primary source of the Bank’s earnings is net interest income, which is the interest earned on loans, mortgages, investments and capital less interest paid on consolidated obligations, deposits, and other borrowings. The spread earned on total interest-bearing liabilities during the first half of 2002 decreased as compared to the first half of 2001 which primarily reflects the effect of narrower spreads earned on reinvested principal on investment and mortgage-related assets that have been called or prepaid. The spread earned on total funding sources (net interest margin) during the first half of 2002 decreased as compared to the first half of 2001 which reflects both the narrower spread on interest-bearing liabilities noted above, and also the sharp decline in market interest rates. Lower market interest rates serve to reduce the yields earned on non-interest-bearing funding sources, primarily invested capital.

Federal Home Loan Bank of Pittsburgh

Spread and Yield Analysis
($ in millions)

	For the six months
	ended June 30,
	2002 Average		2001 Average
	Balance	Yield	Balance	Yield
Earning assets:
Loans	$29,241	2.14%	$26,214	5.47%
Mortgage loans	2,021	5.80	1,946	7.03
Investments	12,615	3.83	12,013	6.22

Total earning assets	$43,877	2.79%	$40,173	5.77%

Funded by:
Consolidated obligations	$39,051	2.69%	$36,746	5.49%
Interest-bearing deposits and other borrowings	2,666	1.58	1,615	4.52

Total interest-bearing liabilities	41,717	2.61%	38,361	5.45%

Capital and other non-interest-bearing funds	2,964		2,879

Total funding	$44,681		$41,240

Spread on:
Total interest-bearing liabilities		.18%		.32%
Total funding (net interest margin)		.31%		.57%

A significant portion of the Bank’s net interest income results from earnings on assets funded by non-interest-bearing capital. Average total capital for the six months ended June 30, 2002, was $2,024.5 million, which was $45.4 million or 2.3% greater than average total capital of $1,979.1 million for the six months ended June 30, 2001. Growth in loan levels contributed to the increase in average total capital.

Changes in both the volume/mix of and the interest rates earned or paid on financial instruments influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense in the first six months of 2002 and 2001. Changes in interest income and interest expense not directly identifiable as either volume-related or rate-related have been allocated to the volume and rate categories based upon the proportion of the absolute value of the volume and rate changes.

Federal Home Loan Bank of Pittsburgh

Rate and Volume Analysis
($ in millions)

	For the six months
	ended June 30,
	2002 vs. 2001
	Increase (Decrease) Due to
	Volume/Mix	Rate	Total
Interest Income:
Loans	$82	$(483)	$(401)
Mortgage loans	2	(12)	(10)
Investments	18	(149)	(131)

Total interest income	102	(644)	(542)

Interest Expense:
Consolidated obligations	35	(516)	(481)
Deposits and other borrowings	26	(41)	(15)

Total interest expense	61	(557)	(496)

Changes in net interest income	$41	$(87)	$(46)

As seen above, net interest income was $46 million lower during the first six months of 2002 as compared to the comparable period of 2001. This is largely attributable to the adverse rate effect, reflecting a contraction in the Bank’s spread earned on its total funding base. Lower market interest rates serve to reduce the yield on assets. A portion of the Bank’s funding base is non-interest bearing, primarily member capital. Therefore, when the Bank’s aggregate asset yield increases, this has the effect of widening the Bank’s effective net interest spread and, alternatively, during periods of declining market rates and lower asset yields, the Bank’s effective net interest spread will contract. During 2002, the Bank’s asset yields were considerably lower, reflecting lower market interest rates. As seen above, this served to reduce the Bank’s net interest income by approximately $87 million during the first six months of 2002 as compared to the same period of 2001.

The average size of the Bank’s earning asset base increased during the first six months of 2002 as compared to the comparable period of 2001. Apart from changes in rates, the Bank’s net interest income will tend to increase or decrease proportionately with changes in asset levels. As seen above, net interest income increased by $41 million as a result of a larger average earning asset base during the first six months of 2002 as compared to the same period of 2001. This effect partially offset the contraction in net interest income associated with narrower spreads cited above.

2.	Operating Expenses

The following table presents operating expenses for the six months ended June 30, 2002 and 2001:

Federal Home Loan Bank of Pittsburgh

Operating Expenses
($ in thousands)

	For the six
	months ended		Percentage
	June 30,		Increase/
	2002	2001	(Decrease)
Salaries and employee benefits	$9,013	$10,746	(16.1)
Occupancy cost	1,099	1,408	(21.9)
Other	7,145	10,583	(32.5)

Total operating expenses	$17,257	$22,737	(24.1)

Total Bank operating expenses for the first six months of 2002 were $17.3 million, which is $5.5 million or 24.1% below total operating expenses for the first six months in 2001. The decrease in salaries and benefits and other operating costs in the first six months of 2002 reflects the sale of the Bank’s item-processing business operation to Fiserv, Inc., as discussed in the Bank’s 2001 Annual Report. The reduction in Other Expenses relates primarily to the elimination of third party contract service costs associated with the item-processing business. Operating expenses as a percent of average assets on an annualized basis were 7.8 basis points and 11.1 basis points for the first six months of 2002 and 2001, respectively.

3.	Finance Board and Office of Finance Expenses

The Bank is assessed a proportionate share of the costs of operating the Finance Board and the Office of Finance. The Bank’s share of these expenses totaled $1.4 million for the first six months in 2002, an increase of 16.0% from $1.2 million for the same period in 2001. The Bank has no direct control over the amount of these assessments.

4.	Affordable Housing Program

The Bank’s AHP contribution for the first six months in 2002 was $2.1 million, 74.1% less than the $7.9 million AHP contribution for the first six months in 2001. The base AHP assessment is 10% of net income after the required payment to REFCORP. Therefore, the base AHP assessment will generally increase or decrease proportionately with the level of Bank income.

C.	REFCORP Payment

Each FHLBank must pay 20% of its net earnings (after its AHP contribution) to REFCORP to support the payment of part of the interest on the bonds issued by REFCORP. The Bank’s REFCORP assessment was $4.6 million for the first half of 2002 compared to a $17.8 million assessment for the same period in year 2001 commensurate with lower net income.

D.	Risk Management

The fundamental business of the Bank is to provide member institutions and housing associates with loans and other credit products in a wide range of maturities and terms to meet their funding needs, particularly as they relate to housing finance assets. The principal sources of funds for these activities are consolidated obligations and, to a lesser extent, capital and deposits from members. Lending and investing funds, and engaging in interest rate exchange agreements, have the potential for exposing the Bank to a number of risks, including credit and interest rate risk. The Bank is also subject to operational risk. To control these risks, the Bank has established policies and practices to evaluate and manage its credit, business, operating and interest rate risk positions. The Finance Board has established regulations governing the risk management practices of the FHLBanks. In connection with these regulations, the Bank must file periodic compliance reports with the Finance Board. The Finance Board conducts annual on-site examinations of each FHLBank and the Office of Finance, and also performs off-site analyses.

The Bank does not own any special purpose entities nor use any other type of off-balance-sheet conduit. All derivatives are recorded on the balance sheet at fair value. The Finance Board’s investment regulations prohibit the speculative use of derivatives agreements. The Bank does not trade derivatives for short-term profit.

1.	Liquidity

The Bank is required to maintain liquidity in accordance with regulations and with policies established by its Board of Directors. The Bank needs liquidity to satisfy member demand for short- and long-term funds, repay maturing consolidated obligations, and meet other obligations. In their asset/liability management planning, members may look to the Bank to provide standby liquidity. The Bank seeks to be in a position to meet its customers’ credit and liquidity needs without maintaining excessive holdings of low-yielding liquid investments or being forced to incur unnecessarily high borrowing costs. The Bank’s primary sources of liquidity are short-term investments and the ability to issue new consolidated obligation bonds and discount notes. Other short-term borrowings, such as federal funds purchased, securities sold under agreements to repurchase, and loans from other FHLBanks, also provide liquidity. The Bank maintains a contingency liquidity plan designed to enable it to meet its obligations and the liquidity needs of members in the event of operational disruptions at the Bank, the Office of Finance, or broader capital market disruptions.

2.	Managing Interest Rate Risk

Interest rate risk is the risk that relative and absolute changes in interest rates may adversely affect an institution’s financial condition. The goal of an interest rate risk management strategy is not necessarily to eliminate interest rate risk but to manage it by setting appropriate limits. The current general approach of the Bank toward managing interest rate risk is to acquire and maintain a portfolio of assets and liabilities, which, together with their associated interest rate exchange agreements, limit the expected duration mismatch. The Bank manages interest rate risk in several different ways, as discussed below.

Under the terms of the Finance Board’s resolution approving the Bank’s Capital Plan, on the Effective Date, the Bank shall no longer be subject to the FMP duration limits. After the Effective Date, in addition to maintaining its compliance with the risk-based capital requirement, the Bank anticipates that it will manage its interest rate risk within duration and/or market value of equity limits established by the Bank. At the time of conversion, the Bank intends to continue to operate within the same duration limits set forth in its policies that were in effect immediately prior to the Effective Date; however, the Bank may adjust these limits at some point in the future and/or change to a risk limit model other than duration of equity.

Early repayment of certain financial instruments held by the Bank can introduce interest rate risk. When a member repays a loan, the Bank could suffer lower future income if the principal portion of the repaid loan were reinvested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, the Bank generally charges a fee to preserve the economics of the original loan transaction. When the Bank offers loans (other than short-term loans) with embedded options that a member may prepay without a fee, it typically finances such loans with callable debt or otherwise hedges this option.

The Bank holds mortgage-related investments, including mortgage loans, mortgage-backed securities, and agency obligations. The prepayment options embedded in mortgages can result in extensions or contractions in the expected maturities of these investments, depending on changes in interest rates. The FMP establishes limits on this source of interest rate risk by restricting the amount and types of mortgage-backed securities a FHLBank may own. The amount of mortgage-backed securities the Bank can own is limited to 300% of its capital stock on the trade date of the purchase. In addition, the Bank is limited to those mortgage-backed securities with limited potential average life changes under certain specified interest rate shock scenarios. The Bank may hedge against contraction risk by funding some of its holdings of mortgage-related investments with consolidated obligations that contain call features. In addition, the Bank may use caps, floors, and other interest rate exchange agreements to manage the extension and contraction variability of mortgage-related investments. The Bank may also use interest rate exchange agreements to transform the characteristics of investment securities other than mortgage-backed securities.

3.	Derivatives and Hedging Activities

(a)	General

The Bank enters into interest rate swaps, swaptions, interest rate cap and floor agreements, calls, puts and forward contracts (generally, derivatives agreements) to manage its exposure to changes in interest rates. It may adjust the effective maturity, repricing frequency or option characteristics of financial instruments to achieve risk-management objectives. The Bank uses derivatives agreements in three ways: (1) as fair-value or cash-flow hedges of specific underlying financial instruments or forecasted transactions; (2) as offsetting structures between members and counterparties, in which the Bank acts as an intermediary; or (3) as a management tool for overall Bank-wide asset-liability management. For example, the Bank uses derivatives agreements in its overall interest rate risk management to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of assets (loans, investments and mortgage-related investments), and/or to adjust the interest rate sensitivity of loans, investments or mortgage-related investments to approximate more closely the interest rate sensitivity of liabilities. In addition to using derivatives agreements to manage mismatches of interest rates between assets and liabilities, the Bank also uses derivatives agreements to manage embedded options in assets and liabilities, to hedge the market value of existing assets and liabilities and anticipated transactions, to hedge the duration risk of prepayable instruments and to reduce funding costs.

(b)	Consolidated Obligations

The Bank manages the risk arising from changing market prices and volatility of a consolidated obligation by matching the interest received on the derivatives agreement with the interest paid on the consolidated obligation. In addition, the Bank requires collateral agreements on most interest rate exchange agreements. While consolidated obligations are the joint-and-several obligations of all twelve of the FHLBanks, each FHLBank serves as an individual counterparty in connection with those derivatives agreements associated with specific debt issues on which it is primarily liable.

(c)	Loans

When issuing convertible loans, the Bank has purchased from the member one or more put options that enable the Bank to convert a loan from fixed rate to floating rate were interest rates to increase or, alternatively, to terminate the loan and, upon request of the member, extend replacement loans on new terms. The Bank may fund a convertible loan by using short-term floating-rate funds and entering into a cancelable derivatives agreement whereby the Bank pays a fixed rate and receives a variable rate. In this type of hedge, the fixed interest paid on the derivatives agreement mirrors in timing and amount the interest received on the loan. If interest rates rise, the swap counterparty can cancel the derivatives agreement on the call date, and the Bank can convert the loan to a floating-rate obligation.

Prepayments of certain financial instruments held by the Bank can also introduce interest rate risk. When a member prepays a loan, the Bank could suffer lower future income were the principal portion of the prepaid loan reinvested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, the Bank generally charges a prepayment fee that results in it being financially indifferent to a borrower’s decision regarding prepaying a loan. When the Bank offers loans (other than short-term loans) that a member may prepay without a prepayment fee, the Bank usually finances such loans with callable debt or otherwise hedges the related prepayment option.

(d)	Mortgage-related Assets

The Bank invests in mortgage-backed securities and mortgage loans originated through its member mortgage asset program. The prepayment options embedded in mortgage-related assets can result in extensions or contractions in the expected maturities of these assets, depending upon subsequent changes in market interest rates. The Bank may manage against contraction risk by funding some mortgage-related assets with consolidated obligations that have call features. In addition, the Bank may use derivatives agreements, including interest rate caps and floors, to manage the extension and contraction variability of mortgage-related assets. Net income could be reduced were the Bank to replace the mortgage-related assets with lower-yielding assets and were the Bank’s higher funding costs to remain unchanged.

The Bank manages the interest rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. The Bank issues both callable and non-callable debt to achieve cash-flow patterns and liability durations similar to those expected on the mortgage loans. The Bank also uses derivatives to approximate the expected prepayment characteristics of the mortgages. Interest rate swaps, to the extent the payments on the mortgages result in simultaneous reduction of the notional amount on the swaps, may receive fair-value hedge accounting under which changes in the fair value of the swaps and changes in the fair value of the mortgages that are attributable to the hedged risk, are recorded in current-period earnings. A portfolio of interest rate swaps and various options, including futures, may be used to hedge pools of mortgage loans with similar asset characteristics, such as loan type and coupon tranche, in a fair-value hedge relationship. Options may also be used to hedge prepayment risk on the mortgages, many of which are not identified as to specific mortgages and, therefore, do not receive fair-value or cash-flow hedge accounting treatment. Changes in the fair value of derivatives are recognized in current period earnings. The Bank also purchases interest rate caps and floors, swaptions, callable swaps, calls and puts to minimize the prepayment risk embedded in its mortgage-related assets. Although these derivatives are valid economic hedges against the prepayment risk of the loans, they are not specifically linked to individual loans and, therefore, do not receive either fair-value or cash-flow hedge accounting.

(e)	Investments

The Bank invests in U.S. agency securities, mortgage-backed securities and the taxable portion of state or local housing finance agency securities. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. The Bank may manage its prepayment and duration risk by funding investment securities with consolidated obligations that contain call features. The Bank may also manage the risk arising from changing market prices and volatility of investment securities by matching the cash outflow on the interest rate exchange agreements with the cash inflow on the investment securities. Certain derivatives currently associated with investment securities are designated as economic hedges with the changes in fair values of the derivatives being recorded in current earnings. The hedged investment securities are classified as securities held at fair value.

(f)	Anticipated Debt Issuance

The Bank periodically enters into swaps on the anticipated issuance of debt to “lock in” the cost of funding. The swap is terminated upon issuance of the debt instrument, and amounts reported in accumulated other comprehensive income are then reclassified as earnings in the periods in which earnings are affected by the variability of the cash flows of the debt that was issued.

(g)	Intermediation

To meet the hedging needs of its members, the Bank enters into offsetting derivatives agreements, acting as an intermediary between members and other counterparties. This intermediation allows smaller members indirect access to the swap market. The derivatives used in intermediary activities do not receive FAS133 hedge accounting and are separately marked-to-market through earnings. The net result of the accounting for these derivatives does not significantly affect the operating results of the Bank.

(h)	Derivative Notional Amount

At June 30, 2002, the Bank had $52.2 billion total notional amount of interest rate exchange agreements outstanding compared with $51.7 billion at December 31, 2001 and $48.4 billion at June 30, 2001. The notional amount serves as a factor in determining periodic interest payments or cash flows received and paid, and does not represent actual amounts exchanged or the Bank’s exposure to credit and market risk. The amount potentially subject to credit loss is considerably less. Notional values are not meaningful measures of the risks associated with derivatives. The risk of derivatives can be measured meaningfully only on a portfolio basis, taking into account a number of factors including the terms of the derivatives, the items being hedged, overall exposures to a particular counterparty, and any offsets between them. The Bank adopted FAS133 on January 1, 2001. FAS133 requires that all derivative instruments be recorded on the Statement of Condition at their fair values. At June 30, 2002, the Bank had derivative assets of $175.7 million and derivative liabilities of $651.7 million. At December 31 and June 30, 2001, the Bank had derivative assets of $94.2 million and $140.7 million, and derivative liabilities of $537.9 million and $202.3 million, respectively.

(i)	Derivative Credit Risk Exposure

In addition to market risk, the Bank is subject to credit risk, because of the risk of potential non-performance by counterparties to the derivatives agreements, as well as to operational risks. The degree of counterparty credit risk on derivatives depends on the extent to which netting is used to mitigate the risk. The Bank manages counterparty credit risk through credit analysis, collateral management and other credit enhancements, and by following the requirements set forth by Finance Board regulations. The Bank requires collateral agreements on derivatives agreements, and establishes maximum net unsecured credit exposure amounts that may exist before collateral delivery requirements are triggered based upon each individual counterparty’s rating. For example, a counterparty must deliver collateral to the Bank if the total market value of the Bank’s exposure to that counterparty rises above a specific trigger point. As a result of these risk mitigation procedures, management does not anticipate any material credit losses on its derivatives agreements.

The contractual or notional amount of interest rate exchange agreements reflects the involvement of the Bank in the various classes of financial instruments. The notional amount of interest rate exchange agreements does not measure the credit risk exposure of the Bank. The maximum credit exposure of the Bank is considerably less than the notional amount. The maximum credit risk is the estimated cost of replacing favorable interest rate swaps, forward agreements, and purchased caps and floors were the counterparty to default, and the related collateral, if any, were to be of no value to the Bank.

At June 30, 2002, the Bank’s maximum credit risk, as defined above, was approximately $175.7 million. In determining maximum credit risk, the Bank considers accrued interest receivables and payables, and the legal right to offset assets and liabilities by individual counterparty. The Bank’s exposure, net of collateral, was approximately $115.1 million at June 30, 2002.

(j)	Counterparty Ratings

The Bank has 27 counterparties, which make up 99.7% of the total notional amount of derivatives agreements outstanding at June, 2002 of $52.2 billion, including intermediary derivative notional amounts of $172.8 million used for members. Most are derivative dealers and major domestic and international banks, some of which may be affiliated with underwriters of consolidated obligations and members. Most of the counterparties are rated AA/Aa or higher. Of the $52.0 billion notional amount of derivatives agreements outstanding at June 30, 2002, with the 27 counterparties, 64.7% is with 20 counterparties rated AA or higher and 35.3% is with seven counterparties rated A.

(k)	Foreign Currencies

From time to time, the Bank has issued consolidated obligations denominated in currencies other than U.S. dollars and used forward exchange contracts to hedge currency risk. These contracts were agreements to exchange different currencies at specified future dates and at specified rates. The use of these contracts effectively simulated the conversion of these consolidated obligations denominated in foreign currencies to the financial equivalent of debt denominated in U.S. dollars. At June 30, 2002, the Bank had no outstanding consolidated obligations denominated in foreign currencies.

(l)	Quantitative Disclosure about Market Risk

Duration is the primary means used by the Bank to measure its exposure to changes in interest rates. Duration is the weighted average maturity (typically measured in months or years) of an instrument’s cash flows, weighted by the present value of those cash flows. Duration measures the time required to recapture an investment, reinvesting repaid principal. As duration lengthens, the risk increases. Duration is also a measure of price volatility. The value of an instrument with a duration of five years will change by approximately 5% with a one-percentage-point change in interest rates.

Duration of equity is the market value-weighted duration of assets minus the market value-weighted duration of liabilities divided by the market value of equity. The FMP has required that each FHLBank’s duration of equity (at current interest rate levels using the consolidated obligation cost curve or an appropriate discounting methodology) be maintained within a range of +/-5 years. Each FHLBank must also maintain its duration of equity, under an assumed instantaneous +/-200 basis points parallel shift in interest rates, within a range of +/-7 years.

The Bank has an internal modeling system for measuring duration of equity. The table below reflects the results of the Bank’s own measurement of its exposure to interest rate risk in accordance with Finance Board regulations.

Federal Home Loan Bank of Pittsburgh

Duration of Equity
(In years)

June 30, 2002			December 31, 2001			June 30, 2001
Up	Base	Down	Up	Base	Down	Up	Base	Down
4.5	1.2	(2.9)	1.6	0.3	(3.6)	4.1	2.2	(3.9)

Up = +200 basis points. Down = — 200 basis points.

In addition to the regulatory duration limits, the Bank’s Board of Directors has adopted a set of asset/liability management policies which include limitations on the sensitivity of market value of equity, minimum retained earnings and additional duration limits which have been more stringent than those permitted under regulation. After the Effective Date, the Finance Board’s FMP duration limits shall no longer apply to the Bank. However, the Bank anticipates that it will continue to manage its interest rate risk within either duration and/or other market value of equity limits as established by the Bank.

Beginning on the Effective Date, the Bank shall become subject to a new risk-based capital regulatory framework. This framework requires each FHLBank to maintain sufficient permanent capital to meet its combined credit risk, market risk, and operations risk (see “Risk-Based Capital Requirement” under the “CAPITAL REQUIREMENTS” section). The market risk component of the overall risk-based capital framework is designed on a “stress test” approach, using 99% confidence. Simulations of several hundred historical market interest rate scenarios dating back over the past 24 years are generated and, under each scenario, the hypothetical adverse effects on the Bank’s current market value of equity is determined. The hypothetical adverse effect associated with each historical scenario is calculated by simulating the effect of each set of market conditions upon the Bank’s current risk position, which reflects the Bank’s current actual assets, liabilities, derivatives and off-balance-sheet commitment positions as of the measurement date. From the complete set of resulting simulated scenarios, the most severe deterioration in market value of equity is identified as that scenario associated with a probability of occurrence of not more than one percent (i.e., 99% confidence limit).

The hypothetical deterioration in market value of equity derived under the methodology described above represents the market value risk component of the Bank’s regulatory risk-based capital requirement which, in conjunction with credit risk and operations risk components, determines the Bank’s overall risk-based capital requirement. The market risk modeling is performed by the Bank. However, the Bank’s modeling approach and underlying assumptions are subject to Finance Board review and approval, both prior to implementation and on an ongoing basis thereafter.

Since the Finance Board passed its new capital regulations, the Bank has been developing and testing the market risk model expected to be used to conduct the risk-based capital calculation. Based on these tests, management believes that the Bank would have had sufficient capital to meet the new regulatory risk-based capital requirements had the new requirements already been in effect.

After the Effective Date, in addition to maintaining its compliance with the risk-based capital requirement, the Bank anticipates that it will continue to manage its interest rate risk within either duration and/or other market value of equity limits established by the Bank.

4.	Managing Credit Risk

Credit risk is the risk of loss due to default. The Bank protects against credit risk on loans through collateralization of all loans. In addition, the Bank can call for additional or substitute collateral during the life of a loan to protect its security interest. The Bank has never experienced a credit loss on a loan extended to a member.

While the Bank faces minimal credit risk on loans, it is subject to credit risk on some investments and on derivatives agreements. The Bank follows regulations established by the Finance Board and policies of its Board of Directors on unsecured extensions of credit. Finance Board regulations limit the amounts and terms of unsecured credit exposure a FHLBank may have to an individual counterparty other than to the U.S. government. Unsecured credit exposure to individual counterparties is limited by the credit quality and capital level of the counterparty and by the capital level of the FHLBank. (See “Regulatory Developments – Unsecured Credit Limits.”)

At June 30, 2002, the Bank’s unsecured credit exposure to counterparties other than the U.S. government or U.S. government agencies and instrumentalities was $4.3 billion, much of which consisted of federal funds sold and commercial paper. This represented a $2.1 billion increase from the $2.2 billion in unsecured credit exposure to such counterparties at December 31, 2001. The increase is commensurate with the increase in the Bank’s investment portfolio. About 64.6% of this exposure at June 30,

2002 had an overnight maturity, 16.9% had a maturity from two to 30 days, 15.4% had a maturity from 31 to 90 days, and the remainder had a maturity less than 271 days.

At June 30, 2002, the Bank had federal funds sold of $2.8 billion. At the same date, the Bank held $.2 billion of commercial paper.

5.	Mortgage Loans

The Bank began offering its members a residential mortgage loan product, the MPF Program, in 1999. Participating members provide a measure of credit loss protection to the Bank on loans generated through the program, for which they receive a credit enhancement fee. This financial partnership yields a high-credit-quality investment opportunity for the Bank and superior wholesale market loan pricing for members. The success of this program further promotes housing finance in the Bank’s region, to the benefit of both members and their customers. At June 30, 2002, the Bank’s total number of participating member institutions was 23 with $4.9 billion in gross MPF loan production through the first half of 2002.

At the time it originally joined the MPF Program, the Bank entered into an agreement with the FHLBank of Chicago under which loans originated by participating Bank members could be directed to the Chicago Bank for inclusion in its portfolio. Such redirection does not affect the terms available to the Bank’s participating members. Through such redirection, the Bank’s outstanding mortgage loan portfolio balance has been maintained at a considerably lower level than its gross production volume. Having directed a significant portion of its production to the Chicago Bank, at June 30, 2002, the Bank’s MPF balance stood at $2.6 billion. The Bank believes that future prospects for mortgage programs established in partnership with member institutions remain attractive and continues to explore ways to ensure the long-term viability of such product offerings. The Bank anticipates continuing to increase the amount of MPF assets it holds on its balance sheet.

Under the MPF Program, the Bank acquires mortgage assets from or through members, and the members continue to bear a significant portion of the credit risk. These assets may have more credit risk than traditional Bank loans made directly to member institutions, even though the member provides credit enhancement. The Bank has established what it regards as an appropriate loan loss allowance given the credit risk exposure inherent in its retained loan portfolio. Neither the member credit enhancements nor the mortgage loans produced under the MPF Program are rated by an independent credit rating organization. Under the new capital requirements, the Bank must hold risk-based capital against such acquired member assets or pools of such assets that have an implied credit rating lower than double-A.

The acquired member asset rule of the Finance Board specifies that assets must be whole loans eligible to secure member loans (excluding mortgages above the conforming loan limit), whole loans secured by manufactured housing, or state and local housing finance agency bonds. In addition, the rule mandates a member or housing associate nexus. Under current regulations, pools of acquired member assets must have a credit-risk-sharing arrangement with a member, housing associate, or third-party mortgage insurance that limits the Bank’s credit risk exposure to no less than investment grade, as determined by a formal rating or a comparable methodology.

6.	Operational Risk

Operational risk is the risk of potential loss due to human error, systems malfunctions, man-made or natural disasters, fraud, or circumvention or failure of internal controls. The Bank has established comprehensive financial and operating policies and procedures and appropriate insurance coverage to mitigate the likelihood of, and potential losses from, such occurrences. The Bank’s policies and procedures include controls to ensure that system-generated data are reconciled to source documentation on a regular basis. The Bank’s internal audit department, which reports directly to the audit committee of the Bank’s Board of Directors, regularly monitors compliance with established polices and procedures. In addition, the Bank has a business continuity plan designed to restore critical business processes and systems in the event of a disaster. However, some of the operational risks are beyond the control of the Bank, and the failure of other parties to address adequately their operational risk could adversely affect the Bank.

The Bank has adopted a risk management policy, which the Bank’s Board of Directors must review on an annual basis and re-adopt every three years. The risk management policy provides the scope of risks, outlines the internal control environment, establishes the risk and control assessment process, specifies oversight, and defines director, management and committee oversight and internal audit responsibilities with regard to risk.

Management conducts an annual risk assessment, which is reasonably designed to identify and evaluate all material risks, including both quantitative and qualitative aspects, that could adversely affect its objectives. The audit committee of the Board of Directors of the Bank reviews the results of the annual risk assessment.

A strong environment of risk control requires active and engaged participation of the entire management team and Board of Directors. Business unit management is responsible for identifying, managing and controlling risk that the Bank assumes in the course of ordinary business. The Board of Directors is actively engaged in reviewing management’s efforts to control risk.

E.	Regulatory Developments

1.	Unsecured Credit Limits

The Finance Board’s final rule governing the amount of unsecured credit that a FHLBank can extend to a particular counterparty became effective March 27, 2002. The rule requires a FHLBank to base its credit limit on the long-term credit rating of the counterparty, codifies the amount of unsecured credit that may be extended to a GSE at the level allowed under the FMP, adjusts the limits for sales of overnight federal funds and limits for unsecured credit extended to groups of affiliated counterparties, addresses how unsecured credit limits should be applied to certain housing finance agency bonds, and clarifies how a FHLBank should calculate its credit exposures from on- and off-balance-sheet items and derivative contracts.

2.	Multiple-Membership Petitions

The Finance Board published a solicitation of comments on the implications for the FHLBanks raised by structural changes occurring in their membership. The solicitation was prompted by the submission of several petitions requesting that the Finance Board permit a single depository institution to become a member of two FHLBanks concurrently. On January 22, 2002, the Finance Board announced that it intends to defer action on multi-district membership petitions until it decides on a course of action to address broader membership issues.

3.	Non-mortgage Assets Redefinition

On May 21, 2002, the Finance Board published its final rule amending its regulation of FHLBank consolidated obligations in order to redefine the term “non-mortgage assets” as used in the provision on FHLBank leverage limits. The amendment allows a FHLBank to more easily maintain its assets-to-capital ratio. The final rule became effective June 20, 2002.

F.	Capital Adequacy

The Bank Act prescribes minimum member capital stock requirements and, under Finance Board regulation, the Bank is subject to a leverage limit. At June 30,

2002, 96.8% of the Bank’s capital was capital stock. Under Finance Board regulatory guidance, capital adequacy is measured on a monthly average basis as opposed to a single-day basis. During June 2002, the Bank’s aggregate capital-to-asset ratio averaged 4.3%. During the months of December 2001 and June 2001, the Bank’s average monthly capital-to-asset ratio was 4.6% and 4.7%, respectively. At June 30, 2002, the Bank had an aggregate capital-to-asset ratio of 4.0%. This compares with a capital-to-asset ratio of 4.6% at December 31, 2001, and 4.4% at June 30, 2001. Upon the Effective Date, the Bank will be subject to the following capital requirements and the Bank expects that it will meet these capital requirements.

Regulatory Requirements
Total Capital	4.0% of total assets
Leverage Capital	5.0% of total assets
Permanent Capital	Expressed as a dollar amount of capital required to satisfy the credit, market, and operating risks calculated using a Finance Board-approved risk-based capital model (see “Quantitative Disclosure about Market Risk” at page 67).

G.	Transactions with Related Parties

The Bank is a cooperative. The members own all the stock of the Bank, the majority of the directors of the Bank are elected by and from the membership, and the Bank conducts its loans and other business almost exclusively with members. Therefore, in the normal course of business, the Bank extends credit to members whose officers or directors may serve as directors of the Bank. At June 30, 2002, the Bank had $1.0 billion of loans outstanding to members whose officers or directors were serving as directors of the Bank. This amounted to 3.8% of total loans.

H.	Membership Trends

At June 30, 2002, there were 363 members of the Bank, an increase of one member since December 31, 2001.

Federal Home Loan Bank of Pittsburgh

Membership

	Commercial		Credit	Insurance
	Banks	Thrifts	Unions	Companies	Total
December 31, 1999	229	128	9	1	367
December 31, 2000	226	121	11	3	361
December 31, 2001	226	120	13	3	362
June 30, 2002	225	120	15	3	363

1.	Members

Membership is voluntary. Under the Bank’s Capital Plan, a member will be required to give five years’ notice of its intent to withdraw, compared to the six months’ notice currently required. Both currently and under the Capital Plan, members that withdraw from membership may not be readmitted to membership for five years.

At June 30, 2002, total capital stock was $1,861 million, a decrease of $28.9 million since December 31, 2001. Under existing member capital stock purchase requirements, capital stock levels typically change in response to changes in outstanding member loan balances. Commercial bank members hold 44.5% of the capital stock and thrift institution members hold 53.9%.

Federal Home Loan Bank of Pittsburgh

Capital by Member Type
($ in millions)

	Commercial		Credit	Insurance
	Banks	Thrifts	Unions	Companies	Total
December 31, 1999	$1,287	$1,010	$12	$10	$2,319
December 31, 2000	1,226	815	13	10	2,064
December 31, 2001	852	1,016	14	7	1,889
June 30, 2002	828	1,003	23	7	1,861

The following table presents information on the ten largest holders of Bank capital stock at June 30, 2002.

Federal Home Loan Bank of Pittsburgh

Top Ten Capital Stock Holding Members in the Bank
at June 30, 2002

				Percent of
			Capital Stock	Total
Name	City	State	($ in millions)	Capital Stock
Sovereign Bank, FSB	Reading	PA	$330	17.74%
PNC Bank, N.A.	Pittsburgh	PA	186	9.98%
Lehman Brothers Bank, FSB	Wilmington	DE	94	5.04%
Waypoint Bank	Harrisburg	PA	91	4.88%
Travelers Bank and Trust, FSB	Newark	DE	74	3.98%
ING Bank, FSB	Wilmington	DE	58	3.12%
Chase Manhattan Bank USA, N.A.	Wilmington	DE	57	3.08%
National City Bank of Pennsylvania	Pittsburgh	PA	43	2.30%
Citizens Bank of Pennsylvania	Philadelphia	PA	42	2.24%
United National Bank	Parkersburg	WV	27	1.43%

			$1,002	53.79%

2.	Member Borrowers

The total number of borrowing members increased from 240 at year-end 2001 to 245 at June 30, 2002. The percent of total members borrowing increased to 67.5% at June 30, 2002, from 66.3% at December 31, 2001.

Federal Home Loan Bank of Pittsburgh

Member Borrowers

	Commercial		Credit	Insurance
	Banks	Thrifts	Unions	Companies	Total
December 31, 1999	183	91	4	1	279
December 31, 2000	176	84	4	1	265
December 31, 2001	156	79	2	3	240
June 30, 2002	159	79	4	3	245

While 67.5% of the Bank’s members held loans at June 30, 2002, the five borrowers with loan holdings of $1 billion or more at June 30, 2002, held 46.7% of the Bank’s total loans. At year-end 2001, four borrowers held loans greater than $1 billion, representing 48.8% of total Bank loans.

Federal Home Loan Bank of Pittsburgh

Member Loans
($ in thousands)

	Commercial		Credit	Insurance
	Banks	Thrifts	Unions	Companies	Total(1)
December 31, 1999	$18,495,998	$17,899,609	$57,700	$75,000	$36,528,307
December 31, 2000	13,959,619	11,890,742	18,780	75,000	25,944,141
December 31, 2001	10,723,526	17,628,202	16,034	106,341	28,474,103
June 30, 2002	9,954,669	17,138,436	31,292	106,341	27,230,738

(1)	Member loan amounts and the total loan amounts are at par value, and the total loan amount will not agree to the Statements of Condition. The difference between the par and book value amounts relates to basis adjustments arising from hedges under FAS133 for book purposes.

3.	Top Ten Loan Holding Members

The following table presents information on the ten largest borrowers from the Bank at June 30, 2002.

Federal Home Loan Bank of Pittsburgh

Top Ten Loan Holding Members in the Bank
at June 30, 2002

			Loans	Percent of
Name	City	State	($ Millions)	Total Loans (1)
Sovereign Bank, FSB	Reading	PA	$6,600	24.24%
Lehman Brothers, FSB	Wilmington	DE	1,875	6.89%
Waypoint Bank	Harrisburg	PA	1,817	6.67%
PNC Bank, N.A.	Pittsburgh	PA	1,275	4.68%
ING Bank, FSB	Wilmington	DE	1,158	4.25%
National City Bank of Pennsylvania	Pittsburgh	PA	851	3.13%
United National Bank of Parkersburg	Parkersburg	WV	533	1.96%
ESB Bank	Ellwood City	PA	462	1.70%
Wilmington Savings Fund Society, FSB *	Wilmington	DE	460	1.69%
First Commonwealth Bank	Indiana	PA	433	1.59%

			$15,464	56.80%

(1)	The information presented on loans in the table is for individual Bank members. The data are not aggregated to the holding company level. Some of the institutions listed may be affiliates of the same holding company, and some of the institutions listed have affiliates that are members but that are not listed in the tables.

*	An asterisk indicates that an officer or director of the member was a Bank director in 2002.

4.	Housing Associates

At June 30, 2002, the Bank had no loans outstanding to a housing associate. Housing associates eligible to borrow include the three state housing finance agencies within the Bank’s region, county housing finance agencies and city housing authorities.

XIV.	GOVERNMENT REGULATION

A.	General

The FHLBanks are entities created under the Bank Act whose purpose is to fulfill government objectives related to increasing the flow of credit to home mortgage markets and for community development purposes. The FHLBanks are regulated by the Finance Board, an independent agency in the executive branch of the federal government. A five-member board of directors manages the Finance Board. The Secretary of the Department of Housing and Urban Development serves or appoints a designee as a director of the Finance Board. The President appoints the other four directors with the advice and consent of the Senate. Appointed directors hold office for terms of seven years and serve on a full-time basis. The President designates one of the four appointed directors to serve as the chairperson of the Finance Board.

The Finance Board’s primary purpose is to ensure the safety and soundness of the twelve FHLBanks. In addition, the Bank Act directs the Finance Board to ensure that the FHLBanks carry out their housing finance mission. Toward this end, the Finance Board has issued regulations and policies that govern, among other things, the permissible activities, powers and investments of the FHLBanks, risk management practices, capital requirements and the authorities and duties of Bank directors and senior management. Certain of these regulations and policies are referred to below or elsewhere in this document.

The Finance Board is responsible for ensuring that the FHLBanks remain adequately capitalized and able to raise funds in the capital markets. The capital plans adopted by the FHLBanks pursuant to the GLB Act, and any amendments to those plans, must be reviewed and approved by the Finance Board. The Finance Board also has broad enforcement authority over the FHLBanks. It may suspend or remove for cause a director, officer, employee or agent of any FHLBank and may bring enforcement proceedings, such as cease-and-desist orders and the imposition of civil money penalties, against a FHLBank, or any of its executive officers or directors, for engaging in unsafe or unsound practices or violations of laws, rules, regulations or orders of the Finance Board. The Bank Act requires the Finance Board to conduct annual examinations of the FHLBanks.

The references to laws, regulations and policies which are applicable to the Federal Home Loan Bank of Pittsburgh set forth below and elsewhere herein are brief summaries, which do not purport to be complete and which are qualified in their entirety by reference to such laws, regulations and policies.

B.	Loans

1.	General

The Bank makes loans to members on the security of mortgages and other collateral pledged by members. The Bank develops its own loan program to meet the particular needs of its members. Finance Board regulations authorize the Bank to make loans for up to ten years, but permit loans with longer maturities consistent with the safe and sound operation of the Bank. The Bank generally may make loans with maturities of greater than five years only for the purpose of enabling any member to purchase or fund new or existing residential housing finance assets and, in the case of members that qualify as “community financial institutions,” small-business and agriculture-related loans. A community financial institution is an FDIC-insured institution with average total assets over the preceding three-year period less than a specified amount, which for the year 2002 is $527 million.

2.	Pricing

The Bank is generally prohibited from pricing loans to members below the marginal cost to the Bank of raising matching term and maturity funds and related administrative and operation costs. In pricing its loans, the Bank may distinguish among its members based on, among other things, its assessment of the credit and other risks of lending to a particular member. Loans with a maturity or repricing period greater than six months generally require a prepayment fee sufficient to make the Bank financially indifferent should the borrower decide to prepay the loan.

3.	Collateral

The Bank is required, at the time it originates or renews a loan, to obtain and maintain a security interest in eligible collateral of a member, or an affiliate of a member. Collateral eligible to secure loans includes assets in the following categories:

(a)	fully disbursed, whole first mortgages on improved residential property (not more than 90 days delinquent) or securities representing an interest in such mortgages;

(b)	securities issued, insured, or guaranteed by the U.S. government or any of its agencies including, without limitation, mortgage backed securities issued or guaranteed by Freddie Mac, Fannie Mae, or Ginnie Mae;

(c)	cash or deposits in a FHLBank;

(d)	other real estate-related collateral (including, but not limited to, home equity loans, commercial real estate loans and mortgage loan participations), provided that such collateral has a readily ascertainable value and the Bank can perfect a security interest in such property; or

(e)	in the case of a member that qualifies as a community financial institution, secured small-business and agriculture-related loans, or securities representing a whole interest in such loans, provided that such collateral has a readily ascertainable value and the Bank can perfect a security interest in such property.

The Bank has the right to take such steps as it deems necessary to protect its secured position on outstanding loans, including requiring additional collateral, whether or not such additional collateral would otherwise be eligible to secure a loan. As additional security for a member’s indebtedness, the Bank has a statutory lien upon that member’s Capital Stock.

The Bank Act affords any security interest granted by any member of the Bank, or any affiliate of any such member, priority over the claims and rights of any party, including any receiver, conservator, trustee, or similar party having rights of a lien creditor provided that such security interest shall not be entitled to priority over claims and rights that (1) would be entitled to priority under otherwise applicable law or (2) are held by an actual bona fide purchaser for value or by parties that are secured by actual perfected security interests.

4.	Loans to Housing Associates

The Bank is authorized to make loans to non-member “housing associates” located in this region. Housing associates are approved mortgagees under Title II of the National Housing Act. Eligible housing associates must also be chartered under law and have succession, be subject to inspection and supervision by some governmental agency, and lend their own funds as their principal activity in the mortgage field. Housing associates are not required to purchase Capital Stock in the Bank and are not subject to many provisions of the Bank Act that apply to members. However, the same regulatory lending requirements apply to them as apply to members.

5.	Capital Stock Requirements

With the passage of the GLB Act, the prior statutory limit stating that the aggregate amount of outstanding loans made by the Bank to a member may not exceed 20 times the amount paid in by such member for existing stock in the Bank is eliminated upon implementation of the Capital Plan. Until that time, the Bank remains subject to the limitation under the Finance Board’s loan regulations. Upon the Effective Date, Bank members shall no longer be subject to this limit, but will be subject to the member loan stock purchase requirement contained in the Bank’s Capital Plan. See “DESCRIPTION OF THE BANK’S CAPITAL PLAN – Minimum Stock Investment Requirements – Member Loan Stock Purchase Requirement, (page 29).”

C.	Standby Letters of Credit

The Bank is authorized to issue or confirm on behalf of members standby letters of credit (including direct pay) to (1) assist members in facilitating residential housing finance, (2) assist members in facilitating community lending, (3) assist members with asset/liability management and (4) provide members with liquidity or other funding. At the time the Bank issues or confirms a standby letter of credit, it must obtain and maintain a security interest in collateral that is sufficient to fully secure a member’s obligation to reimburse the Bank for value given by the Bank to the beneficiary under the terms of the standby letter of credit.

D.	Acquired Member Assets

The Bank holds certain assets acquired from or through its members or housing associates. These assets may include whole loans eligible to secure loans from the Bank (excluding mortgages above the conforming loan limit), whole loans secured by manufactured housing, or state or local housing finance agency bonds. Regulation requires members and housing associates to provide credit enhancement for acquired member assets such that the Bank’s exposure to credit risk is no greater than that of an asset rated in the fourth highest credit rating category by a credit rating agency regarded as a Nationally Recognized Statistical Rating Organization (“NRSRO”) by the Securities and Exchange Commission, or such higher rating as the Bank may require. The portion of the credit enhancement that is an obligation of the member or housing associate must be fully secured. A portion of the credit enhancement may also be covered by insurance, subject to limitations specified in the AMA regulation.

The Bank, like each of the FHLBanks, has established a member mortgage asset program, which involves the investment by the Bank in home mortgage loans originated by or through members or housing associates. The Bank acquires mortgage assets from or through members or housing associates, and the members or housing associates continue to bear a significant portion of the credit risk through credit enhancement they provide with respect to such assets. The programs provide members with an alternative to retaining mortgages in portfolio or selling them in the traditional secondary market. The Bank currently acquires mortgages through the MPF Program, which is administered by the FHLBank of Chicago.

E.	Permissible Investments

1.	Statutory Authority

Subject to such regulations, restrictions and limitations as the Finance Board may impose, the Bank Act authorizes the Bank to invest surplus funds and certain reserve accounts in certain specified securities, instruments and obligations. Until recently, the Finance Board established the parameters of this authority through its FMP, which included a list of specific investments the Bank was permitted to hold in its portfolios. The investments on this list generally were viewed by the Finance Board as narrower than that which could be deemed permissible under the statute.

2.	The Investment Regulation

On July 17, 2000, the Finance Board adopted a regulation which, in part, superseded the FMP ( “Investment Regulation”). For the most part, and subject to certain limitations, the Investment Regulation tracks the investment authority set forth in the Bank Act. Under the Investment Regulation, the Bank may invest in (1) obligations of the United States; (2) deposits in banks and trust companies; (3) obligations, participations, or other instruments of or issued by Fannie Mae or Ginnie Mae; (4) mortgages, obligations, or other securities that are, or ever have been, sold by Freddie Mac pursuant to 12 U.S.C. Sections 1454 or 1455; (5) stock, obligations, or other securities of any small-business investment company formed pursuant to 15 U.S.C. Section 681 (when made for the purpose of aiding Bank members); and (6) such instruments as fiduciary and trust funds may be invested in under the laws of the state in which the Bank is located.

3.	Investment Limitations

The Investment Regulation sets forth several specific limitations on the investment authority of the Bank. These limitations generally prohibit the Bank from investing in:

(a)	instruments, such as common stock, that represent an ownership interest in an entity, other than stock in small-business investment corporations, or certain investments targeted to low-income persons or communities;

(b)	instruments issued by non-United States entities, other than those issued by United States branches and agency offices of foreign commercial banks;

(c)	non-investment-grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after purchase by the Bank;

(d)	whole mortgages or other whole loans, or interests in mortgages or loans, other than: those acquired under the MPF Program, certain investments targeted to low-income persons or communities; certain marketable direct obligations of state, local, or tribal government units or agencies, having at least the second highest credit rating from a nationally recognized statistical rating organization; mortgage-backed securities; asset-backed securities backed by manufactured housing loans or home equity loans; and certain foreign housing loans authorized under Section 12(b) of the Bank Act.

Moreover, under the Investment Regulation, the limitations and restrictions on certain authorized investments set forth in the FMP remain in effect. The Finance Board’s resolution approving the Bank’s Capital Plan also provides for the continued applicability of FMP investment limitations on mortgage-backed securities. Under these continuing limitations, the Bank’s investment in mortgage-backed securities (“MBS”), collateralized mortgage obligations (“CMOs”) and real estate mortgage investment conduits (“REMICs”) and in asset-backed securities secured by manufactured housing or home equity loans is limited to a total amount equal to 300% of the Bank’s capital on the trade date of the purchase. The Bank is also prohibited under provisions of the FMP that will remain in effect from purchasing: (1) interest-only or principal-only stripped MBS, (2) residual-interest or interest-accrual classes of CMOs or REMICs; (3) fixed-rate or floating-rate MBS, with average lives that vary by more than six years under an instantaneous 300 basis point interest rate change scenario; and (4) non-U.S. dollar denominated securities.

4.	Derivatives Contracts and Other Activities

The Investment Regulation also authorizes the Bank to enter into derivatives contracts (which are generally defined to mean a financial contract, the value of which is derived from the values of one or more underlying assets, reference rates or indices of asset value or credit-related events and which may include interest rate, foreign exchange rate, precious metals, commodity, and credit contracts, and any other instruments that pose similar risks). The Investment Regulation provides that derivatives instruments that do not qualify as hedging instruments pursuant to GAAP may be used only if a non-speculative use is documented by the Bank. The Investment Regulation also authorizes the Bank to enter into forward asset purchases and sales, commitments to make loans and commitments to make or purchase other loans.

F.	New Business Activities

The Bank generally must provide notice to the Finance Board at least 60 days prior to engaging in any new business activity (“Notice Period”). A “new business activity” means any business activity conducted or engaged in by the Bank that it has not previously conducted or engaged in or that it previously conducted or engaged in under materially different terms which (1) involves the acceptance of certain types of collateral for loans, (2) entails risks not previously and regularly managed by the Bank, its members or both or (3) involves operations not previously undertaken by the Bank.

During the Notice Period, the Finance Board may among other things, (1) disapprove a proposed new business activity, (2) instruct the Bank not to commence the activity pending further consideration by the Finance Board or (3) request additional information from the Bank. The Finance Board may require the Bank to comply with certain conditions, to be determined by the Finance Board in its discretion, in order to commence a new business activity.

1.	Accepting Mutual Funds As Collateral from Members

On April 29, 2002, the Bank submitted a new business activity notice to the Finance Board regarding acceptance of mutual funds backed by eligible collateral under the Bank Act and Finance Board regulations as collateral pledged by the members to secure their loans and other indebtedness to the Bank. Under the Finance Board’s collateral regulation, the Bank may accept as collateral any security the ownership of which represents an undivided equity interest in underlying assets, all of which qualify either as (1) eligible collateral under 12 C.F.R. Section 950.7(a)(1), (2), (3) or (4), or (2) cash or cash equivalents. The Finance Board approved the Bank’s new business activity notice on August 19, 2002.

2.	Community Development Fund Investment

On October 3, 2001, the Bank submitted a new business activity notice to the Finance Board in which the Bank proposed to invest in one or more community development “fund of funds” structures designed to support Small Business Investment Company (“SBIC”) financing and targeted venture capital investing. The Bank would reduce its exposure to the equity risk by entering into an equity for interest swap with an approved counterparty. The request is still under review and consideration by the Finance Board.

3.	Investing in Money Market Investments Rated Single-A or Triple- B

On June 20, 2002, the Bank submitted a new business activity notice to the Finance Board regarding its plans to purchase money market investments rated Single-A or Triple-B by NRSRO (“Money Market Investments”). The Finance Board approved the Bank’s new business activity notice on August 2, 2002 with the stipulation that, until such time as the Bank’s Capital Plan is implemented, these Single-A and Triple-B money market investments are subject to the capital requirements of 12 C.F.R. Section 956.4 such that the Bank is required to hold retained earnings equal to the difference between the amount of capital that would be required under Section 956.4 for the Money Market Investments and the amount of capital that would be required for rated assets for the second highest investment grade with a remaining maturity of less than one year.

4.	Investment in Small Business Investment Company

Under Section 11(h) of the Bank Act, the Bank is expressly authorized to invest in SBICs. On August 14, 2001, the Bank submitted a new business activity notice to the Finance Board regarding its plans to invest up to $500,000 in a SBIC. The Finance Board approved the Bank’s request on October 2, 2001.

G.	Liquidity Requirements

The Bank is required to maintain liquidity in accordance with the FMP, certain Finance Board regulations, and policies established by its Board of Directors. The Bank needs liquidity to satisfy member demand for short- and long-term funds, repay maturing consolidated obligations and meet other obligations. The specific liquidity requirements applicable to the Bank are described briefly below.

1.	Deposit Liquidity Requirement

The Bank is required to invest in (1) obligations of the United States, (2) deposits in banks or trust companies or (3) member loans with a maturity not to exceed five years, in an amount at least equal to the amount of current deposits received from its members. In addition to accepting deposits from its members, the Bank may accept deposits from any institution for which it is providing correspondent services, from any other FHLBank or from other government instrumentalities.

2.	Contingency Liquidity Requirement

The Bank is also required to hold “contingency liquidity” in an amount sufficient to enable it to meet its liquidity needs, assuming an inability to access the consolidated obligation debt markets for at least five business days. Contingency liquidity means the sources of cash the Bank may use to meet its operational requirements when its access to the capital markets is impeded and includes (1) marketable assets with a maturity of one year or less, (2) self liquidating assets with a maturity of one year or less, (3) assets that are generally acceptable as collateral in the repurchase market and (4) irrevocable lines of credit from financial institutions rated not lower than the second highest credit rating category by a consistency NRSRO.

3.	Risk Management Policy

Upon the Effective Date, the FMP liquidity requirements shall cease to apply to the Bank. The Bank sets standards in its risk management policy for day-to-day operational liquidity and contingency liquidity needs that enumerate the specific types of investments to be held by the Bank to satisfy such liquidity needs. These standards also establish the methodology to be used by the Bank for determining its operational and contingency liquidity needs.

H.	Unsecured Credit Limits

Finance Board regulations restrict the amount of unsecured credit that the Bank can extend to a particular counterparty. The regulations require the Bank to base its credit limit for a counterparty on a formula generally based on the long-term credit rating of the counterparty, which is then applied to the lesser of the Bank’s total capital or a specified measure of the counterparty’s capital. The regulation also sets the amount of unsecured credit that can be extended to a GSE established to serve public purposes, but whose obligations are not obligations of the United States or guaranteed by the United States.

I.	Responsibilities of the Bank Board of Directors and Senior Management

1.	Risk Management Policy

The Bank’s Board of Directors is required to have in effect a risk management policy that addresses the Bank’s exposure to credit risk, market risk, liquidity risk, business risk and operation risk. The Bank’s Board of Directors is required to review the risk management policy at least annually and to amend the policy as appropriate. Following approval of the Bank’s Capital Plan by the Finance Board, but prior to the Capital Plan taking effect, the Bank must amend its risk management policy to describe the steps that it will take to comply with its Capital Plan and to include specific target ratios of total capital and permanent capital to total assets. On September 20, 2002, the Bank amended its risk management policy to incorporate provisions pertaining to its Capital Plan. The amended policy provides that the Bank intends to operate within the following target operating capital to assets ratios:

	Total Capital	Leverage Capital
Maximum Ratio (% of assets)	5.00%	7.50%
Minimum Ratio (% of assets)	4.08%	6.12%

2.	Strategic Business Plan

The Bank’s Board of Directors is required to have in effect a strategic business plan that describes how the business activities of the Bank will achieve the Bank’s mission consistent with the Finance Board’s core mission activity regulation. This regulation identifies the following activities as core mission activities of the Bank: (1) loans, (2) acquired member assets, (3) standby letters of credit, (4) intermediary derivative contracts, (5) debt or equity investments that primarily benefit households having a targeted income level or areas targeted for redevelopment, and which serve housing and community development objectives, and (6) other debt or equity investments involving SBICs or which are issued or guaranteed under certain federal government programs.

3.	Internal Controls

The Bank is required to establish and maintain an effective internal control system. The internal control system must address the efficiency and effectiveness of the Bank’s activities; the safeguarding of Bank assets; the reliability, completeness and timely reporting of financial and management information; and compliance with applicable laws, regulations, policies and supervisory directives of the Bank’s Board of Directors and senior management.

4.	Audit Committee

The Board of Directors of the Bank is required to establish an audit committee. The audit committee has the duty, among other things, to (1) direct senior management to maintain the reliability and integrity of the accounting policies and financial reporting and disclosure practices of the Bank, (2) review the basis for the Bank’s financial statements, and the external auditor’s opinion with respect to such statements, (3) ensure that policies are in place that are reasonably designed to achieve disclosure and transparency regarding the Bank’s true financial performance and governance practices and (4) oversee the internal and external audit function.

5.	Internal Market Risk Model and Risk Assessment Procedures

Before the Bank’s Capital Plan may take effect, the Bank must obtain the Finance Board’s approval for the internal market risk model used to calculate the market risk capital component of its risk-based capital requirement and for the risk assessment procedures and controls to be used to manage its credit, market and operation risks. The Bank adopted an internal market risk model and risk assessment procedures, which were approved by the Finance Board on September 19, 2002.

6.	Governance

An active and informed Board of Directors is the cornerstone of good corporate governance. The Board of Directors of the Bank fully embraces its responsibility with regard to establishing and following solid corporate governance principles in order to protect the interests of the members and other constituencies of the Bank. To this end, in 2000, the Board of Directors established a committee on governance, dedicated solely to improving the processes and procedures, and ultimately the effectiveness, of the Board of Directors. The governance committee is charged with ensuring that the Bank’s Board of Directors has the systems and structures in place necessary to oversee management and serve effectively as trustee for all the Bank’s constituencies. Consistent with corporate governance best practices, the governance committee works to assure that the Board is appropriately structured, has adequate resources, receives timely and appropriate information from management, has direct access to independent outside professionals, addresses issues that may help management fulfill the Bank’s mission, and that individual Board members receive appropriate training opportunities necessary to discharge effectively their fiduciary responsibilities.

J.	Additional Oversight

Like each FHLBank and the Office of Finance, the Bank has an internal audit department and audit committee. An independent public accounting firm audits the annual financial statements of each FHLBank and the annual combined financial statements as prepared by the Office of Finance. The independent accountant conducts these audits following generally accepted auditing standards and Government Auditing Standards issued by the Comptroller General. The FHLBanks, the Finance Board, and the Congress receive the audit reports. Each FHLBank must submit annual management reports to the Congress, the President, the Office of Management and Budget, and the Comptroller General. These reports include a statement of financial condition, a statement of operations, a statement of cash flows, a statement of internal accounting and administrative control systems, and the report of the independent public accountants on the financial statements.

The Comptroller General has authority under the Bank Act to audit or examine the Finance Board and the FHLBanks and to decide the extent to which they fairly and effectively fulfill the purposes of the Bank Act. Furthermore, the Government Corporation Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent public accounting firm. If the Comptroller General conducts such a review, then he must report the results and provide his recommendations to the Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General may also conduct his own audit of any financial statements of a FHLBank.

K.	Tax Status

The FHLBanks are exempt from all federal, state, and local taxation except for real property taxes; however, the FHLBanks are required to set aside a portion of their earnings to satisfy certain public policy objectives. In particular, they are obligated to make payments to REFCORP in the amount of 20% of net earnings after operating expenses and AHP expense. In addition, annually the FHLBanks must set aside for their AHPs the greater of an aggregate of $100 million or 10% of their current year’s income before charges for AHP (but after expenses for REFCORP).

XV.	FEDERAL INCOME TAX IMPLICATIONS

A.	General

The following is a general summary of the anticipated U.S. federal income tax implications of the recapitalization and certain other transactions to holders of Bank stock. This discussion assumes that such shares are held as capital assets and does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (“Code”), laws, regulations, rulings and decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) as to the U.S. federal income tax implications of the recapitalization, and the following discussion is not binding on the IRS or the courts. Furthermore, no assurance can be given that the IRS will not successfully challenge certain of the conclusions set forth below. This discussion does not address tax consequences of the purchase, ownership, or disposition of Capital Stock by holders of Capital Stock other than those holders who acquired their Capital Stock pursuant to the recapitalization. THIS SUMMARY DOES NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO MEMBERS. THE TAX IMPLICATIONS FOR INDIVIDUAL MEMBERS OF THE RECAPITALIZATION AND CERTAIN OTHER TRANSACTIONS DISCUSSED HEREIN WILL DEPEND ON THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SUCH MEMBER. MEMBERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE RECAPITALIZATION, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS BASED ON EACH MEMBER’S PARTICULAR FACTS AND CIRCUMSTANCES.

B.	Taxation of the Recapitalization

The Capital Plan provides for an exchange of each member’s shares of existing capital stock for an equal number of shares of newly issued Capital Stock. Immediately after the exchange, each member’s Capital Stock holdings will be adjusted to conform with the member’s minimum member stock investment. Members having an Excess Stock position will receive cash at par in exchange for the member’s Excess Stock. Members having a stock shortfall will be required to purchase additional shares of Capital Stock at par.

The Bank intends that the implementation of its new Capital Plan will constitute a recapitalization of the Bank qualifying as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, members should not recognize gain or loss on the receipt of Capital Stock in exchange for the stock in the Bank that they currently hold. Members receiving cash in the recapitalization, however, may be required to recognize income.

Members receiving cash will recognize income equal to the lesser of:

•	The cash received, or

•	The excess of (a) the aggregate fair market value of cash and Capital Stock received in the recapitalization, over (b) the member’s tax basis in the stock exchanged.

A member’s gain will be taxed as a capital gain unless the receipt of the cash is deemed to “have the effect of the distribution of a dividend,” in which case, the gain would be taxable as ordinary income. In determining whether the receipt of cash “has the effect of the distribution of a dividend,” the dividend equivalency rules of Code Section 302(b) are to be considered. Under Code Section 302(b), any recognized gain by a member will be treated as capital gain if the effect of the exchange and receipt of cash is (1) a “substantially disproportionate” redemption or repurchase of stock with respect to such member, or (2) is “not essentially equivalent to a dividend” with respect to such member.

A redemption or repurchase of a member’s stock will be “substantially disproportionate” if as a result of the exchange, both (1) the member owns less than 50% of the stock of the Bank and (2) the ratio determined by dividing the number of shares of stock owned by the member immediately after the exchange by the total number of shares of stock outstanding is less than 80% of the same ratio calculated immediately before the exchange. In making this determination, members should be aware that, under Section 318 of the Code, a member may be considered to own the stock owned (and in some cases, constructively owned) by certain related entities.

Whether the receipt of cash in the exchange is “not essentially equivalent to a dividend” is to be determined based upon the particular facts and circumstances of the exchange. Case law has generally required a “meaningful reduction” in a shareholder’s proportionate equity interest in order to find a redemption or exchange “not essentially equivalent to a dividend.” The unique aspects of the Federal Home Loan Bank System may, however, substantiate a position that the cash received by members in the exchange for their Capital Stock in the Bank, is “not essentially equivalent to a dividend.” Facts supporting such a conclusion include (1) the long-term industry practice, (2) the regulatory oversight of the capital sufficiency of the Bank, (3) the fact that redemptions and repurchases are mandated at par (the original amount of the purchase price for the shares) and (4) the Bank’s periodic redemptions and repurchases of member stock are required to balance the cost of the capital structure of the Bank. The IRS may, however, take a contrary view. No ruling has been requested from the IRS on this issue.

C.	Taxation of Stock Redemptions and Repurchases

Under the Capital Plan, each member is required to maintain a minimum investment in Capital Stock, as a condition of both becoming and remaining a member of the Bank. The Bank’s Board of Directors will monitor and, as necessary, adjust the minimum investment to provide for Capital Stock purchases and maintenance of Capital Stock investments by all members sufficient to allow the Bank to comply promptly with its minimum regulatory capital requirements. Under the terms of the Capital Plan, the shares of Capital Stock held by members at any time in excess of the minimum stock purchase requirement may be repurchased by the Bank or redeemed at the request of the member (subject to certain limiting provisions).

The redemption or repurchase of a member’s Capital Stock will be treated as a sale of the stock, unless it is neither “substantially disproportionate” nor “not essentially equivalent to a dividend” under the rules of Section 302(b) discussed above in the context of the recapitalization. If the redemption or repurchase is treated as a sale of stock, the member will have capital gain or loss equal to the difference, if any, between the proceeds received in the transaction and the member’s basis in the stock. If, however, the transaction does not satisfy the tests under Section 302(b), it will be treated as a dividend. Members should consult their tax advisors as to the tax treatment of a redemption or repurchase of their Capital Stock.

D.	Future Distributions

Following the recapitalization, the Bank may pay dividends on the Capital Stock in the form of cash or additional Capital Stock. The Bank intends to continue to pay dividends in cash, although it may determine to pay stock dividends in the future. Historically, the Bank has never paid a stock dividend.

1.	Cash Distributions

If a dividend distribution is paid in cash, the distribution is first treated as ordinary dividend income to the extent of the Bank’s accumulated or current earnings and profits. The amount of the distribution received in excess of such earnings and profits will be treated next as a non-taxable return of capital to the extent of the member’s basis in its Capital Stock and, thereafter, as a capital gain to the extent it exceeds the member’s basis. The Bank anticipates that its available earnings and profits will be sufficient such that cash distributions provided by the Bank will be taxed in full as ordinary dividend income.

2.	Stock Dividends

A common stock dividend payable on outstanding common stock is generally tax-free to the recipient shareholder under Section 305(a) of the Code. However, the IRS in the past (prior to the GLB Act) attempted to treat stock dividends paid by a FHLBank as taxable under a special exception contained in Section 305(b)(1), which provides that a distribution by a corporation of its stock will be treated as a taxable dividend distribution if, at the “election” of any of the shareholders, the distribution is payable either in the corporation’s stock or in cash or other property. Accordingly, in the case of the Bank, if any one member has such an “election,” the distribution will be taxable to all the recipient members, regardless of whether the election is actually exercised. However, several courts and, ultimately, the IRS ruled that a pattern exhibited by a FHLBank in granting member requests to have excess stock redeemed did not confer upon the member an “election” under Section 305(b)(1) to receive a dividend in the form of stock or cash, given the discretion vested in the FHLBank under applicable laws and regulations (prior to the GLB Act) in honoring such requests.

In the case of a Capital Stock dividend payable after the recapitalization on outstanding Capital Stock, the Bank intends to maintain records and procedures to identify the particular shares of Capital Stock distributed. Assuming these identification procedures are considered adequate, the Bank does not believe that the receipt of such a Capital Stock dividend is taxable under Section 305(b)(1) of the Code merely because, under the Finance Board regulations, shares of such stock are redeemable if certain conditions are met. In particular, the member must first submit its written redemption notice with respect to a particular share and then such share may be redeemed following the expiration of a five-year period, assuming the notice is not subsequently withdrawn by a member, and provided certain conditions are met at that subsequent time, including that (1) following the redemption, the member continues to meet its minimum stock investment requirements, (2) the Bank continues to meet its minimum regulatory capital requirements, (3) in the event of an impairment of the Bank’s capital, the Finance Board approves the redemption, and (4) the Bank has not decided, based on certain circumstances, to suspend redemptions. Moreover, the Bank believes that its right to repurchase Excess Stock held by a member does not render a Capital Stock dividend payable on outstanding Capital Stock taxable under Section 305(b)(1) because such right, as under pre-GLB Act law, is within the Bank’s discretion. However, a dividend payable in Capital Stock on outstanding Capital Stock conceivably could be taxable under other provisions of the Code, including other provisions contained in section 305(b). Accordingly, members should consult their tax advisors regarding the treatment of stock dividends.

To the extent that the receipt of a stock dividend is tax-free, the basis in the old stock with respect to which the new Capital Stock was issued is generally allocated between the old and new stock in proportion to the fair market value of each on the date of distribution, and the holding period of the new Capital Stock received will generally include the period for which the member held the old Bank’s stock. If the stock distribution is taxable, the fair market value of the stock distributed must be treated by the member as an ordinary dividend distribution, taxable as described above, and the shares received in the distribution shall have a fair market value basis, and a new holding period for the new shares shall begin as of the date following the acquisition of such shares by the member.

THE PRECEDING DISCUSSION DOES NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO MEMBERS. THE PRECEDING DISCUSSION IS GENERAL IN NATURE AND DOES NOT CONSIDER ANY PARTICULAR MEMBER’S INDIVIDUAL FACTS AND CIRCUMSTANCES. SINCE THE TAX CONSQUENCES OF THE RECAPITALIZATION AND CERTAIN OTHER TRANSACTIONS DISCUSSED HEREIN TO

MEMBERS WILL DEPEND ON THEIR PARTICULAR FACTS AND CIRCUMSTANCES, MEMBERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX IMPLICATIONS TO THEM OF THE RECAPITALIZATION AND OTHER TRANSACTIONS DISCUSSED HEREIN.

XVI. DIRECTORS AND SENIOR OFFICERS

A. Board of Directors

Chairman of the Board

John T. Connelly
Director
Leesport Bank
Leesport, Pennsylvania
Joined the Board in January 1996
Appointed Vice Chairman January 1998
Appointed Chairman January 2002
Serves on Executive Committee

Vice Chairman of the Board

David W. Curtis

Executive Vice President
Leon N. Weiner & Associates, Inc.
Wilmington, Delaware
Joined the Board in March 1996
Appointed Chairman July 1999
Appointed Vice Chairman January 2002
Serves on Executive Committee

K. Scott Baker
Government Affairs Consultant
Klett Rooney Lieber & Schorling
Pittsburgh, Pennsylvania
Joined the Board in March 2002
Serves on Audit, Governance, and
Mission Advancement Committees

Rev. Luis Antonio Cortes Jr.
President
Nueva Esperanza, Inc.
Philadelphia, Pennsylvania
Joined the Board in March 2002
Serves on Affordable Housing &
Community Investment, Credit &
Investment Policy, and Human
Resources Committees

J. Ardie Dillen
Chairman, President and Chief
Executive Officer
BankPittsburgh
Wexford, Pennsylvania
Joined the Board in January 1999
Serves on Executive, Audit, and
Mission Advancement Committees

Terry K. Dunkle
Chairman and Chief Executive
Officer
Three Rivers Bancorp, Inc.
Monroeville, Pennsylvania
Joined the Board in January 1998
Serves on Executive, Governance,
and Human Resources Committees

Russell P. Kanjorski, Esq.
Cornerstone Technologies, LLC
Wilkes-Barre, Pennsylvania
Joined the Board in September 1999
Serves on Executive, Credit &
Investment Policy, and Governance
Committees

H. Charles Maddy III
President and Chief Executive
Officer
Summit Financial Group, Inc.
Moorefield, West Virginia
Joined the Board in January 2002
Serves on Audit, Governance, and
Mission Advancement Committees

Edwin R. Maus
President, Chief Executive Officer
and Director
Laurel Savings Bank
Allison Park, Pennsylvania
Joined the Board in January 1998
Serves on Executive, Credit &
Investment Policy, Human
Resources, and Mission
Advancement Committees

Sarah E. Peck
Principal
Progressing Housing Ventures, LLC
Malvern, Pennsylvania
Joined the Board in January 1997
Serves on Executive, Affordable
Housing & Community Investment,
and Human Resources Committees

Paul E. Reichart
President and Chief Executive
Officer
Columbia County Farmers National
Bank
Bloomsburg, Pennsylvania
Joined the Board in January 1997
Serves on Affordable Housing &
Community Investment, Audit, and
Credit & Investment Policy
Committees

Marvin N. Schoenhals
Chairman, President and Chief
Executive Officer
WSFS Financial Corporation and
Wilmington Savings Fund Society,
FSB
Wilmington, Delaware
Joined the Board in January 1997
Serves on Executive, Audit, and
Credit & Investment Policy
Committees

Willard A. Snyder
Chairman of the Board
The New Tripoli National Bank
New Tripoli, Pennsylvania
Joined the Board in January 1996
Serves on Affordable Housing &
Community Investment, Audit, and
Human Resources Committees

Cecil H. Underwood
Chief Executive Officer
Cecil H. Underwood Institute
Charleston, West Virginia
Joined the Board in March 2002
Serves on Affordable Housing &
Community Investment,
Governance, and Mission
Advancement Committee

B. Senior Bank Officers

James D. Roy
President
Chief Executive Officer
Joined the Bank in November 1987

William G. Batz
Executive Vice President
Chief Operating Officer
Joined the Bank in November 1988

Marshal S. Auron
Senior Vice President
Risk Management
Joined the Bank in May 1992

John J. Bendel
Senior Vice President
Director of Community Investment
Secretary, Affordable Housing and
Community Investment Committee of
the Board of Directors
Joined the Bank in February 1995

Teresa M. Donatelli
Senior Vice President
Information Systems
Joined the Bank in November 1992

Leigh A. Dunhoff
Senior Vice President
Director of Correspondent Banking
Services
Joined the Bank in November 1973

J. Michael Hemphill
Senior Vice President
Director of Internal Audit
Secretary, Audit Committee of the
Board of Directors
Joined the Bank in April 2000

Craig C. Howie
Senior Vice President
Chief Credit Officer
Secretary, Mission Advancement
Committee of the Board of Directors
Joined the Bank in December 1990

G. Robert Jorgenson Jr.
Senior Vice President
Director of Marketing
Joined the Bank in June 1993

Linda M. Kimak
Senior Vice President
Human Resources and Administration
Secretary, Human Resources
Committee of the Board of Directors
Joined the Bank in September 1988

Robert S. Kovach
Senior Vice President
Chief Investment Officer
Joined the Bank in April 1996

Eric J. Marx
Senior Vice President
Chief Financial Officer
Secretary, Credit and Investment
Policy Committee of the Board of
Directors
Joined the Bank in November 1995

Peter A. Rubinsky
Senior Vice President
Treasurer
Joined the Bank in December 1991

Dana A. Yealy
Senior Vice President
General Counsel
Secretary, Governance Committee of
the Board of Directors
Joined the Bank in May 1986

XVII. INDEX TO FINANCIAL STATEMENTS

     Federal Home Loan Bank of Pittsburgh:

     Audited Financial Statements:

     The following annual financial statements of the Bank are incorporated by reference to the Bank’s 2001 Annual Report:

FINANCIAL STATEMENTS

Federal Home Loan Bank of Pittsburgh

STATEMENT OF CONDITION

	June 30,	December 31,	June 30,
	2002	2001	2001
($ in millions)	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Cash and due from bank	$94	$44	$125
Interest-bearing deposits in bank	1,215	1,181	1,628
Deposits for mortgage loan programs with other FHLBanks	49	7	86
Federal funds sold	2,780	1,127	1,690
Held-to-maturity securities	9,189	5,078	6,408
Available-for-sale securities	393	120	155
Securities held at fair value	1,761	3,551	2,462
Loans	28,232	29,315	26,161
Mortgage loans	2,551	1,839	1,961
Less: allowance for credit losses on mortgage loans	—	—	—

Mortgage loans, net	2,551	1,839	1,961

Loans to other FHLBanks	570	—	—
Accrued interest receivable	592	532	536
Premises and equipment, net	9	10	13
Derivative assets	176	94	141
Other assets	38	16	20

Total assets	$47,649	$42,914	$41,386

LIABILITIES
Deposits:
Demand and overnight	$1,954	$1,692	$1,677
Term	6	13	17
Other	59	13	46

Total deposits	2,019	1,718	1,740

Borrowings:
Other FHLBanks	—	—	75
Securities sold under repurchase agreements	504	—	—

Total borrowings	504	—	75

Consolidated obligations, net:
Discount notes	11,422	11,070	10,530
Bonds	30,284	27,201	26,361

Total consolidated obligations	41,706	38,271	36,891

Accrued interest payable	361	340	373
Affordable Housing Program	30	40	45
Payable to REFCORP	3	6	10
Derivative liabilities	652	538	202
Other liabilities	451	23	224

Total liabilities	45,726	40,936	39,560

CAPITAL
Capital stock ($100 par value)	1,861	1,889	1,705
Retained earnings	68	87	119
Accumulated other comprehensive income:
Net unrealized gains (losses) on available-for-sale securities	(6)	1	1
Net unrealized gain on hedging activities	—	1	1

Total capital	1,923	1,978	1,826

Total liabilities and capital	$47,649	$42,914	$41,386

Federal Home Loan Bank of Pittsburgh

STATEMENT OF OPERATIONS

	Unaudited
	For the six
	months ended
	June 30,
($ in millions)	2002	2001
INTEREST INCOME
Loans	$310	$711
Interest-bearing deposits in banks	11	17
Deposits for mortgage loan programs with other FHLBanks	—	1
Federal funds sold	10	79
Held-to-maturity securities	157	210
Available-for-sale securities	9	7
Securities held at fair value	53	57
Mortgage loans	58	68

Total interest income	608	1,150

INTEREST EXPENSE
Consolidated obligations	520	1,001
Deposits	16	36
Borrowings from other FHLBanks	1	—
Securities sold under repurchase agreements	4	—

Total interest expense	541	1,037

NET INTEREST INCOME BEFORE LOAN LOSS PROVISION	67	113
Loan loss provision	—	—

NET INTEREST INCOME AFTER LOAN LOSS PROVISION	67	113

OTHER INCOME
Net unrealized gains (losses) on securities held at fair value	(8)	10
Net (losses) on derivatives and hedging activities	(26)	(1)
Service fees	3	8
Net gains on sale of securities held at fair value	8	—

Total other income	(23)	17

OTHER EXPENSE
Operating expenses	17	23
Finance Board and Office of Finance expenses	2	1

Total other expenses	19	24

INCOME BEFORE ASSESSMENTS	25	106

Affordable Housing Program	2	8
REFCORP	5	18

Total assessments	7	26

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	18	80
Cumulative effect of change in accounting principle	—	(9)

NET INCOME	$18	$71

Federal Home Loan Bank of Pittsburgh

STATEMENT OF CHANGES IN CAPITAL

(Unaudited)

				Accumulated
				Other
			Retained	Comprehensive
($ in millions)	Shares	Par Value	Earnings	(Loss) / Income	Total Capital
BALANCE, DECEMBER 31, 2000	21	$2,065	$110	$—	$2,175
Proceeds from sale of capital stock	15	1,530			1,530
Redemption of capital stock	(19)	(1,890)			(1,890)
Comprehensive income:
Net income			71		71
Other comprehensive income:
Net unrealized gains on available-for-sale securities				1	1
Cumulative effect of change in accounting principle				—	—
Net unrealized gains relating to hedging activities				1	1

Total comprehensive income					74

Dividend on capital stock:
Cash			(62)		(62)
Stock

BALANCE, JUNE 30, 2001	17	$1,705	$119	$2	$1,826

BALANCE, DECEMBER 31, 2001	19	$1,889	$87	$2	$1,978
Proceeds from sale of capital stock	16	1,569			1,569
Redemption of capital stock	(16)	(1,597)			(1,597)
Comprehensive income:
Net income			18		18
Other comprehensive income:
Net unrealized losses on available-for-sale securities				(7)	(7)
Net unrealized losses relating to hedging activities				(1)	(1)

Total comprehensive income					10

Dividend on capital stock:
Cash			(37)		(37)
Stock

BALANCE, JUNE 30, 2002	19	$1,861	$68	$(6)	$1,923

Federal Home Loan Bank of Pittsburgh

STATEMENT OF CASH FLOWS

	Unaudited
	For the six
	months ended
	June 30,
($ in millions)	2002	2001
OPERATING ACTIVITIES
Net income	$18	$71
Cumulative effect of change in accounting principle	—	9

Income before cumulative effect of change in accounting principle	18	80

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations and investments, and deferred costs and deferred fees received on interest rate exchange agreements	153	72
Concessions on consolidated obligations	7	4
Deferred loss on interest rate exchange agreements, net
Premises and equipment	1	2
Net premiums and discounts on mortgage loans	2	5
Other
Provision for credit losses on mortgage loans
Net realized gains on held-to-maturity securities
Net realized losses on available-for-sale securities
Increase in securities held at fair value, net transfers and transition adjustments	(594)	(997)
Losses due to change in net fair value adjustment on derivative and hedging activities	38	1
(Increase)/decrease in accrued interest receivable	(59)	826
Increase in derivative assets — accrued interest	(18)	(68)
Increase/(decrease) in derivative liabilities — accrued interest	22	(62)
Decrease/(increase) in other assets	4	(8)
(Decrease)/increase in Affordable Housing Program (AHP) liability and discount on AHP loans	(10)	1
Increase/(decrease) in accrued interest payable	21	(572)
Decrease in REFCORP liability	(3)	—
Increase in other liabilities	129	11

Total adjustments	(307)	(785)

Net cash used in operating activities	(289)	(705)

INVESTING ACTIVITIES
Net increase in interest-bearing deposits in banks	(34)	(465)
Net (increase)/decrease in federal funds sold	(1,653)	3,777
Net (increase)/decrease in short-term held-to-maturity securities	(1)	47
Proceeds from maturities of long-term held-to-maturity securities	1,123	1,458
Purchases of long-term held-to-maturity securities	(1,559)	(850)
Proceeds from maturities of available-for-sale securities	226	216
Purchases of available-for-sale securities	(1,480)
Principal collected on loans	476,667	229,557
Loans made	(475,417)	(229,400)
Principal collected on mortgage loans	442	437
Mortgage loans made	(1,148)	(477)
Net increase in deposits to other FHLBanks for mortgage loan programs	(42)	(56)
Net increase in loans to other FHLBanks	(570)	—
Increase in premises and equipment	(1)	(1)

Net cash (used in) provided by investing activities	(3,447)	4,243

Federal Home Loan Bank of Pittsburgh

STATEMENT OF CASH FLOWS — (Continued)

	Unaudited
	For the six
	months ended
	June 30,
($ in millions)	2002	2001
FINANCING ACTIVITIES
Net increase in deposits	$300	$294
Net increase in securities sold under repurchase agreements	504	—
Net increase/(decrease) in loans from other FHLBanks	—	75
Net proceeds from sale of consolidated obligations:
Discount notes	272,361	352,747
Bonds	10,587	3,193
Payments for maturing and retiring consolidated obligations:
Discount notes	(272,097)	(344,018)
Bonds	(7,804)	(15,723)
Proceeds from issuance of capital stock	1,569	1,530
Payments for redemption of capital stock	(1,597)	(1,890)
Cash dividends paid	(37)	(62)

Net cash provided by/(used in) financing activities	3,786	(3,854)

Net increase/(decrease) in cash and cash equivalents	50	(316)
Cash and cash equivalents at beginning of period	44	441

Cash and cash equivalents at end of period	$94	$125

Supplemental Disclosures:
Interest paid	$427	$1,488

Notes to Financial Statements (Unaudited)

Note 1 — Basis of Presentation

     The accompanying interim financial statements for the six months ended June 30, 2002, should be read in conjunction with the audited financial statements for the year ended December 31,2001, which are contained in the Federal Home Loan Bank of Pittsburgh’s 2001 Annual Report.

     The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending December 31, 2002.

Reclassifications. Certain amounts in the 2001 year-end December 31, 2001 and second quarter 2001 financial statements have been reclassified to conform with the June 30, 2002 presentation.

EXHIBIT A

CAPITAL PLAN
of the
Federal Home Loan Bank of Pittsburgh

As Approved by the Executive Committee
on April 26, 2002

TABLE OF CONTENTS

I. Purpose		105
A.	General	105

II. Stock Investment		105
A.	General	105
B.	Minimum Amount	105
C.	Adjustments to Minimum Amount	109

III. Transition Rule		109
A.	Manner of conversion	109
B.	Right to opt out of Capital Plan	110
C.	Effects of Opting Out of the Conversion	110
D.	Failure of a Member to affirm election to convert	110
E.	Timetable for transition and full capital compliance	110

IV. Par Value, Rights, Terms, and Preferences of Capital Stock		110
A.	Par Value	110
B.	Ownership	110
C.	Limitations	111
D.	Dividends	111
E.	Redemption	111
F.	Cancellation of Redemption	111
G.	Limited Transferability	111
H.	Termination of Membership	112
I.	Voting Rights	113
J.	Rights in Bank Merger	113
K.	Rights in Bank Liquidation	114

V. Bank Review of Plan		114
A.	Review by Independent CPA	114
B.	Review by NRSRO	114
C.	Good faith effort determination	114
D.	Approval by FHFB	114
E.	Process for Amending this Plan	114

VI. Definitions		114

Exhibit A – General instructions for maximum borrowing capacity (MBC) calculation

Exhibit B – Line description for MBC calculation – banks
Exhibit C – Line descriptions for MBC calculation – thrifts
Exhibit D – Line descriptions for MBC calculation – credit unions
Exhibit E – Line descriptions for MBC calculation – insurance companies

Schedule A

I.	Purpose

A.	General. This Capital Plan is being implemented to comply with the provisions of the Bank Act and Capital Regulation.

1.	Effective Date. The Capital Plan will become effective on the Recalculation/Conversion Date, which shall be the date stated in a Notice to Members. Unless directed otherwise by the Finance Board, the Recalculation/Conversion Date shall not be greater than 18 months after the Finance Board approves the Capital Plan nor less than sixty (60) days after the date of the Notice to Members.

2.	Capitalized Terms. All capitalized terms used but not defined elsewhere in the Capital Plan shall have the meaning ascribed to such terms in Section VI.

II.	Stock Investment

A.	General. Adequate capitalization is required to: (a) provide for the safe and sound operation of the Bank; (b) permit prudent leveraging into products and services of benefit to Members and Housing Associates; (c) provide appropriate risk-adjusted Member dividend returns; (d) protect creditors of the Bank and the Bank System against loss; (e) generate earnings sufficient to meet the Bank’s various community support and public purpose obligations; and (f) comply with prevailing Minimum Regulatory Capital Requirements. Towards these objectives, this Capital Plan requires Members to make certain Minimum Member Stock Investments in the Bank.

B.	Minimum Amount

1.	General. The need for capital is in great part a function of the volumes of and risks inherent in the products and services provided by the Bank to its Members, including the potential for Members to borrow from the Bank. Therefore, the Capital Stock of the Bank should be contributed in general proportion to the distribution of such products and services to its Members, including their potential borrowing activities. Each Member must purchase and maintain a minimum investment in the Capital Stock of the Bank in an amount determined in accordance with the requirements of this Capital Plan.

2.	Minimum Member Stock Investment. Each Member is required to maintain a Minimum Member Stock Investment, both as a condition to becoming and remaining a Member and as a condition to obtaining Loans from the Bank, access to the Bank’s credit products through its Unused Borrowing Capacity, and to support Acquired Member Assets with the Bank. The total amount of the required minimum investment of all Members shall be sufficient to ensure that the Bank stays in compliance with the Minimum Regulatory Capital Requirements under the Capital Regulation. The Board of Directors will monitor and, as necessary, adjust the minimum investment to provide for Capital Stock purchases and maintenance by all Members sufficient to allow the Bank to remain in compliance with its Minimum Regulatory Capital Requirements.

a)	Member Loan Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Member Loan Stock Purchase Percentage multiplied by all the Loans extended from the Bank to that Member. The Member Loan Stock Purchase Requirement will be calculated at the time each Loan is Transacted. The Member Loan Stock Purchase Percentage is set forth on Schedule A. From time to time, upon approval by the Board of Directors, the Member Loan Stock Purchase Percentage may be adjusted to as high as six percent (6.0%) or to as low as four and one half percent (4.5%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Board approval. An adjustment in the Member Loan Stock Purchase Percentage may be applied in either of the following manners:

(1)	A change in the Member Loan Stock Purchase Percentage may be applied prospectively, affecting only Loans Transacted subsequent to the change in the Member Loan Stock Purchase Percentage, or

(2)	A change in the Member Loan Stock Purchase Percentage may be applied retrospectively, in which case the new Member Loan Stock Purchase Percentage would be applied both to the Member Loans outstanding at the time of such change and to any Loans Transacted subsequent to such change. If a change in Member Loan Stock Purchase Requirement is made retrospectively, the Board of Directors may choose to either:

(i)	apply the new Member Loan Stock Purchase Percentage to all Member Loans outstanding at the time of such change, or

(ii)	apply the new Member Loan Stock Purchase Percentage only to Member Loans which do not include a Principal Prepayment Fee.

b)	Unused Borrowing Capacity Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Unused Borrowing Capacity Percentage multiplied by the principal amount of Unused Borrowing Capacity of that Member. The amount of Unused Borrowing Capacity shall be calculated no later than April 10th of each year and at the time each Loan is Transacted. The Unused Borrowing Capacity Percentage is set forth on Schedule A. From time to time, upon approval by the Board of Directors, the Unused Borrowing Capacity Percentage may be adjusted to as high as one and one-half percent (1.5%) or to as low as zero percent (0%). Changes outside this range would constitute an amendment to this Capital Plan, which would require Finance Board approval. An adjustment in the Unused Borrowing Capacity Percentage will be applied to the principal amount of Unused Borrowing Capacity for all future calculations. From time-to-time, in the discretion of the Board, the amount any one Member would have to purchase under the Unused Borrowing Capacity Stock Purchase Requirement may be subject to a cap of no less than $10 million.

c)	Acquired Member Asset Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Acquired Member Asset Purchase Percentage multiplied by the amount of Acquired Member Assets delivered by that Member and held by the Bank at the time the transaction occurs (in the Bank’s discretion, it may recalculate the member’s Acquired Member Asset Purchase Requirement from time-to-time to capture any reductions in the amount of Acquired Member Assets then being held by the Bank). The Acquired Member Asset Purchase Percentage is set forth on Schedule A. From time to time, upon approval by the Board of Directors, the Acquired Member Asset Purchase Percentage may be adjusted to as high as four percent (4.0%) or to as low as zero percent (0.0%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Board approval. Adjustments made to the Bank’s Acquired Member Assets Purchase Percentage, if any, shall be applied in accordance with the following:

(1)	Any increase in Acquired Member Asset Purchase Percentage shall be applied only on a prospective basis, i.e., affecting only master commitments entered into between a Member and the Bank subsequent to such increase in the Acquired Member Asset Purchase Percentage.

(a)	Any Acquired Member Assets delivered to the Bank under a master commitment made prior to an increase in Acquired Member Asset Purchase Percentage shall be subject to the lower Acquired Member Asset Purchase Percentage, if any, that had been in effect at the time that master commitment was originally accepted by the Bank.

(2)	Any decrease in Acquired Member Asset Purchase Percentage may, in the sole discretion of the Bank, be applied either retrospectively, affecting all Acquired Member Assets previously delivered and held by the Bank or to be delivered under existing master commitments, or prospectively, affecting only master commitments entered into subsequent to such decrease in the Acquired Member Asset Purchase Percentage.

3.	Excess Stock Investment. A Member may hold Excess Stock to the extent it has the legal authority under applicable statutes and regulations, subject to the following:

a)	Repurchase. With Notice to Members of at least one (1) Business Day, the Bank, in its sole discretion, may elect to Repurchase Excess Stock shares at any time. The Bank will Repurchase Excess Stock from all Members on a pro rata basis (provided, however, in the event a Member has given Written Notice of its intent to redeem Excess Stock the Bank may, in its sole discretion, Repurchase the Excess Stock of that Member as set forth below). The effect of Repurchasing Capital Stock by the Bank is to retire such shares. The one (1) Business Day Notice to Members does not apply to the repurchase of Capital Stock on the Recalculation/Conversion Date.

b)	Redemption. A Member may, at its discretion, request a Redemption of Capital Stock by providing Written Notice. A Member may request a Redemption of some or all of its Capital Stock in accordance with the Redemption terms of this Capital Plan. The 5-year Redemption period commences upon the receipt of the Written Notice that specifies the number of shares to be redeemed. Following Written Notice of a Member’s intent to redeem shares, but prior to actual Redemption, the Bank may, in its sole discretion, elect to Repurchase those Excess Stock shares for which it has already received a Redemption request. In the event that multiple Redemption requests are pending, the Bank may, in its sole discretion, elect to Repurchase Excess Stock on a prorated basis or according to the order in which the Redemption requests were received by the Bank, or according to another allocation method as necessary to maintain ongoing compliance with the Bank’s Capital Regulations. The effect of Redeeming Excess Stock shares by the Bank is to retire such shares. A request by a Member (whose Membership has not been terminated) to redeem Capital Stock shall automatically be cancelled if the Bank is prevented from redeeming the Member’s Capital Stock because such redemption would cause the Member to fail to meet its Minimum Member Stock Investment. The effective date of the automatic cancellation shall be five (5) business days after the expiration of the applicable redemption notice period.

c)	Limitation on Repurchase and Redemption. The Repurchase and Redemption of Capital Stock will be subject to the applicable restrictions set forth in 12 C.F.R. sections 931.7 and 931.8. A Member’s right to the Repurchase or Redemption of its Excess Stock may be impaired by these regulatory requirements if the

Bank has used the Member’s Excess Stock to provide the necessary capital support for its investments and other assets.

C.	Adjustments to Minimum Amount

1.	Member Acceptance. Each Member is required to comply with any changes adopted in the Bank’s Capital Plan, including any adjustments made by the Board of Directors that may lead to an increase in a Member’s Minimum Member Stock Investment. In order to effectuate the sale of additional Capital Stock required due to such changes in terms, the Bank is authorized to issue Capital Stock in the name of a Member and to withdraw appropriate payment from the Member’s Demand Deposit Account.

2.	Prior Notice. The Bank shall provide at least fifteen (15) days Notice to Members prior to implementing any adjustment to the Member Loan Stock Purchase Percentage, Unused Borrowing Capacity Percentage, or Acquired Member Asset Purchase Percentage if doing so affects the total Minimum Member Stock Investment of the Member. The Bank shall implement the adjustments on the date stated in the Notice to Members.

III.	Transition Rule

A.	Manner of conversion. The following steps shall be taken to implement the Bank’s Capital Plan:

1.	Stock Conversion. On the Recalculation/Conversion Date, each currently outstanding share of Bank stock shall be converted into one share of Capital Stock.

2.	Recalculation of Minimum Member Stock Purchase Requirement. On the Recalculation/Conversion Date, immediately following the conversion of currently outstanding Bank stock into Capital Stock, each Member’s Minimum Member Stock Investment will be recalculated by the Bank.

3.	Identify each Member’s excess/deficient stock positions. On the Recalculation/Conversion Date, after recalculating each Member’s Minimum Member Stock Investment, each Member’s Recalculated Stock Excess/(Shortfall) shall be determined by the Bank.

4.	Adjust each Member’s stock holdings. Each Member’s holdings of Capital Stock will be adjusted on the Recalculation/Conversion Date as follows:

a)	Recalculated Stock Excess. If a Member has a Recalculated Stock Excess position, the Bank will Repurchase at par a sufficient number of shares of Capital Stock to eliminate the Member’s Excess Stock position (subject to the Bank remaining in compliance with its Minimum Regulatory Capital Requirement).

Proceeds from the share Repurchase will be credited to the Member’s Demand Deposit Account with the Bank.

b)	Recalculated Stock Shortfall. If a Member has a Recalculated Stock Shortfall, the Bank will issue at par a sufficient number of shares of Capital Stock to eliminate the Member’s Recalculated Stock Shortfall position. Proceeds for the share issuance will be debited from the Member’s Demand Deposit Account with the Bank.

B.	Right to opt out of Capital Plan. Each Member retains the right to opt-out of the conversion as contained herein by providing the Finance Board with written notice of its intent to withdraw its Membership from the Bank prior to the Recalculation/Conversion Date. The written notice of its intent to withdraw must be filed with the Finance Board prior to the Opt-Out Date, which Opt-Out Date will be set forth in the Notice to Members setting forth the Recalculation/Conversion Date. The Opt-Out Date shall be 30 days prior to the Recalculation/Conversion Date.

C.	Effects of Opting Out of the Conversion. The Membership of a Member that opts-out of the conversion according to this Plan shall terminate at the earlier of: (1) six months from the date that the written notice of withdrawal was filed with the Finance Board; or (2) the effective date of this Capital Plan. On the date the Membership is terminated, all outstanding indebtedness of the Member to the Bank shall become immediately due and payable. The Bank shall cancel each currently outstanding share of Bank stock on the date the Membership terminates provided that the Bank, after such cancellation, shall remain in full compliance with the Minimum Regulatory Capital Requirement. Any Member that provides the Finance Board with written notice of its intent to withdraw after the Opt-Out Date but before the effective date of the Capital Plan shall have its existing stock converted into Capital Stock on the Recalculation/Conversion Date and the written notice shall commence the applicable five (5) year waiting period to redeem the Capital Stock.

D.	Failure of a Member to affirm election to convert. The failure to provide the written notice as set forth in Section III. B above shall be deemed by the Bank as acceptance of the terms of conversion and of the terms of this Capital Plan.

E.	Timetable for transition and full capital compliance. Immediately following the Recalculation/Conversion Date, it is anticipated that the Bank will be in full compliance with the Capital Regulation.

IV.	Par Value, Rights, Terms, and Preferences of Capital Stock

A.	Par Value. The par value of Capital Stock shall be $100. The Capital Stock shall be issued, redeemed and repurchased at par value.

B.	Ownership. The retained earnings, surplus, undivided profits and equity reserves, if any, of the Bank are owned by the holders of Capital Stock proportionate to their ownership of all outstanding shares of Capital Stock. The holders of Capital Stock shall have no right to receive any portion of these items, however, except through the declaration of a dividend or capital distribution approved by the Board of Directors or through liquidation of the Bank.

C.	Limitations. The Bank may only issue Capital Stock in accordance with this Capital Plan and the Capital Regulations. The Bank may only issue Capital Stock to Members and only Members may hold Capital Stock.

D.	Dividends. Dividends are to be declared and paid on Capital Stock from time to time as determined by the Bank’s Board of Directors, and are non-cumulative with respect to payment obligation and are not to exceed the sum of current net earnings plus net earnings previously retained by the Bank. The Board of Directors may declare and pay dividends on Capital Stock provided the Bank’s capital position is not below its Minimum Regulatory Capital Requirement nor will it be below its Minimum Regulatory Capital Requirement subsequent to the payment of the dividend.

E.	Redemption. Capital Stock shares are redeemable for cash at par value following five (5) years prior Written Notice, however, a Member may not have pending at any one time more than one Redemption request for the same share of Capital Stock.

F.	Cancellation of Redemption. In the event a Member, having previously notified the Bank in writing of its intent to redeem some or all of its Capital Stock, wishes to cancel its Redemption request before the completion of the five (5) year notification period, it may elect to do so by providing Written Notice to the Bank of its intent to cancel its Redemption request. The Bank will impose a Redemption Cancellation Fee on the Member that either voluntarily or involuntarily cancels its Redemption request; provided, however, the Bank may waive the fee for a bona fide business purpose consistent with section 7(j) of the Bank Act. The Redemption Cancellation Fee is the fee in effect at the time the Member provides Written Notice of cancellation. The Member has ten (10) business days from the date the Bank sends the Notice to Member of the amount of the Cancellation Fee to provide Written Notice of its intent to revoke the cancellation and to proceed with the Redemption of the Capital Stock it previously sought to redeem according to the original Redemption timetable, thereby avoiding the Redemption Cancellation Fee. The Redemption Cancellation Fee is calculated by taking the percentage set forth on Schedule A and multiplying it against the par value of the Capital Stock subject to the notice of Redemption. The Redemption Cancellation Fee percentage may be adjusted at the discretion of the Board of Directors to as high as five percent (5%) and to as low as zero percent (0%).

G.	Limited Transferability. A Member may only transfer any Excess Stock of the Bank it holds to another Member of the Bank or to an institution that has been approved for Membership in the Bank and that has satisfied all conditions for becoming a Member, other than the purchase of the minimum amount of Capital Stock that it is required to hold as a condition of Membership. Any such Capital

Stock transfers shall be at par value and shall be effective upon being recorded on the appropriate books and records of the Bank. Capital Stock may only be traded between the Bank and its Members.

H.	Termination of Membership. The following terms pertain to the termination of a Member’s Membership in the Bank.

1.	Voluntary Withdrawal.

a)	A Member may withdraw from Membership by providing the Bank Written Notice of its intent to withdraw. A Member may cancel its notice of withdrawal at any time prior to its effective date by providing the Bank Written Notice of such cancellation. The Bank will impose a fee on a Member that cancels a notice of withdrawal; provided, however, the Bank may waive the fee for a bona fide business purpose consistent with section 7(j) of the Bank Act. The Withdrawal Cancellation Fee is the fee in effect at the time the Member provides Written Notice of cancellation. The Member has ten (10) business days from the date the Bank sends the Notice to Member of the amount of the Membership Withdrawal Cancellation Fee to provide Written Notice of its intent to revoke the cancellation, thereby avoiding the Membership Withdrawal Cancellation Fee. The Membership Withdrawal Cancellation Fee is calculated by taking the percentage set forth on Schedule A and multiplying it against the par value of the Capital Stock held by the Member. The Membership Withdrawal Cancellation Fee percentage may be adjusted at the discretion of the Board of Directors to as high as five percent (5%) and to as low as zero percent (0%).

b)	The Membership of a Member that has submitted a Written Notice of withdrawal shall terminate as of the date on which the last of the applicable Capital Stock Redemption periods ends for the Capital Stock comprising the Member’s Membership Stock Purchase Requirement, as of the date the Written Notice of withdrawal is submitted, unless the Member has cancelled its notice of withdrawal prior to that date.

c)	The receipt by the Bank of Written Notice of withdrawal shall commence the 5-year Redemption period for the Capital Stock held by the Member that is not already subject to a pending request for Redemption. In the case of a Member whose Membership has been terminated as a result of a merger or other consolidation into a non-member or a member of another Home Loan Bank, the Redemption period for any Capital Stock that is not already subject to a pending request for Redemption shall be deemed to commence on the date on which the charter of the former Member is cancelled.

d)	No Member may withdraw from Membership unless, on the date the Membership is terminated, there is in effect a certification from the Finance Board that the withdrawal of a Member will not cause the Bank System to fail to satisfy its Refcorp Obligations.

2.	Involuntary Terminations. The Board of Directors of the Bank has the right to terminate the Membership of any Member that: 1) fails to comply with any requirement of the Bank Act, Finance Board Regulations, or the Capital Plan; 2) becomes insolvent or otherwise subject to the appointment of a conservator, receiver or other legal custodian under federal or state law; or 3) would jeopardize the safety and soundness of the Bank if it were to remain a Member.

a)	The 5-year Redemption period for all the Capital Stock owned by the Member and not already subject to a pending request for Redemption shall commence on the date the Bank terminates the Member’s Membership.

3.	Liquidation of Capital Stock. If an institution ceases to be a Member of the Bank for any reason, the Bank shall require the institution to continue to hold the Capital Stock necessary to support the Loans outstanding and/or Acquired Member Assets under the terms of the Capital Plan in effect at that time. Upon the repayment of outstanding indebtedness to the Bank, including any Principal Prepayment Fees and settlement of the Member’s risk sharing obligations under any Acquired Member Asset program, the Capital Stock that was necessary to support the Loan and/or Acquired Member Asset program shall become Excess Stock subject to Repurchase by the Bank in its discretion.

4.	Liquidation of Indebtedness. The Bank will liquidate the indebtedness of any institution that ceases to be a Member in an orderly manner according to a schedule established by the Bank in its sole discretion. The Bank may require the immediate repayment of all indebtedness, in which case the Member shall be subject to any applicable Principal Prepayment Fees. In the alternative, and in the Bank’s sole discretion, the Bank may allow the institution to continue to hold on to any indebtedness for any length of period up to and including maturity.

I.	Voting rights. The voting rights associated with Capital Stock are defined herein. The voting rights associated with the election of directors are governed by Part 915 of the Rules and Regulations of the Finance Board. There shall be no voting preferences for any share of Capital Stock.

J.	Rights in Bank Merger. In the event the Bank merges with or consolidates into another Home Loan Bank, the Member will be entitled to the rights and benefits set forth in the agreement of merger approved by the Board of Directors of each Home Loan Bank and the Finance Board.

K.	Rights in Bank Liquidation. In the event the Bank is liquidated, the Member will be entitled to the rights and benefits granted to it by the Finance Board and/or Congress.

V.	Bank Review of Plan

A.	Review by Independent CPA

Attached.

B.	Review by NRSRO

Attached.

C.	Good faith effort determination

Pro forma financial projections attached.

D.	Approval by FHFB

To be attached upon receipt

E.	Process for Amending this Plan

1.	General. In order to safeguard the ability to serve its Members and protect their capital investment, accommodate changes in the Bank’s product or business mix, and maintain compliance with Capital Regulations, from time to time this Plan may be amended. Capital Plan amendments may be made as follows:

a)	Board of Directors. Upon a simple majority vote of all of the individual members of the Board of Directors, not just a simple majority vote of a quorum, a request to amend this Capital Plan may be submitted to the Finance Board. The effective date(s) for any proposed change(s) to the terms of this Capital Plan shall be contained in any amendment request as submitted to the Finance Board.

b)	Shareholder Notification. The Bank will provide Notice to Members of any request submitted to the Finance Board to amend this Capital Plan at least thirty (30) days prior to the effective date of any such requested amendment.

c)	Finance Board. To become effective, any amendment to this Capital Plan must be approved by the Finance Board.

VI.	Definitions

Certain terms used within this Capital Plan are defined as follows:

Acquired Member Asset means the outstanding principal balance of assets purchased or funded by the Bank from a Member or Housing Associate pursuant to Part 955 of the Rules and Regulations of the Finance Board.

Acquired Member Asset Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relationship to the outstanding principal balance of Acquired Member Assets delivered by a Member and held the Bank.

Acquired Member Asset Purchase Requirement means the Activity Based Stock Purchase Requirement based upon Acquired Member Assets as specified in this Plan.

Activity-Based Member Stock Purchase Requirement means a stock purchase requirement under which a Member must acquire a specific amount of Capital Stock as a function of the volume of a particular product or service provided to that Member by the Bank.

Bank means the Federal Home Loan Bank of Pittsburgh.

Bank Act means the Federal Home Loan Bank Act, as amended, 12 U.S.C. 1421 through 1449.

Board of Directors means the Board of Directors of the Bank.

Business Day means any day on which the Bank is open to conduct business.

Charge Against Capital means a required reduction in the value of paid-in capital.

Capital Plan means the plan adopted by the Board of Directors and approved by the Finance Board pursuant to the Capital Regulation.

Capital Regulation means Subchapter E of Chapter IX of Title 12 of the Code of Federal Regulations.

Capital Stock means “Class B Stock” as defined by the Bank Act and Capital Regulation.

Capital Sufficiency Assets mean the book value of the Bank’s total assets less the book value of both the Bank’s outstanding Loans and its Short Term Investments maturing in one year or less.

Excess Stock means that amount of Capital Stock held by a Member in excess of its Minimum Member Stock Investment as required by this Capital Plan.

Finance Board means the Federal Housing Finance Board.

Finance Board Regulations mean Chapter IX of Title 12 of the Code of Federal Regulations, as may be amended from time to time.

GAAP means Generally Accepted Accounting Principles as applied in the United States of America.

Housing Associate means an entity that has been approved as nonmember mortgagee pursuant to part B of Part 950 of the Code of Federal Regulations.

Loan means the outstanding principal balance of an advance, as defined in Section 950.1 of the Advances Regulations.

Market Risk Model means the internal market risk model or the internal cash flow model used to calculate the market risk component of the Bank’s risk-based capital requirement approved by the Finance Board.

Member means an institution that has been approved for Membership in the Bank and that has satisfied its Minimum Member Stock Investment requirement.

Member Demand Deposit Account means one or more demand deposit accounts maintained with the Bank and which are subject to the terms and conditions of the Bank’s Demand Deposit Account Agreement.

Member Loan Stock Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relationship to its outstanding Loans from the Bank.

Member Loan Stock Purchase Requirement means the Activity-Based Stock Purchase Requirement based upon Loans as specified in this Plan.

Membership Stock Purchase Requirement means a stock purchase requirement under which a Member must acquire a specific amount of Capital Stock as a condition of Membership.

Membership means all of the rights, privileges and obligations associated with being a Member of the Bank.

Membership Withdrawal Cancellation Fee means the fee the Bank may impose upon a Member who having given notice of its intent to withdraw from Membership, subsequently revokes that withdrawal notice.

Minimum Member Stock Investment means the minimum amount of Capital Stock that a Member is required to purchase and hold in order to be a Member and in order to obtain Loans from the Bank and to engage in other business activities with the Bank in accordance with this Plan. The Minimum Member Stock Investment shall be the sum of (a) the Member’s Member Loan Stock

Purchase Requirement, plus (b) the Member’s Unused Borrowing Capacity Stock Purchase Requirement, plus (c) the Acquired Member Asset Purchase Requirement; provided, however, that the minimum investment of each Member in the Capital Stock of the Bank shall be no less than Ten Thousand Dollars ($10,000).

Minimum Regulatory Capital Requirement means the minimum regulatory capital requirement established for the Bank in either the Capital Regulation or by order of the Finance Board.

Notice to Members means any written notice from the Bank to the Members regarding any element of the Capital Plan, and also includes any electronic writing related to the Capital Plan, including electronic mail and posting on the Bank’s public or private web site.

Opt-Out Date means the date by which a Member wishing not to have its current stock converted into Capital Stock shall provide the Finance Board with written notice of its intent to withdraw from Membership.

Plan means the Capital Plan.

Principal Prepayment Fee means the fee charged by the Bank under the Advances, Collateral Pledge and Security Agreement when a Member pays off a Loan before maturity.

Recalculation/Conversion Date means the date upon which current stock shares are converted into Capital Stock shares and each Member’s Minimum Member Stock Investment is initially calculated.

Recalculated Stock Excess/Shortfall means the difference between a Member’s Minimum Member Stock Investment as determined on the Recalculation/Conversion Date and that Member’s stock holding immediately prior to the implementation of this Capital Plan, where an “excess” refers to a Minimum Member Stock Investment which is less than the Member’s Capital Stock holdings and a “shortfall” refers to a Minimum Member Stock Investment which is greater than the Member’s Capital Stock holdings.

Redemption Cancellation Fee means the fee the Bank may impose upon a Member who, having given Written Notice of its intent to redeem Capital Stock shares, subsequently revokes that Redemption request.

Redemption means the acquisition by the Bank of outstanding Capital Stock from a Member at par value following the expiration of the statutory Redemption request period.

Refcorp Obligations means the obligations under 12 U.S.C. 1441b(f)(2)(C) to contribute interest payments owed on obligations issued by the Resolution Funding Corporation.

Repurchase means the acquisition by the Bank of Excess Stock of a Member either on the Bank’s own initiative or prior to the expiration of the statutory Redemption request period.

Risk Assessment Procedures and Controls means the risk assessment procedures and controls to be used to manage the Bank’s credit, market, and operation risks approved by the Finance Board.

Short Term Investments mean cash and marketable investments with a stated maturity of one year or less that, as of the calculation date, are instruments in which the Bank may invest in full compliance with all Finance Board regulations, plus scheduled payments of principal and interest over the next year on all assets that are fully compliant with Finance Board regulations on the date of calculation. Such investments do not include Loans, Acquired Member Assets, or assets with a maturity longer than one year even if there is an optional or firm commitment to sell such assets within one year.

Transacted means the origination, repayment or renewal of a Loan.

Unused Borrowing Capacity for a Member equals maximum borrowing capacity as calculated per Exhibit B for banks, Exhibit C for thrifts, Exhibit D for Credit Unions and Exhibit E for Insurance Companies, less outstanding Member Loans, the aggregate maximum amount that may be lent under outstanding letters of credit, and the netted market value of intermediary derivative transactions.

Unused Borrowing Capacity Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relation to its Unused Borrowing Capacity.

Unused Borrowing Capacity Stock Purchase Requirement serves as the Membership Stock Purchase Requirement based upon a Member’s Unused Borrowing Capacity as specified in this Plan.

Written Notice means a letter or other business writing, signed by an officer of the Member, sent by certified mail, return receipt requested, to the Bank’s Corporate Secretary at the Bank’s home office, currently 601 Grant Street, Pittsburgh, Pennsylvania, 15219.

EXHIBIT A

general instructions for maximum borrowing capacity (MBC) calculation:

(I)	The Bank will calculate MBC on a quarterly basis using regulatory data approximately 60 days after each quarter end (see schedules for regulatory line items used).

The MBC used in determining annual Unused Borrowing Capacity Stock Purchase Requirement will be based on year-end December 31 regulatory data.

(II)	MBC is based on the lower of total weighted (haircuted) qualifying collateral value or the level of residential housing finance assets (RHFA).

To determine total weighted qualifying collateral value, specific asset balances (market and/or book value) within each qualifying collateral category are derived from regulatory data. Those balances are weighted by applicable haircut percentages, and are then aggregated to arrive at total collateral value, netting out assets pledged to other creditors or other borrowings secured by qualifying collateral.

NOTE: The weighted value for other real estate-related collateral is limited by policy not to exceed a certain percentage of the final calculated MBC (“MBC Percentage”). The current MBC Percentage is set forth on Schedule A.

The RHFA level is determined by adding balances that represent all residential mortgage loan and mortgage-related securities assets.

example:

total weighted qualifying collateral method:

collateral category	balance	haircut		value
1. treasury & agency securities	$15,000	95%		$14,250
2. agency mortgage backed securities	$25,000	90%		$22,500
3. non-agency mortgage backed securities	$10,000	87%		$8,700
4. single-family residential mortgages (net of past dues)	$50,000	80%		$40,000
5. multi-family residential mortgages (net of past dues)	$7,000	50%		$3,500
6. other real estate-related (value limited by MBC Percentage)	$12,500	50%		$6,250
7. minus securities pledged to other creditors or other			-	$6,500

borrowings secured by qualifying collateral	total collateral value			$88,700

note:	for Mortgage Partnership Finance (MPF) participants, the maximum credit enhancement amount is deducted from the total collateral value.

RHFA method:

collateral category	balance	haircut	value
1. all residential mortgage loans	$65,750	n/a	$65,750
2. all mortgage-related securities	$35,000	n/a	$35,000

	total RHFA value		$100,750

	calculated MBC (lesser of total collateral or RHFA value):		$88,700

(III)	The Bank may further refine a member’s MBC due to the following:

1. collateral eligibility factors determined from on-site collateral audits.

2. documented pledging activity not found in regulatory data.

3. adjustments for affiliate collateral pledging.

EXHIBIT B

Line descriptions for MBC calculation - banks

For banks (data from Federal Deposit Insurance Corporation call report)

qualifying collateral assets

			current	current
			blanket	specific	range for
	line	schedule/	collateral	collateral	collateral
category	description	line number	weighting	weighting	weighting

treasury and	ustreshfv	RC-B-0213	95%	90%	85% - 98%

agency securities	ustresafv	RC-B-1287	95%	90%	85% - 98%

	issbyaghfv	RC-B-1295	95%	90%	85% - 98%

	issbvagafv	RC-B-1298	95%	90%	85% - 98%

	issbyushfv	RC-B-1290	95%	90%	85% - 98%

	issbyusafv	RC-B-1293	95%	90%	85% - 98%

govt. and agcy. mortgage	passisshfv	RC-B-1705	90%	85%	80% - 93%

backed securities	passissafv	RC-B-1707	90%	85%	80% - 93%

	passgtyhfv	RC-B-1699	90%	85%	80% - 93%

	passatafv	RC-B-1702	90%	85%	80% - 93%

	cmoisshfv	RC-B-1715	90%	85%	80% - 93%

	cmoissafv	RC-B-1717	90%	85%	80% - 93%

non-agency mortgage	passpythfv	RC-B-1710	87%	82%	72% - 92%

backed securities	passpvtafv	RC-B-1713	87%	82%	72% - 92%

	cmocolhfv	RC-B-1719	87%	82%	72% - 92%

	cmocolafv	RC-B-1732	87%	82%	72% - 92%

	cmopvthfv	RC-B-1734	87%	82%	72% - 92%

	cmopvtafv	RC-B-1736	87%	82%	72% - 92%

1-4 fam. mtgs. - 1st lien	refamfstln	RC-C-5367	80%	75%	65% - 85%

(less troubled assets)	(othrs30-89)	(RC-N-5433 or 5401)

	(othrs90mor)	(RC-N-5434 or 5402)

	(othrsnonac)	(RC-N-5435 or 5403)

multi-family mtgs.	remltagg	RC-C-1460	50%	45%	35% - 70%

(less troubled assets)	(mltrs30-89)	(RC-N-5436 or 3499)

	(mttrs90mor)	(RC-N-5437 or 3500)

	(mltrsnonac)	(RC-N-5438 or 3501)

other real estate	recons - RE secured construction loans	RC-C-1415	50%	45%	35% - 70%

related & community	refarm - RE secured farmland loans	RC-C-1420	50%	45%	35% - 70%

financial inst. collateral	relineofcr- SF revolving, open-end loans	RC-C-1797	50%	45%	35% - 70%

(less troubled assets)	refamjrln - SF junior lien mortgage loans	RC-C-5368	50%	45%	35% - 70%

	renonfarm - nonfarm, nonresidential	RC-C-1480	50%	45%	35% - 70%

	farm - loans for agricultural production *	RC-C-1590	50%	45%	35% - 70%

	cilnsus-commercial, industrial loans	RC-C-1763	50%	45%	35% - 70%

NOTE: total limited to	(const30-89)	(RC-N- 5424 or 2759)

30% of total MBC	(const90mor)	(RC-N-5426 or 2769)

	(constnonac)	(RC-N-5426 or 3492)

	(farm30-89)	(RC-N-5427 or 3493)

	(farm90mor)	(RC-N-5428 or 3494)

* community financial	(farmnonac)	(RC-N-5429 or 3495)

inst. eligible only	(revrs30-89)	(RC-N- 5398)

	(revrs90mor)	(RC-N- 5399)

	(revrsnonac)	(RC-N- 5400)

	(nonrs30-89)	(RC-N- 5439 or 3502)

	(nonrs90mor)	(RC-N- 5440 or 3503)

	(nonrsnonac)	(RC-N- 5441 or 3504)

	(pdfrm30-89) *	(RC-N- 1230 or 1594)

	(pdfrm90mor) *	(RC-N- 1231 or 1597)

	(farmnonacc) *	(RC-N- 1232 or 1583)

	(ci30-89us) *	(RC-N- 5421 or 1251)

	(ci90morus) *	(RC-N- 5422 or 1252)

	(cinonaccus) *	(RC-N- 5423 or 1253)

(less pledged securities)	(secpledge)	(RC-B-0416)

note: for Mortgage Partnership Finance (MPF) participants, the maximum credit enhancement amount is deducted from the total collateral value.

RESIDENTIAL HOUSING FINANCE ASSETS (no haircuts)

	line	schedule/
category	description	line number

revolving 1-4 mtgs.	relineofcr	RC-C-1797

1-4 fam. mtgs. - 1st lien	refamfstln	RC-C-5367

1-4 fam. mtgs. - junior lien	refamjrln	RC-C-5368

multi-family mtgs.	remltagg	RC-C-1460

govt. and agcy. mortgage	passisshfv	RC-B-1705

backed securities	passissafv	RC-B-1707

	passgtyhfv	RC-B-1699

	passgtafv	RC-B-1702

	cmoisshfv	RC-B-1715

	cmoissafv	RC-B-1717

non-agency mortgage	passpvthfv	RC-B-1710

backed securities	passpvtafv	RC-B-1713

	cmocolhfv	RC-B-1719

	cmocolafv	RC-B-1732

	cmopvthfv	RC-B-1734

	cmopvtafv	RC-B-1736

NOTE:	The MBC is based on the lower of the qualifying collateral assets or residential housing finance assets.

EXHIBIT C

Line descriptions for MBC calculation - thrifts

For thrifts (data from Office of Thrift Supervision tfr)

qualifying collateral assets

		current	current
		blanket	specific	range for
		collateral	collateral	collateral
category	line numbers	weighting	weighting	weighting

treasury and agency securities	SC130	95%	90%	85% - 98%

govt. and agcy. mortgage backed securities	SC210	90%	85%	80% - 93%

non-agency mortgage backed securities	SC215	87%	82%	72% - 92%

	SC150	87%	82%	72% - 92%

1-4 fam. mtgs.	SC250	80%	75%	65% - 85%

(less junior lien mtgs.)	(CMR311+CMR312)

(less troubled assets)	(pd120+pd220+pd320)

multi-family mtgs.	SC256	50%	45%	35% - 70%

(less troubled assets)	(pd125+pd225+pd325)

other real estate-	CMR311- adj. rate junior lien mortgages	50%	45%	35% - 70%

related & community fin.	CMR312 - fixed rate junior lien mortgages	50%	45%	35% - 70%

inst. collateral	SC230 - sf construction loans	50%	45%	35% - 70%

(less troubled assets)	SC235 - mf construction loans	50%	45%	35% - 70%

	SC240 - nonresidential constr. loans	50%	45%	35% - 70%

NOTE: total limited to	SC260 - mortgages on nonres. property	50%	45%	35% - 70%

30% of total MBC	SC265 - mortgages on land	50%	45%	35% - 70%

	SC 300 - commercial, non-mtg., secured *	50%	45%	35% - 70%

	SC303 - commercial, unsecured *	50%	45%	35% - 70%

	SC306 - commercial, financing leases *	50%	45%	35% - 70%

* community financial inst.	(PD135)

eligible only	(PD 235)

	(PD 335)

	(PD 138)

	(PD 238)

	(PD 338)

	(PD 140)

	(PD 240)

	(PD 340)

(less other borrowings	(SC72)
assumed collateralized)	exclude FHLB advances

note: for Mortgage Partnership Finance (MPF) participants, the maximum credit enhancement amount is deducted from the total collateral value.

RESIDENTIAL HOUSING FINANCE ASSETS (no haircuts)

	line
category	numbers

mortgage loans (less non-residential	SC23

property and land)	(SC240+SC265+SC260)

govt. and agcy. mortgage backed securities	SC210

non-agency mortgage	SC215
backed securities	SC150

NOTE: The MBC is based on the lower of the qualifying Collateral assets or Residential Housing Finance Assets.

EXHIBIT D

Line descriptions for MBC calculation - credit unions

For credit unions		(data from National Credit Union Administration reports)

qualifying collateral assets

		current	current
		blanket	specific	range for
		collateral	collateral	collateral
category	acct. codes	weighting	weighting	weighting

treasury and	741C	95%	90%	85% - 98%
agency securities	742C

govt. and agcy. mortgage backed securities	732	90%	85%	80% - 93%

non-agency mortgage backed securities	733	87%	82%	72% - 92%

1-4 fam. mtgs. - 1st lien		80	75%	65% - 85%
fixed rate	704
adjustable rate	705

other real estate related collateral		50%	45%	35% - 70%

revolving mortgage loans	708
non first lien fixed rate loans	706
non first lien adj. rate loans	707
NOTE: total limited to 30% of total MBC

less other collateralized borrowings	860C

note: for Mortgage Partnership Finance (MPF) participants, the maximum credit amount is deducted from the total collateral value.

RESIDENTIAL HOUSING FINANCE ASSETS (no haircuts)

category	acct. codes

mortgage loans

first lien fixed rate	704
first lien adjustable rate	705
revolving mortgage loans	708
non first lien fixed rate loans	706
non first lien adj. rate loans	707

govt. and agcy. mortgage backed securities	732

non-agency mortgage backed securities	733

NOTE: The MBC is based on the lower of the qualifying assets or Residential Housing Finance

EXHIBIT E

Line descriptions for MBC calculation - insurance co.

For insurance Companies	(data from audited financials and/or delivered collateral records)

qualifying collateral assets

	current	current
	blanket	specific	range for
	collateral	collateral	collateral
category	weighting	weighting	weighting

treasury and agency securities	95%	90%	85% - 98%

govt. and agcy. mortgage backed securities	90%	85%	80% - 93%

non-agency mortgage backed securities	87%	82%	72% - 92%

RESIDENTIAL HOUSING FINANCE ASSETS (no haircuts)

category

govt. and agcy. mortgage backed securities

non-agency mortgage backed securities

NOTE: The MBC is based on the lower of the qualifying collateral assets or Residential Housing Finance Assets.

SCHEDULE A

In Effect As Of December 16, 2002

Member Loan Stock Purchase Percentage		5%

Unused Borrowing Capacity Stock Purchase Percentage		.50%

Acquired Member Asset Stock Purchase Percentage		0%

Cap on Unused Borrowing Capacity Stock Purchase Requirement	$	N/A

Redemption Cancellation Fee		2%

Membership Withdrawal Cancellation Fee		2%

MBC Percentage		30%

No.:	2002-20
Date:	May 8, 2002

Federal Housing Finance Board

Capital Structure Plan of the Federal Home Loan Bank of Pittsburgh

WHEREAS, the Gramm-Leach-Bliley Act (GLB Act) amended section 6 of the Federal Home Loan Bank Act (Bank Act) in order to enhance the safety and soundness of the Federal Home Loan Bank (Bank) System by replacing the existing subscription capital structure with a permanent capital structure that includes risk-based and leverage capital requirements; and

WHEREAS, the Federal Housing Finance Board (Finance Board) has adopted regulations to implement the capital provisions of the GLB Act, which regulations have established the risk-based and leverage capital requirements for the Banks, as well as the requirements for the capital structure of each Bank; and

WHEREAS, section 6(b) of the Bank Act and the implementing regulations of the Finance Board, 12 C.F.R. § 933.1(a), require the board of directors of each Bank to develop and submit for Finance Board approval a plan to establish and implement a new capital structure for such Bank; and

WHEREAS, the board of directors of the Federal Home Loan Bank of Pittsburgh (Pittsburgh Bank) has submitted to the Finance Board a capital structure plan for the Pittsburgh Bank dated April 26, 2002 (Pittsburgh Capital Plan or Plan); and

WHEREAS, the Pittsburgh Capital Plan was approved by vote of the Executive Committee of the board of directors of the Pittsburgh Bank (Executive Committee); and

WHEREAS, Finance Board regulations preclude a Bank from implementing its capital plan until the Finance Board has approved the capital plan, as well as the internal market risk model or the internal cash flow model that the Bank intends to use to calculate the market risk component of the Bank’s risk-based capital requirement, and the risk assessment procedures and controls to be used to manage its credit, market and operation risks, 12 C.F.R. §§ 932.1 and 933.1(a); and

WHEREAS, the Board of Directors has considered the Pittsburgh Capital Plan, its supporting materials, as well as a memorandum from the Office of Policy, Research and Analysis, and the Office of General Counsel that analyzed the Plan and recommends its approval; and

WHEREAS, the use of the terms “discretion” or “sole discretion” in the Capital Plan when describing actions that may be taken by the Pittsburgh Bank’s board of directors cannot limit any authority granted the Finance Board under the Bank Act to review, prohibit or otherwise regulate such actions; and

No.: 2002-20

WHEREAS, the Board of Directors has determined that the Pittsburgh Capital Plan meets all statutory and regulatory requirements regarding capital structure, and does not compromise the safety and soundness of the Pittsburgh Bank or of the Bank System;

NOW, THEREFORE, IT IS RESOLVED that the Board of Directors hereby approves the Pittsburgh Capital Plan, pursuant to sections 2B(a)(1) and 6(b) of the Bank Act, 12 U.S.C. §§ 1422b(a)(1) and 1426(b), and 12 C.F.R. § 933.1(c), subject to the terms of this resolution;

IT IS FURTHER RESOLVED that the approval of the Pittsburgh Capital Plan does not imply that the Finance Board intends to limit any authority granted it under the Bank Act to review, prohibit or otherwise regulate actions that, under the terms of the Pittsburgh Capital Plan, may be taken in the “discretion” or “sole discretion” by the board of directors of the Pittsburgh Bank;

IT IS FURTHER RESOLVED that the Pittsburgh Bank’s internal market risk model and its risk assessment procedures and controls will be approved pursuant to 12 C.F.R. § 932.1, subject to the right of the Board of Directors to review the approval, in accordance with 12 C.F.R. § 907.7;

IT IS FURTHER RESOLVED that prior to implementing the Pittsburgh Capital Plan, the Pittsburgh Bank shall submit to the Finance Board written confirmation from the independent certified public accountant and the credit ratings organization that have reviewed the initial version of the Pittsburgh Capital Plan in accordance with 12 C.F.R. § 933.3, that they have reviewed the final version of the Pittsburgh Capital Plan and reaffirm their prior determinations that the implementation of the Plan will not cause the Pittsburgh Bank to write down the value of its capital stock nor will it affect the credit rating of the Bank;

IT IS FURTHER RESOLVED that prior to implementing the Pittsburgh Capital Plan, the Pittsburgh Bank shall submit to the Finance Board written confirmation that the full board of directors of the Bank has ratified the Executive Committee’s approval of the Plan;

IT IS FURTHER RESOLVED that in the event that the board of directors of the Pittsburgh Bank exercises its authority under
Section II.B.2.a.-c. of the Plan to revise the applicable percentage of any stock purchase requirement, then the Pittsburgh Bank shall promptly notify the Finance Board of such changes.

By the Board of Directors of the Federal Housing Finance Board

/s/ John T. Korsmo

John T. Korsmo
Chairman

PricewaterhouseCoopers LLP
1301 K Street, N.W. 800W
Washington DC 20005-3333
Telephone (202) 414 1000
August 5, 2002

Mr. James D. Roy
President and Chief Executive Officer
Federal Home Loan Bank of Pittsburgh
601 Grant Street
Pittsburgh, PA 15219-4455

Dear Mr. Roy:

Introduction

We have been engaged to report on the appropriate application of accounting principles generally accepted in the United States of America (“GAAP”) by the Federal Home Loan Bank of Pittsburgh (“Bank”) and by its members to its conversion of outstanding stock into newly issued Class B Capital Stock (“Capital Stock”) in accordance with its proposed capital plan (“Plan”).

Our engagement has been conducted in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). Our engagement is pursuant to the requirement imposed on the Bank by the Gramm-Leach-Bliley Act, to obtain an independent review of the Bank’s Plan by an independent accountant subsequent to approval of the final plan by the Bank’s independent regulator, the Federal Housing Finance Board (“Finance Board”).

Background

The Financial Services Modernization Act or Gramm-Leach-Bliley Act (“GLBA”) that was enacted on November 12,1999 contained several important reforms impacting the Federal Home Loan Banks. Among the reforms were a new capital structure for the banks and new minimum capital requirements. The new capital structure provided for two classes of stock that individual banks may issue: class A capital stock that is redeemable with six months prior written notice and class B capital stock, redeemable with 5 years prior written notice. Furthermore, the statute provides that the Class B Capital Stock is to confer an ownership interest in the retained earnings, surplus, undivided profits and equity reserves of the respective bank. The new minimum capital

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

requirements are comprised of total capital, leverage and risk-based requirements. The minimum total capital requirement is 4% of total bank assets. The minimum leverage requirement is a 5% ratio determined as the sum of, permanent capital multiplied by 1.5 added to other components of total capital, divided by total bank assets. The minimum risk-based capital requirement is comprised of credit, market and operations risk components, the sum of which must equal total permanent capital of the bank.

In connection with the new capital structure and requirements, the GLBA provides that the banks each establish the minimum required investment in the capital stock of the bank by its members. The minimum required investment in the bank’s capital stock may be based upon a percentage of each member’s total assets, outstanding advances, any other business activity or any other basis approved by the Finance Board or combination of requirements.

Finally, the GLBA requires the board of directors of each bank to submit a capital plan to the Finance Board for approval. The capital plan is to establish and implement a new capital structure for the bank that complies with the new capital requirements. The GLBA required that each board of directors submit the plan for its respective bank to the Finance Board for approval no later than October 29, 2001. Each plan is to establish the following:

a)	minimum investment by the bank’s members,

b)	classes of capital stock to be issued by the bank,

c)	manner in which the bank will pay dividends on the capital stock,

d)	date on which the bank will implement the new capital structure and the manner in which the bank will issue its classes of capital stock to its members,

e)	criteria for transactions in its capital stock,

f)	how it will dispose of capital stock held by members who terminate their membership in the bank,

g)	demonstration that the bank will be able to implement the plan and will be in compliance with the new capital requirements after the plan is implemented.

Prior to submitting the plan to the Finance Board, the GLBA requires each bank to conduct an independent review of its capital plan by engaging independent accountants to review the application of accounting principles generally accepted in the United States of America to the conversion of the capital stock to ensure, to the extent possible, that the implementation of the plan would not result in any write-down of the redeemable stock owned by its members, and review by at least one Nationally Recognized Statistical Rating Organization (NRSRO) to determine whether the implementation of the plan will have a material effect on the credit rating of the bank. The banks are to submit a copy of each independent review report as part of its proposed and final capital plan.

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

Analysis and conclusions

We have reviewed the Bank’s Plan dated April 26, 2002 and understand its terms as follows:

Description of the Transaction

Terms of the Class B Capital Stock

•	The Bank will issue only one form of Class B Capital Stock (the Bank will not issue any Class A Capital Stock).

•	Par value of the Capital Stock will be $100.

•	Holders of the Capital Stock will own a proportionate share of the Bank’s retained earnings, surplus, undivided profits and equity reserves. However, holders of the Capital Stock shall have no right to receive any portion of these items except through the declaration of a dividend or capital distribution approved by the Board of Directors or through liquidation of the Bank.

•	The Bank may only issue Capital Stock to members and only members may hold Capital Stock. Accordingly, members may only transfer Capital Stock to other members.

•	Dividends may be declared from time to time by the Bank’s Board of Directors and are non-cumulative with respect to payment obligation and are not to exceed the sum of current net earnings plus net earnings previously retained by the Bank.

•	Shares will be redeemable for cash at the option of the member at par value following five years written notice. However, a member may not have more than one redemption request pending at any one time.

•	Membership in the Bank is voluntary and may be terminated. If a member terminates its membership, and upon the repayment of outstanding indebtedness to the Bank,(including any principal prepayment fees and settlement of the member’s risk sharing obligations under any Acquired Member Asset program, as defined in the Plan) the Capital Stock that was necessary to support the loan and/or acquired member asset program shall become excess stock subject to repurchase by the Bank at its discretion.

•	With regard to election of directors of the Bank, each member is entitled to cast one vote for each share of Capital Stock held as of the record date for the election. Notwithstanding this provision, the number of votes cast by any one member shall not exceed the average number of shares held in each member’s state,

•	With regard to matters other than the election of directors, members will be entitled to one vote regardless of the number of shares held.

•	There are not any voting preferences for any share of Capital Stock.

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

Conversion transaction

•	The Capital Plan is effective on the Recalculation/Conversion Date (as defined in the Plan), which will be stated in a notice to members. The Recalculation/Conversion Date shall not be greater than 18 months after the Finance Board approves the Plan, nor less than sixty (60) days after the date of the notice to the members.

•	On the Recalculation/Conversion Date, each currently outstanding share of Bank stock shall be converted into one share of Class B Capital Stock.

•	On the Recalculation/Conversion Date, immediately following the conversion of currently outstanding Bank stock into Class B Capital Stock, the Bank will recalculate each member’s minimum member stock investment in accordance with the terms of the Plan. Each member’s minimum member stock investment will be recalculated as the sum of:

•	The member’s Member Loan Stock Purchase Requirement (as defined in the Plan). This requirement will initially be 5% of outstanding loans from the Bank to the member. This requirement may be adjusted by the Bank’s Board of Directors, from time to time, to as high as 6% or to as low as 4.5%. Changes outside of this range would constitute an amendment to the Plan that would require Finance Board approval.

•	A change to this requirement may be applied prospectively, affecting only loans transacted subsequent to the change or retrospectively, affecting both outstanding loans as of the date of the change and to any loans transacted subsequent to the date of the change. If a change in a member loans stock purchase requirement is made retrospectively, the Bank’s Board of Directors may choose to either apply the new requirement to all member loans or only to loans that do not include a principal prepayment fee.

•	The member’s Unused Borrowing Capacity Stock Purchase Requirement (as defined in the Plan). This requirement will initially be 0.50% of the principal amount of unused borrowing capacity of each member. This requirement may be adjusted by the Bank’s Board of Directors, from time to time, to as high as 1.5% or to as low as 0%. Changes outside of this range would constitute an amendment to the Plan that would require Finance Board approval. The amount of unused borrowing capacity shall be calculated no later than April 10th of each year and at the time each loan is transacted.

•	An adjustment in the unused borrowing capacity percentage shall be applied to the principal amount of unused borrowing capacity for all future calculations. From time to time, at the Bank’s Board of Director’s discretion, the amount any one member would be required to purchase under the unused

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

borrowing capacity stock purchase requirement may be subject to a cap of no less than $10 million.

•	The member’s Acquired Member Asset Purchase Requirement (as defined in the Plan). Each member is required to purchase and hold Capital Stock with a par value equal to the Bank’s acquired member asset purchase percentage multiplied by the amount of acquired member assets delivered by that member and held by the Bank (at the Bank’s discretion, it may recalculate the member’s acquired member asset purchase requirement from time to time to capture any reductions in the amount of acquired member assets then being held by the Bank). This requirement will initially be 0%. However, from time to time, the Bank’s Board of Directors may adjust this requirement to as high as 4.0% or to as low as 0%. Changes outside of this range will constitute an amendment to the Plan that requires approval from the Finance Board. Adjustments to this requirement may be applied prospectively or retrospectively. Increases to the requirement will only be applied prospectively affecting only master commitments entered into between a member and the Bank subsequent to such increase. Any decrease in this requirement may be applied either retrospectively, affecting all acquired member assets or prospectively, affecting only master commitments entered into subsequent such decrease.

•	In no case, shall a member’s minimum stock investment be less than $10,000.

•	After the conversion and recalculation of each member’s minimum stock investment, each member’s stock holdings will be adjusted to their respective minimum member stock investment either by issuing additional shares at par to eliminate a shortfall or by repurchasing shares, at par, to eliminate an excess position, subject to the Bank remaining in compliance with its minimum regulatory capital requirement.

•	Each member retains the right to opt out of the Plan by providing the Finance Board written notice of its intent to withdraw its membership from the Bank prior to the Recalculation/Conversion Date. The written notice of intent to withdraw must be filed with the Finance Board prior to the opt-out date set forth in the notice to members, establishing the Recalculation/Conversion date. The opt-out date shall be 30 days prior to the Recalculation/Conversion date.

•	The membership of a member that opts out of the conversion as set forth in the Plan shall terminate at the earlier of (a) six months from the date that the written notice of withdrawal was filed with the Finance Board, or (b) the effective date of the Plan. On the date the member’s membership is terminated, all outstanding indebtedness of the member to the Bank becomes immediately due and payable. The Bank shall cancel each outstanding share of Bank stock on the date of membership termination, provided the Bank remains in compliance with all regulatory capital requirements. Any member that provides the Finance Board with written notice of withdrawal intent after the opt out date, but prior to the effective date of the Plan shall have its existing stock converted into capital stock on the Recalculation/Conversion Date. The written

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

notice shall commence the applicable five (5) year waiting period to redeem the Capital Stock.

•	All Capital Stock shall be issued, redeemed and repurchased at par value.

•	A request by a member (whose membership has not been terminated) to redeem Capital Stock shall be cancelled automatically if the Bank is prevented from redeeming the member’s Capital Stock because such redemption would cause the member to fail to meet its minimum member stock investment. The effective date of the automatic cancellation shall be five (5) business days after the expiration of the applicable redemption notice period.

We also understand that the:

a)	Bank has not, at any time in the past, paid stock dividends to any of its members,

b)	Par value of the Bank’s currently outstanding capital stock is $100, and

c)	Issuances, redemptions and other transactions in the Bank’s currently outstanding capital stock have all been at par value.

Accounting by the Bank

Applicable accounting principles

Paragraph 9 of Technical Bulletin 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending against a Takeover Attempt issued by the Financial Accounting Standards Board (“FASB”) states:

“Most transactions by an enterprise in shares of its own stock are solely capital transactions, that is, the transactions involve only the transfer of ownership of the enterprise’s stock or rights associated with ownership of the stock. Those transactions do not result in recognition of income or expense by the enterprise.”

Chapter 1B of Accounting Research Bulletin 43 indicates that differences between par value and purchase price of treasury stock be accounted for as a capital transaction and not through the earnings of the enterprise.

“Apparently there is general agreement that the difference between the purchase price and the stated value of a corporation’s common stock purchased and retired should be reflected in capital surplus.”

Paragraph 12 of Accounting Principles Board Opinion No. 6 further expanded on this guidance by clarifying that amounts be credited to capital surplus or to retained earnings in treasury stock transactions.

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

“When a corporation’s stock is retired, or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws):

     i. an excess of purchase price over par or stated value may be allocated between capital surplus and retained earnings

     ii. an excess of par or stated value over purchase price should be credited to capital surplus.

When a corporation’s stock is acquired for purposes other than retirement (formal or constructive), or when ultimate disposition has not yet been decided, the cost of acquired stock may be shown separately as a deduction from the total of capital stock, capital surplus, and retained earnings, or may be accorded the accounting treatment appropriate for retired stock, “Gains” on sales of treasury stock not previously accounted for as constructively retired should be credited to capital surplus; “losses” may be charged to capital surplus to the extent that previous net “gains” from sales or retirements of the same class of stock are included therein, otherwise to retained earnings.”

Conclusion

The conversion of currently outstanding stock into new Capital Stock is a capital transaction and should be accounted for by the bank at par value in the Capital Stock account. This will not require recognition of an accounting transaction to the account because the par value of the Capital Stock will be equivalent to the par value of the current outstanding stock (i.e. no difference between par value and conversion price) and because the current outstanding stock will be converted into Capital Stock at a conversion ratio of one-for-one

Accounting by the members

Applicable accounting principles

The accounting guidance for the treatment of capital transactions is primarily contained in ARB 43. However, in an analogous situation, the FASB issued guidance on the accounting for the receipt of participating preferred stock of the Federal Home Loan Mortgage Corporation by members of the FHLB’s in Technical Bulletin 85-1 (“TB 85-1”), Accounting for the Receipt of Federal Home Loan Corporation Participating Preferred Stock. That guidance was based upon the authority for accounting for non-monetary transactions, Accounting Principles Board Opinion No. 29.

Paragraph 2 of TB 85-1 states:

“The distribution of preferred stock grants the member institutions an ownership right to the residual net assets of the FHLMC that they did not have previously,

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

directly or indirectly, since the only previously outstanding capital stock was redeemable at par. The preferred stock is a non-monetary asset that should be recognized by member institutions at its fair value as of December 31, 1984, in accordance with Opinion 29. The resulting income should be reported as an extraordinary item in accordance with Opinion 30.”

Further, in the Background to TB 85-1, paragraph 9 states:

“The threshold accounting issue is whether something of value has been received by the member institutions to which they previously were not entitled.”

However, in the case of the Bank’s conversion of its outstanding stock into Capital Stock, the members are not receiving anything of value that they do not already directly or indirectly have. Shares of stock, as noted in TB 85-1, are non-monetary assets and the conversion must be accounted for according to Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions, (“APB 29”)

Generally, APB 29 bases the accounting for non-monetary transactions on the fair value of the assets involved. Under this principle, the cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss, if applicable, should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Under APB 29, there are exceptions to this basic principle, including the following:

•	Accounting for a non-monetary transaction should not be based on the fair values of the assets transferred unless those fair values are determinable within reasonable limits.

•	If an exchange of non-monetary assets is not essentially the culmination of an earning process, the accounting for the exchange should be based on the recorded amount of the non-monetary asset relinquished.

Each of these points is considered further below:

Premise:

Fair value of the Capital Stock is not determinable within reasonable limits

With respect to measuring “fair value,” APB 29 indicates:

“If neither the fair value of a non-monetary asset transferred nor the fair value of a non-monetary asset received in exchange is determinable within reasonable limits,

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

the recorded amount of the non-monetary asset transferred from the enterprise may be the only available measure of the transaction.”

The AICPA Audit and Accounting Guide for Banks and Savings Institutions further states:

“[FHLB stock] does not have a readily determinable fair value ... because its ownership is restricted and it lacks a market.” – paragraph 5.95

Thus, our view is that the fair values of neither the current outstanding Bank stock nor the Capital Stock are not determinable within reasonable limits.

Premise:

Exchange of shares does not constitute the culmination of an earning process

The exchange of current outstanding shares of Bank stock for the Capital Stock with equivalent terms would represent, in our view, a transaction that is not essentially the culmination of an earning process. In entering into such an exchange transaction, the member would be converting from one form of equity ownership interest to a slightly different form, but the underlying purpose of such ownership – to the member with access to the Bank’s products and services – would not change. Moreover, after the exchange, the member would still be required to maintain an ownership interest (at whatever level and in whatever proportions may be prescribed) in order to continue to have access to the Bank’s products and services. Additionally, the fundamental characteristics of the members’ equity ownership remain the same before and after the conversion. Specifically, both before and after the transaction:

•	the Bank has the unconditional right to call members for additional capital;

•	the Capital Stock is redeemable at par;

•	the member owns a proportionate share of retained earnings, surplus, undivided profits, and equity reserves;

•	the Capital Stock earns dividends as determined by the Board of Directors; and

•	members’ voting rights for election of directors remain constant at one vote per share of Capital Stock.

Our views on the accounting for the exchange of shares are also based on the nature of the member’s investment in the System. Under the principles of APB 29, we believe it is appropriate to consider the member’s investment in Bank stock, even though not accounted for by any individual member on an equity basis, to be in substance a “productive asset.” It is our understanding that in virtually all instances a member voluntarily holds stock in the System not primarily for traditional investment purposes

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

(i.e. current yield and capital appreciation), but rather for purposes of maintaining and ensuring a source of low-cost funding and other services. In so doing, the member’s objective is to maximize its profitability and manage its financial risks effectively.

We understand that these reasons for holding the Bank’s stock are expected to remain constant after the exchange transaction. Accordingly, we believe that the member’s stock holdings in the Bank are distinguishable from other equity investments and that it is appropriate to view such holdings in essentially the same manner as would be viewed other assets held for or used in the production of goods or services by the members. As indicated above, an exchange of similar productive assets not held for sale in the ordinary course of business is not considered to be essentially the culmination of an earning process and, therefore, is excluded from fair value accounting treatment under APB 29.

Conclusion

We conclude that members should account for the Capital Stock transaction at their respective recorded amount for their current investment in Bank stock. We base our conclusion on the application of APB 29 in that:

a)	the fair value of neither the currently outstanding Bank stock nor the Capital Stock are determinable within reasonable limits; and

b)	the conversion transaction is not the culmination of an earning process.

Limitations

We have prepared this report to the Bank for assistance in applying accounting principles to the conversion transaction. Our conclusions in this letter do not contemplate events outside the context of the conversion transaction itself. Thus, events that occur outside the context of the conversion transaction may have a bearing upon our conclusions with respect to the accounting for the Capital Stock by the Bank or its members.

The ultimate responsibility for the decision on the appropriate application of accounting principles generally accepted in the United States of America rests with management of the Bank and with the management of each of the members. Our judgments on the appropriate application of GAAP for the conversion transaction are based solely on the facts provided to us as described above and the final Capital Plan of the Bank dated April 26, 2002. Should these facts and circumstances differ, or should the Capital Plan be amended, our conclusions may change.

Furthermore, our conclusions in this letter are based upon accounting principles generally accepted in the United States of America in effect as of the date of this letter.

Mr. James D. Roy
Federal Home Loan Bank of Pittsburgh
August 5, 2002

Accordingly, our conclusions in this letter may change as a result of new accounting pronouncements or regulations that become effective subsequent to the date of this letter.

This report is intended solely for the information and use of the Bank’s Board of Directors, management and the Finance Board and is not intended and should not be used by anyone other than these specified parties.

Very truly yours,

financial Institutions Ratings
55 Water Street
New York NY 10041-0003
Tel 212 438 2000
Fax 212 438 7375

July 17, 2002

Mr. Eric J. Marx
Chief Financial Officer
Federal Home Loan Bank of Pittsburgh
601 Grant Street
Pittsburgh, PA 15219-4455

Dear Mr. Marx:

As part of Standard & Poor’s review of The Federal Home Loan Bank of Pittsburgh’s (FLHB-Pittsburgh) capital plan, as outlined in our Engagement Letter for the Rating Evaluation Service, dated February 20, 2001, we have reviewed your most recent changes made to the capital plan as outlined in your bank’s e-mail to Victoria Wagner dated June 6, 2002. Based upon our review of the changes made to FLHB-Pittsburgh’s Capital Plan dated April 26, 2002 in comparison to the original plan submitted May 4, 2001, our original finding stand as stated in our letter dated May 3l, 2001, that Standard & Poor’s has determined that your bank’s implementation of the capital plan would not have a material effect on your bank’s credit rating.

Sincerely,

Mark E. Bachmann
Managing Director

EXHIBIT B

Opt Out Notice

[Date]

Elaine Baker
Executive Secretariat
Federal Housing Finance Board
1777 F Street, N.W.
Washington, DC 20006

RE:	NOTICE OF OPT OUT OF FEDERAL HOME LOAN BANK OF PITTSBURGH (“BANK”) CAPITAL CONVERSION AND WITHDRAWAL FROM MEMBERSHIP

Dear Ms. Baker:

With this letter the [insert name of institution] (“Member”) hereby provides notice that it is opting out of the conversion of its existing Bank stock to new Capital Stock (defined as Class B stock under Finance Board regulations) and withdrawing from membership in the Bank.

Sincerely,

[signature of officer of the Member]

cc:	Federal Home Loan Bank of Pittsburgh
Attn: Corporate Secretary
601 Grant Street
Pittsburgh, PA 15219